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As filed with the Securities and Exchange Commission on August 28, 2001

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

POWER MEASUREMENT, INC.
(Exact name of Registrant as specified in its charter)

Delaware	3825	51-0388392
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2195 Keating Cross Road
Saanichton, British Columbia
Canada V8M 2A5
(250) 652-7100
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Anthony T. Iler, Esq.
Irell & Manella LLP
1800 Avenue of the Stars, Suite 900
Los Angeles, CA 90067
(310) 277-1010
(Name, address, including zip code, and telephone number,
including area code, of agent for services)

Copies to:

Peter M. Juzwiak, Esq. IRELL & MANELLA LLP 1800 Avenue of the Stars, Suite 900 Los Angeles, CA 90067 (310) 277-1010	Allan G. Sperling, Esq. CLEARY, GOTTLIEB, STEEN & HAMILTON One Liberty Plaza New York, NY 10006 (212) 225-2000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common stock, par value $.01 per share	$115,000,000	$28,750

(1)
Includes shares of common stock that may be sold pursuant to the underwriters' over-allotment options, if any, and any shares offered and sold outside the U.S. in transactions that are not subject to registration under the Securities Act but that may be resold from time to time in the U.S. in transactions subject to registration under the Securities Act.
(2)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 28, 2001

PROSPECTUS

     [Company Logo]

           Shares

Power Measurement, Inc.

Common Stock
$   per share

    We are selling      shares of our common stock. We have granted the underwriters an option to purchase up to       additional shares of common stock to cover over-allotments.

    This is the initial public offering of our common stock. We currently expect the initial public offering price to be between $      and $       per share. We intend to apply to have the common stock included for quotation on the Nasdaq National Market under the symbol "PWRM" and listed and posted for trading on the Toronto Stock Exchange under the symbol "PWM."

    Investing in our common stock involves risks. See "Risk Factors" beginning on page 8.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Power Measurement, Inc. (before expenses)	$	$

    The underwriters expect to deliver the shares to purchasers on or about        , 2001.

Salomon Smith Barney
Banc of America Securities LLC
CIBC World Markets
Credit Suisse First Boston
Goldman, Sachs & Co.

        , 2001

    You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

    Until            , 2001 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

SUMMARY

    This summary may not contain all the information that may be important to you. You should read the entire prospectus, including our consolidated financial statements and related notes, before making an investment decision.

Power Measurement, Inc.

    We are a leading provider of enterprise energy management systems to energy consumers and suppliers worldwide. Our ION® intelligent electronic devices and ION Enterprise™ Internet-enabled software comprise a complete, real-time energy management network that enables energy consumers and suppliers to:

  •
  monitor and control the delivery of electricity;

  •
  improve power quality and reliability;

  •
  control energy costs by actively managing energy purchases and peak consumption;

  •
  provide real-time revenue metering and pricing;

  •
  integrate, monitor and control distributed generation systems such as diesel and natural gas generators, fuel cells and microturbines;

  •
  accurately forecast power demand; and

  •
  perform activity-based power cost analysis.

    Our customers and end-users include major commercial and industrial consumers of energy such as Abbott Laboratories, DaimlerChrysler, General Motors, Hewlett Packard and Weyerhaeuser, energy service providers such as Enerwise, and energy suppliers such as DTE (formerly Detroit Edison), Duke Power, ERCOT (Electric Reliability Council of Texas), ISO New England, Manitoba Hydro, Ontario Hydro, PJME (Pennsylvania, Jersey, Maryland Exchange) and TransAlta. We sell our enterprise energy management systems through our direct sales organization, through a network of manufacturers' representatives, independent distributors and value-added resellers, and through strategic distribution alliances with original equipment manufacturers ABB, General Electric and Siemens.

    During the year ended December 31, 2000 and the three-month period ended March 31, 2001, we had sales of $34.1 million and $15.0 million, respectively, and earnings before interest expense, income taxes, depreciation, amortization, management fees paid to GFI One, L.L.C., a stockholder, and stock-based compensation of $9.2 million and $5.3 million, respectively.

Our Market Opportunity

    Enterprises are making significant investments for the purchase or supply of electric power but exercise relatively little management of these investments. Energy demand is increasing and there is a growing demand for higher quality and more reliable power. Electricity prices have increased and become more volatile, power reliability has become less consistent and power quality has declined.

    Enterprises on both the demand and supply side of the energy market are seeking better strategies to manage the cost, quality and reliability of electricity and the assets that produce, deliver, control and consume energy. Enterprises face three fundamental challenges as they seek to improve energy management:

  •
  Enterprises lack the information and control systems to buy and use energy efficiently. The cost of electricity often goes unchallenged and unmanaged by those purchasing it. It is frequently difficult for companies to track electricity costs, verify electricity bills or allocate electricity costs within their organizations. Moreover, electricity suppliers often design complicated pricing structures that make it difficult for end-users to understand, monitor and manage their energy usage and costs or to take advantage of demand management and load curtailment programs offered by energy suppliers.

  •
  Energy consumers are demanding improved power quality and reliability. The Electric Power Research Institute estimates that electric power quality and reliability problems currently cost U.S. businesses more than $119 billion annually. Power users and suppliers are increasingly exploring energy management technologies to reduce or prevent these losses. For example, Frost & Sullivan estimated that approximately $5.6 billion would be spent worldwide in 2000 on uninterruptible power supply equipment alone.

  •
  Energy consumers and suppliers are seeking real-time, market-based pricing of electricity. The current electricity metering infrastructure does not allow for a market for electricity in which prices fluctuate dynamically to meet real-time supply and demand. In order to create a real-time market, commercial and industrial consumers need to know continuously how much energy they are consuming and how much this energy costs, and suppliers must be able to generate bills based on constantly changing energy prices.

The Power Measurement Solution

    We address these three fundamental challenges in the following ways:

  •
  We offer a comprehensive energy management information system. We offer a comprehensive energy management information system capable of collecting and managing data at each point along the power delivery system, from the generation, transmission and distribution facilities of suppliers to the facilities and distributed generation assets of consumers. We offer a one-stop source for intelligent electronic devices that are integrated with enterprise-level network software and tailored to meet the specific requirements of our customers and end-users.

  •
  Our systems improve power quality and reliability. Our enterprise energy management systems are designed to monitor and control power quality and reliability by recording and in some cases predicting disruptions in electrical service, identifying corrective actions and managing the use of multiple power sources, including distributed generation assets.

  •
  Our systems enable proactive control of costs and market-based pricing of electricity. Our enterprise energy management systems can provide accurate information regarding electricity consumption and the marginal cost of electricity on a continuous, real-time basis. As this capability is adopted throughout the energy industry, we expect more power consumers and suppliers to engage in market-based pricing of electricity, thereby optimizing their electricity cost structure.

Our Competitive Strengths

    Our principal competitive strengths include the following:

  •
  Our integrated enterprise energy management systems offer robust and cost-effective functionality;

  •
  We serve both the demand side and the supply side of the electricity industry;

  •
  We have a large installed base that serves as a platform for future growth;

  •
  We are able to reach a broad market because our products are designed for a wide range of electrical systems;

  •
  We specialize in enterprise energy management systems and can deliver innovative products to market quickly; and

  •
  We have an experienced management team and a highly qualified workforce in an industry marked by high demand for skilled workers.

Our Growth Strategies

    We will seek to expand our business by capitalizing on the following growth strategies:

  •
  Improve our competitive position in the enterprise energy management market by offering more robust product functionality;

  •
  Serve new segments of the demand-side enterprise energy management market;

  •
  Broaden our distribution channels;

  •
  Continue to incorporate enhanced communications and Internet-based technology into our enterprise energy management systems;

  •
  Expand our advanced revenue metering capabilities;

  •
  Grow internationally; and

  •
  Pursue complementary acquisition opportunities and strategic alliances.

Corporate Information

    We were incorporated in Delaware on November 16, 1998. Our primary operating subsidiary, Power Measurement Ltd., was founded in the Province of British Columbia, Canada in 1985. On July 24, 2001, we changed our name from Power Measurement Holdings, Inc. to Power Measurement, Inc. Our principal executive offices are located at 2195 Keating Cross Road, Saanichton, British Columbia, Canada V8M 2A5, and our telephone number is (250) 652-7100. Our Web site is located at http://www.pml.com. Information contained on our Web site does not constitute part of this prospectus.

    Our principal registered trademark in the United States is "ION," and in Canada our registered trademarks include "ION" and "Meter M@il." We have applied to register the trademarks "Power Measurement," the Power Measurement logo, "WebMeter" and "Meter M@il" in the United States and have applied to register the trademarks "ION Enterprise," "Power Measurement," the Power Measurement logo and "WebMeter" in Canada.

The Offering

Common stock offered	shares
Common stock to be outstanding after this offering	shares
Use of proceeds
We estimate that we will receive net proceeds from the offering of approximately $ million. We intend to use approximately $12.5 million of the net proceeds to repay all outstanding borrowings under our bank credit agreement and to use the balance of the net proceeds for capital expenditures and general corporate purposes, including repurchases of stock from, or loans to, employees under existing contractual commitments.
Our use of proceeds is more fully described under "Use of Proceeds."
Nasdaq National Market symbol	PWRM
Toronto Stock Exchange symbol	PWM

    When we refer in this prospectus to the number of shares of common stock to be outstanding after this offering and when we provide financial information that depends on that number, unless we state otherwise, we mean the number of shares outstanding as of March 31, 2001:

  •
  excluding 32,033 shares issuable upon exercise of options outstanding as of March 31, 2001;

  •
  excluding a total of 14,957 shares available for issuance under our two employee stock plans as of March 31, 2001;

  •
  excluding the exchange of 31,780 outstanding coupled shares of common and preferred stock of our Canadian operating subsidiary at March 31, 2001 that are not held by us for 31,780 shares of our common stock;

  •
  excluding the exchange of outstanding options at March 31, 2001 to purchase 13,624 coupled shares of common and preferred stock of our Canadian operating subsidiary for options to purchase 13,624 shares of our common stock;

  •
  assuming no exercise by the underwriters of their over-allotment option; and

  •
  assuming the filing of our restated certificate of incorporation authorizing      shares of common stock and      shares of undesignated preferred stock and giving effect to a   for 1 split of all of our outstanding common stock immediately prior to the closing of this offering.

    All references to "$" or "dollars" in this prospectus refer to United States dollars. All references to "Cdn.$" in this prospectus refer to Canadian dollars. The noon Bank of Canada spot rate on March 31, 2001 for Canadian dollars was U.S.$1 = Cdn.$1.5763

    We have stated or estimated some of the market data presented in this prospectus using various third-party sources. Although we believe that these estimates are reasonable and reliable, we have not independently verified this information.

Summary Financial Data

    The following table sets forth a summary of our historical financial data for the periods and as of the dates presented. The following financial data should be read in conjunction with our consolidated financial statements and related notes included in this prospectus as well as the section of the prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." The financial data for each of the years in the three-year period ended December 31, 2000 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The financial data for each of the years in the three-year period ended December 31, 1998 are for our predecessor, Power Measurement Ltd. The financial data for the three months ended March 31, 2000 and 2001 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited information on the same basis as the audited financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for these periods. Historical results are not necessarily indicative of our future results and interim period results are not necessarily indicative of our annual results.

    We commenced operations on January 1, 1999 following the completion of a reorganization of the shareholdings of our Canadian operating subsidiary, Power Measurement Ltd., more fully described in our audited consolidated financial statements included elsewhere in this prospectus. As our business and operations are the same as those of Power Measurement Ltd., Power Measurement Ltd. is considered to be our predecessor for accounting and financial reporting purposes. Financial information presented prior to the completion of the reorganization referred to above is that of Power Measurement Ltd.

    As used in the following table, "EBITDA" means earnings before interest expense, income taxes, depreciation and amortization, and "EBITDA, as adjusted" means EBITDA adjusted to exclude management fees paid to GFI One, L.L.C., a stockholder, and stock-based compensation. We have included information concerning EBITDA and EBITDA, as adjusted because we believe that it is a financial indicator frequently used by investors and analysts to compare the operating performance of companies. However, EBITDA and EBITDA, as adjusted should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles, such as net income. In addition, EBITDA and EBITDA, as adjusted may not be calculated on a basis consistent to other entities disclosing similarly titled measures. For information about cash flows or results of operations in accordance with generally accepted accounting principles, please see our consolidated financial statements included elsewhere in this prospectus.

    The balance sheet data set forth below as of March 31, 2001 are presented on an actual basis and on an as-adjusted basis to reflect our sale of shares of common stock in this offering at an assumed initial public offering price of $     per share, after deducting underwriting discounts and estimated offering expenses payable by us and the anticipated application of the net proceeds of the offering to repay debt.

	Predecessor Corporation			Power Measurement, Inc.
	Year Ended December 31,					Three Months Ended March 31,
	1996	1997	1998	1999	2000	2000	2001
						(unaudited)
	(in thousands, except share and per share data)
Statement of Operations Data:
Sales	$22,103	$22,863	$21,010	$26,502	$34,080	$7,348	$15,023
Gross margin	13,124	13,936	12,866	15,052	20,985	4,041	8,927
Operating income (loss)	3,818	5,364	2,782	(860)	3,592	(116)	3,965
Net income (loss)	1,878	2,793	1,751	(3,332)	(431)	(634)	1,711
Income (loss) per share of common stock:
Basic	$6.39	$9.50	$5.96	$(11.33)	$(1.44)	$(2.14)	$5.18
Diluted	5.91	8.30	5.29	(11.33)	(1.44)	(2.14)	4.65
Weighted average number of shares of common stock:
Basic	293,997	293,997	293,997	294,059	298,484	297,221	330,252
Diluted	317,702	336,388	331,111	294,059	298,484	297,221	368,225
Other Financial Data:
EBITDA, as adjusted	$4,914	$6,581	$4,459	$5,243	$9,202	$1,279	$5,284
EBITDA	4,872	6,320	4,120	4,036	8,455	1,128	5,164
Net cash provided by (used in):
Operating activities	1,684	5,792	1,607	353	6,006	948	4,274
Investing activities	(1,177)	(1,002)	(1,122)	(748)	(1,157)	(170)	(284)
Financing activities	(3,240)	(4,485)	(573)	377	(2,980)	(334)	(992)

	March 31, 2001
	Actual	As Adjusted
	(unaudited) (in thousands)
Balance Sheet Data:
Cash and cash equivalents	$4,932	$
Working capital	4,259
Total assets	56,204
Long term-debt including obligations under capital leases	10,367
Total stockholders' equity	34,842

RISK FACTORS

    An investment in our common stock involves significant risks. You should carefully consider the risks described below, together with all of the other information included in this prospectus, before buying shares of our common stock.

Risks Related To Our Business

We May Not Continue to Experience Growth in Our Sales Comparable With Our Recent Results of Operations.

    Although we have recently experienced growth in our sales, we may not be able to sustain these growth rates, and our sales may decline. If our growth rates or sales decrease, our stock price will likely decline significantly. If that occurs, you may lose a substantial portion of your investment in our common stock.

If the Market for Our Products Fails to Grow, We May Be Unable to Increase Our Sales.

    Our future success depends on widespread commercial acceptance of our products. The market for some of our products, such as the technology that facilitates market-based pricing, is relatively new and rapidly evolving. Electricity consumers and suppliers may be slow to adapt to changes in the energy marketplace, which could result in less demand for our products than we currently expect. Some of our products offer transmission of proprietary data over the Internet. Well-publicized compromises of Internet security could substantially reduce confidence in Internet-based energy products. Even if there is significant market acceptance of new products, we may incur substantial expenses adapting our products to emerging trends. If the market fails to adopt our technology or does so more slowly than we expect, we may be unable to increase our sales.

If We Fail to Deliver New Products or Enhancements in a Timely or Cost-Effective Manner, Our Customers May Not Purchase Our Products.

    The market for our products is marked by rapid technological changes, frequent new product introductions and enhancements, uncertain product life cycles, changes in customer demands, and evolving industry standards. New products based on new technologies or new industry standards could render our existing products obsolete and unmarketable. Because the market for our products is rapidly developing, we may not be able to assess the size of the market, and we may have limited insight into trends that may emerge and affect our business.

    In addition, enterprise energy management products are complex, often requiring long and expensive development and testing periods. We may be unable to introduce new products or enhancements in a timely or cost-effective manner due to a number of factors, many of which are beyond our control. In the past, our introduction of new products has occasionally been delayed by our inability to obtain component parts. If our new products or enhancements are not delivered to market in a timely or cost-effective manner or do not meet customer expectations, our customers may not purchase our products.

If Our Products Do Not Continue to Operate With a Wide Variety of Operating Systems, Our End-Users May Be Reluctant to Purchase Our Products.

    Our end-users use a wide variety of constantly changing computer hardware, software applications and operating systems. Electrical and building control systems frequently incorporate non-standard operating systems. Our products sometimes need to communicate with these non-standard systems to gain broad market acceptance. Our business depends in part on our ability to integrate our products with new and existing computer hardware and software systems.

    Our products cannot be integrated with all existing computer hardware and software systems that our current or potential end-users employ. Some or all of our products currently operate on Windows 95, Windows 98, Windows 2000 and Windows NT. If new operating systems, network standards or programming languages are developed, we may need to modify or develop new versions of our products, which could be very costly. Our failure to modify our products in a timely or cost-effective manner could limit our potential customer base or cause our products to become obsolete.

A Failure to Maintain Our Strategic Alliances With Our Three Original Equipment Manufacturer Business Partners Could Hurt Our Business.

    We currently have strategic alliances with three major OEMs, consisting of ABB Power T&D Company Inc., General Electric Company and Siemens Energy & Automation, Inc. These OEMs recommend and install our products for use in their customers' power systems. During the year ended December 31, 2000, sales to each of ABB and Siemens represented more than ten percent of our total sales. We expect that a significant portion of our future sales will result from sales to these or other OEMs.

    In 1996, we experienced the dissolution of an OEM relationship when the OEM elected to design and manufacture a substitute for one of our products. We may experience difficulties in our relationships with our OEM partners in the future. For information regarding our patent infringement dispute with General Electric, you should refer to the risk factor entitled "Intellectual Property Infringement Claims Could Be Costly and Time-Consuming to Defend, Divert Management's Attention and Cause Product Delays." Our OEM business partners may also choose to compete with us. We are aware that General Electric has made investments in companies, such as Electro Industries/Gauge Tech, that may offer products that compete with some of our products, and General Electric may elect to purchase the competing products from those companies rather than from us. Our failure to maintain a strong relationship with ABB, General Electric or Siemens could hurt our business.

If We Fail to Develop and Expand Our Distribution Relationships With Other Industry Participants, Our Future Growth May Suffer.

    The future growth of our business will depend in part on our ability to develop and expand distribution relationships with potential industry associates other than our three OEMs. These relationships would likely include energy service providers and value-added resellers. We may encounter difficulties in establishing and maintaining strategic relationships with these companies for a variety of reasons. For example, these companies may devote insufficient resources to market our products, develop relationships with our competitors or elect to develop their own product lines that compete with our products.

Our Quarterly Sales and Income Are Likely to Fluctuate. If We Fail to Meet Market Expectations, the Price of Our Common Stock Will Likely Fall.

    Our quarterly sales and income have fluctuated in the past and are likely to vary from quarter to quarter in the future. Period-to-period comparisons of our sales and income may therefore be misleading and future results may vary depending on a number of factors, including:

  •
  obtaining or losing a single, non-recurring large product order that significantly impacts the results of a single quarter or increases expectations regarding future quarters;
  •
  delays in the delivery of our products, which may impact the timing of our recognition of sales;
  •
  delays or reductions in spending for our products by our customers and potential customers;
  •
  demand for and acceptance of our products;

  •
  product defects which may result in cancelled orders, delays in new orders or costly field upgrades;
  •
  large customers electing to stock our products in anticipation of future demand, which may result in uneven buying patterns with significant purchases in one quarter and small or no purchases in other quarters;
  •
  development of new relationships and maintenance, enhancement or discontinuation of existing relationships with customers and strategic business associates; and
  •
  potential seasonality as we expand further into newer markets such as international markets.

    Accordingly, you should not rely upon the results of one quarter as an indication of future performance. If our sales and income fall below the expectations of securities analysts or investors in future quarters, our stock price will likely decline significantly and you may lose a substantial portion of your investment in our common stock.

Our Results of Operations Could Be Harmed If We Incur Excess Expenses Based On Inaccurate Estimates of Future Sales.

    We must incur expenses for personnel, component parts, research and development and manufacturing capacity in advance of sales, based on our expectations of future sales. If our future sales are less than expected, the shortfall could disproportionately affect our results of operations. As a result, our stock price could decline significantly.

We Rely on Suppliers For Component Parts for Our Products. Our Business May Be Harmed If We Are Unable to Accurately Predict Our Component Part Requirements or Obtain These Component Parts in a Timely, Cost-Effective Manner.

    We rely on third-party suppliers for various component parts for our products, such as computer chips, circuit boards, microprocessors and current transformers. We generally use a multi-month forecast of our future product sales to determine our component part requirements. Lead times for ordering materials and components vary significantly and depend on factors such as specific supplier requirements, the production time required and current market demand for the components. If we overestimate our component requirements, we may have excess inventory or inventory that becomes obsolete, either of which will impact our income. If we underestimate our component requirements, we will have inadequate inventory, which may delay our manufacturing and render us unable to deliver products to customers on scheduled delivery dates. We offer numerous versions and variations of our products, some of which may have low volumes of unit sales. This further limits our ability to accurately predict all aspects of future component requirements.

    Although we have several suppliers for many of our component parts, we do not have long-term contracts with our suppliers and rely on single suppliers for some items. If a supplier discontinues a key component on short notice or provides low quality component parts, we may experience shortages in the supply of component parts, our manufacturing costs may increase due to increases in the cost of component parts or downtime experienced in our manufacturing operations, and we may be unable to fulfill our product orders in a timely manner. In addition, we could be forced to incur substantial expenses on research and design efforts to replace, if possible, any discontinued component part.

We Rely on the Services of Our Key Personnel, Whose Knowledge of Our Business and Technical Expertise Would Be Difficult to Replace.

    We rely upon the continued service and performance of a relatively small number of key technical and senior management personnel, whose knowledge of our business and technical expertise would be difficult to replace. Our future success depends on our retention of these key employees, in particular J. Bradford Forth, our President and Chief Executive Officer. These key employees may elect to leave us with little or no prior notice. If we lose any of our key technical and senior management personnel, our business could be harmed.

If We Are Unable to Hire and Retain Technical, Sales and Marketing and Other Personnel, Our Business Could Be Harmed.

    We must attract and retain additional highly qualified technical, sales and marketing and other personnel to expand our operations. Competition for qualified employees is intense, particularly in the high technology industries, and our business requires a highly skilled workforce. As salaries for persons with technical skills increase, it may be increasingly difficult to hire the necessary technical staff without substantially increasing the salaries that we offer.

    Following this offering, some of our key personnel will have the ability to liquidate some or all of their investment in us, which may result in some of these employees terminating their employment with us. Furthermore, following this offering, our ability to attract and retain qualified personnel may also be impaired because potential employees may perceive the value of our future stock option grants offered to them to be less valuable than stock option grants offered by other companies that are not yet public.

    During the first half of 2001, we increased the number of our sales personnel as part of an effort to increase the direct sales of our products, and we expect further increases in the future. If we fail to recruit, train and retain sufficient personnel or if our expanded sales force is unable to meet sales targets, our ability to increase sales and meet revenue targets may be harmed.

We Have Hired Some of Our Employees From Our Current Customers and Competitors, Which Could Damage Our Customer Relationships and Expose Us to Potential Litigation.

    We have hired some of our current employees from our customers and competitors. As a result, some of our current customers could view us as a competitor in the future, and one or more of our competitors could file lawsuits against us alleging the infringement of their trade secrets and other intellectual property or the breach of non-competition agreements by our employees. Although we do not believe that we have infringed upon the intellectual property of our competitors or that any of our employees have breached non-competition agreements, such lawsuits could be costly and could divert our attention and resources from our business.

We May Not Be Able to Control Our Warranty Exposure and Our Warranty Reserve May Be Insufficient to Meet Our Warranty Expense.

    We generally warranty our products against defects for a period of one to three years. Malfunctions of our products could expose us to significant warranty expenses, and our warranty exposure may increase as we develop new products. During the first quarter of 2001, we determined that approximately 800 of our 8000 Series ION® devices, which had been delivered and installed, were not performing in accordance with specifications due to a defect in one batch of component parts supplied by a third party. We are in the process of recalling and repairing these products to conform to our product specifications and have incurred the estimated repair costs in our first quarter results of operations.

    As of March 31, 2001, we had a warranty reserve of $525,000. Although we believe this warranty reserve is reasonable, it may be insufficient to cover our warranty expenses in the future.

If Our Products Contain Defects, the Market May Reject Them and We May Be Subject to Product Liability Claims.

    Our products are complex and, accordingly, may contain defects, errors or failures when first introduced or as new versions or enhancements are released. Defects in our products may be caused by failures in our testing and calibration equipment or factors outside of our control, such as defects in third-party computer chips, circuit boards or other component parts.

    Our products are often integrated with our end-users' networks and software applications, which exposes us to product liability or warranty claims if these networks or applications are disrupted. Claims against us may also arise from the failure of our products to perform to expectations, any faulty design or manufacture of our products or the improper use of our products by end-users. In some instances, our products play a role in the control of power systems, including load management systems that are designed to prevent personal injury. The malfunction of these products could cause electrical fires and other physical damage to equipment, which could result in the injury or death of personnel.

    Any claims resulting from the use of our products, even if without merit, could result in liability or costly litigation or divert our attention and resources. Our current insurance coverage could be insufficient to protect us from all liability that may be imposed under these types of claims. Product defects or inaccurate data may also lead to customer dissatisfaction, which could damage our reputation and brand image.

Any Future Growth Could Place a Significant Strain on Our Management, Systems and Resources, and We May Experience Difficulties Managing Any Future Growth.

    We have experienced and are currently experiencing a period of significant growth. From January 1, 2000 to May 31, 2001, the number of our full-time employees increased from 185 to 231. We expect that any future growth could cause significant strain on our management, operational and financial resources.

    We may in the future be required to manufacture our products in higher quantities than previously experienced. During the second half of 2000, in order to fulfill a major order to be used by the Comisíon Federal de Electricidad of Mexico, we were required to purchase substantial quantities of raw materials, acquire specialized capital equipment, hire additional temporary labor and operate our manufacturing facility at a significantly higher capacity than normal. Although we were able to fulfill this order on time, we may not, if we continue to experience higher volume levels such as these, be able to continue to manufacture our products in accordance with the required standards of quality and cost or be able to effectively expand our own or third party manufacturing capacity rapidly enough to meet unexpected increases in demand.

    We have also determined that our current information and planning systems must be replaced in order to support our future operations. By early 2002, we expect to implement a new materials resource planning system that will be an integral component of our operations, including accounting, receivables, billing, collection, production planning and materials acquisition. Support for our current systems will be discontinued no later than June 2002. The difficulties associated with installing and implementing new systems, procedures and controls may place a significant burden on our management and our internal resources.

We Must Expand Our Manufacturing Capacity to Accommodate Our Growth. Any Failure to Expand in a Timely and Cost-Effective Manner May Harm Our Business.

    We expect to expand our manufacturing capacity during 2002 in order to accommodate the growth of our business. We are currently assessing various alternatives to increase our manufacturing capacity, including the expansion of our existing manufacturing facility located near Victoria, British Columbia, the acquisition of additional manufacturing space in another location, or outsourcing some of our manufacturing operations. We have limited experience in the acquisition or development of real property assets or in outsourcing our manufacturing operations. We may be unable to increase our manufacturing capacity in a timely or cost-effective manner, and following the expansion, our levels of productivity may decline.

Our Industry Is Highly Competitive. Our Customers May Choose to Purchase Competitors' Products and We May Not Be Able to Compete Effectively.

    The enterprise energy management and power quality markets are rapidly evolving and intensely competitive and we expect competition to increase in the future. We currently compete with a number of companies that provide digital power meters, enterprise energy management software solutions, industrial control and automated systems, power quality and testing equipment, billing software or a combination of these products and services. Competitors vary in size and in the scope and breadth of the products and services they offer. While we are not aware of any one company today that competes with us in all areas, there are companies that address various aspects of our products. Thus, we face competition for portions of our business from the following:

  •
  manufacturers of electrical distribution and industrial control and automation products, systems and services, such as Group Schneider and Eaton Corporation, which develop metering technologies for use in their electrical, building automation and control systems equipment;
  •
  power quality equipment suppliers, such as World Power Technology and Reliable Power Meters, which develop high-quality testing equipment for research and laboratory purposes and networking capabilities and system software applications for commercial applications of their products;
  •
  power metering companies, such as Electro Industries/Gauge Tech and Satec;
  •
  revenue metering companies, such as Schlumberger and TransData;
  •
  OEMs, such as ABB, General Electric and Siemens, which are also our customers and strategic business partners;
  •
  enterprise energy management systems integrators, such as Silicon Energy, which develop software solutions to manage metering hardware and systems already installed at client facilities, including our metering hardware;
  •
  companies, such as E-MON Corp., which develop meter data collection, billing and tenant metering software solutions; and
  •
  large enterprise software firms, such as SAP, which are continuing to develop risk management and other software addressing the energy market.

    Some of our current and potential competitors have longer operational histories, greater resources, greater name recognition and a higher number of established customer relationships than we have. Many of these competitors also have extensive knowledge of our industry. Due to these factors, some of our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or may be able to devote greater resources to the promotion and sale of their products.

We May Not Be Able to Adequately Protect Our Intellectual Property. As a Result, We May Lose a Valuable Asset.

    Our success depends in large part upon our ability to obtain and maintain protection for our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret protection, and confidentiality and nondisclosure agreements to establish and protect our intellectual property rights. We seek to avoid disclosure of our trade secrets through a number of means, including by requiring persons with access to our proprietary information to execute nondisclosure agreements with us. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual property. Other parties may breach confidentiality agreements or other protective arrangements we have entered into, and we may not be able to enforce our rights or have adequate remedies in the event of these breaches. In addition, our contractual and other protective arrangements may not prevent our competitors from independently discovering our trade secrets or developing functionally equivalent or superior technologies or products. Further, we offer our products internationally, and the laws of some foreign countries may not protect our proprietary rights to the same extent as do the laws of the United States.

    We have granted two of our OEM business partners contingent rights to use proprietary information relating to the products we sell to them, including manufacturing data and source code. These contingent rights arise if we are unable to produce our products as required by our agreements with these OEMs and are subject to the payment of royalties to us by these OEMs. If we do not produce our products for these OEMs as required, our ability to protect the proprietary information relating to these products may be jeopardized, and the value of these products to our business may be reduced materially or eliminated.

    Monitoring infringement and misappropriation of intellectual property is a highly-involved, expensive and difficult process, and we may be unable to detect any infringement or misappropriation of our proprietary rights. If we do detect infringement or misappropriation of our proprietary rights, litigation to enforce these rights would be expensive, could cause us to divert financial and other resources away from our business operations and may not be successful. If we are unable to protect these rights, we may lose a valuable asset.

Our Business May Suffer if Our Current Patents Do Not Adequately Protect Our Technology or Our Patent Applications Are Denied.

    We currently have fourteen issued patents (including several design patents) in the United States and two issued patents and two industrial design registrations in Canada. We also have twenty-two pending U.S. patent applications (including two for design patents), six pending Canadian patent applications and one pending Canadian industrial design application. There is no guarantee that patents will be issued with respect to our current or future patent applications or with respect to any new proprietary technologies that we may develop in the future. Claims allowed under our existing and future patents may not be sufficiently broad to protect our technology. Any patents that have been or are issued to us could be invalidated, circumvented or challenged. If challenged, our patents might not be upheld or their claims could be narrowed. Similar risks may also apply to our current and future design patents and industrial design registrations. In addition, our intellectual property may not be adequate to provide us with a competitive advantage or to prevent competitors from entering the markets for our products or developing functionally equivalent or superior products.

Intellectual Property Infringement Claims Could Be Costly and Time-Consuming to Defend, Divert Management's Attention and Cause Product Delays.

    There has been a substantial amount of litigation in the high technology industry regarding intellectual property rights. In 1995, we became subject to a patent infringement claim brought against us by one of our competitors, a subsidiary of Group Schneider. Although the matter was resolved in a confidential settlement in 1996 without any finding or acknowledgement of wrongdoing by us, the administration and resolution of the case was time-consuming, expensive and a material distraction from the operation of our business.

    One of our OEM partners, General Electric, has notified us that it believes certain features of our products may infringe at least one of its patents, and that certain other products of ours may require licenses from General Electric relating to nine other patents. Although we do not agree with these claims, our efforts to resolve them may not be successful or cost-effective, and the dispute may harm or result in the dissolution of our business relationship with General Electric, require us to redesign our technology, or require us to obtain a license.

    In the future, others may claim that we or our current or future products infringe upon their intellectual property. We expect that developers of energy-related products such as ours will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlap. Parties making these claims may be able to obtain an injunction or other equitable relief, which could prevent us from selling some of our products or offering some product functionality in North America or abroad. Any claims, with or without merit, could be time consuming, result in costly litigation and substantial damages, divert management's attention, cause product shipment delays or require us to enter into royalty or licensing agreements or redesign our technology to be non-infringing. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all. We may not be able to redesign our technology to avoid infringement, and if we are able to redesign, we could encounter delays and additional costs while we attempt to develop the non-infringing technology.

Our Expansion into International Markets May Not Succeed and May Expose Us to Numerous Risks Associated With International Operations.

    We intend to expand our operations and hire additional personnel to address international markets outside of our current primary areas of operation in the United States and Canada. To achieve acceptance in international markets, our products must be modified to address a variety of factors specific to each international market, including regulatory and industry standard compliance, such as certification under various local standards. We may be unable to adapt our products successfully to meet international standards. Even if we do meet these standards, our products may not achieve market acceptance. We also have limited experience in managing operations and personnel in geographically distant locations.

    We will also be subject to a number of other risks associated with international business activities, including:

  •
  foreign currency restrictions and exchange rate fluctuations;
  •
  compliance with a wide variety of foreign laws;
  •
  difficulties in managing and staffing international operations;
  •
  compliance with foreign energy market and utilities regulations, standards and rate structures;
  •
  tariffs, export controls and other trade barriers;
  •
  longer collection cycles and increased difficulties in collecting delinquent or unpaid accounts;
  •
  potentially adverse tax consequences, including restrictions on the repatriation of earnings;
  •
  economic fluctuations and political instability in foreign countries; and
  •
  reduced protection of intellectual property in foreign countries.

Exchange Rate Fluctuations Could Harm Our Results of Operations.

    Exchange rate fluctuations may harm our results of operations. Our corporate headquarters and manufacturing facility are located in Canada, but we transact business internationally in multiple currencies, with the majority of our sales generated in the United States. Because most of our operating expenses are incurred in Canadian dollars while most of our sales are generated in U.S. dollars, we currently benefit from the strength of the U.S. dollar relative to the Canadian dollar. Our results of operations would be hurt by any weakening of the U.S. dollar relative to the Canadian dollar. We currently do not engage in hedging transactions related to our exchange rate risk.

Any Acquisitions We Make Could Disrupt Our Business and Harm Our Financial Condition.

    Although we are not currently negotiating, and have never made, any business or technology acquisitions, as part of our growth strategy, we intend to review opportunities to acquire other businesses or technologies that would complement our current products, expand the breadth of our markets or enhance our technical capabilities. A portion of the proceeds of this offering may be used for these acquisitions. Acquisitions entail a number of risks, including:

  •
  problems integrating the operations, technologies, products, overall business strategies and sales and marketing and research and development efforts of the acquired entity with our existing business and products;
  •
  potential disruption of our ongoing business and distraction of our management;
  •
  difficulties in retaining business relationships with suppliers and customers of the acquired companies;
  •
  difficulties in maintaining corporate cultures, controls, procedures and policies;
  •
  entering markets in which we lack prior experience; and
  •
  potential loss of key employees in the acquired business or our existing business.

Natural Disasters or Unanticipated Events Could Disrupt Our Manufacturing Operations Because We Do Not Have Backup Operations.

    Our manufacturing operations use highly sophisticated mechanical assembly equipment and computer systems to build products. If an earthquake or other natural disaster or unanticipated problem were to damage our corporate headquarters and manufacturing facility, we do not have an alternative facility where we could continue manufacturing our products and our operations could be materially interrupted or terminated. Although we maintain business interruption insurance to cover these types of events, it may be inadequate to cover our losses in these circumstances. The failure of any of our manufacturing equipment or operations or the occurrence of an earthquake or other natural disaster or unanticipated problems at our facility could significantly delay product shipments, resulting in lost orders and dissatisfied customers.

We Have Been Reassessed by the Canada Customs and Revenue Agency With Respect to Our 1996, 1997 and 1998 Canadian Corporate Income Tax Returns.

    We have been reassessed by the Canada Customs and Revenue Agency with respect to our Canadian corporate income tax returns for 1996, 1997 and 1998. The focus of the audit was directed at approximately $1.15 million of deductions taken during these years for legal, accounting and other professional services in connection with new investors in our company who had contacts and expertise relating to our company's business and markets. The necessary Notices of Objection have been filed in order to contest these reassessments. We believe our financial statements reflect an adequate reserve for this tax matter. However, if the Canada Customs and Revenue Agency disallows all or part of our deductions, the resulting tax liability will reduce our cash position. Further, if the resulting tax liability exceeds the amount of our reserve, it may harm our results of operations during the quarter in which it is incurred.

Government Regulation May Impair Our Ability to Market Our Products.

    Government regulation of our products, including any regulations relating to installation and servicing of our products, may increase our costs and the price of our products and reduce our sales and profitability. We are currently required to obtain certification of our revenue meters in most of the jurisdictions where they are offered in order to ensure that the meters are sufficiently accurate to be the basis for utilities to bill their customers. In addition, to achieve acceptance in international markets, our products must be modified to address a variety of factors specific to each international market, such as certification under various local standards. Our products may also be subject to future regulations governing traditional electric utilities and other regulated entities. We expect that our products and their installation will be subject to oversight and regulation at the local level in accordance with state and local ordinances relating to building codes, safety and related matters. Finally, our products may in the future be subject to new regulations, particularly those governing electric utilities, that may impact our ability to compete and to distribute, install and service our products.

Any Failure by Us to Comply With Environmental Regulations, Particularly in Connection With Our Manufacturing Operations, Could Result in Significant Liabilities or Restrictions on Our Business.

    We use hazardous materials in our research and development and manufacturing activities, which are conducted primarily at our owned corporate headquarters and manufacturing facility located near Victoria, British Columbia. We are therefore subject to a variety of Canadian federal, provincial and local governmental laws and regulations related to the storage, use and disposal of these materials and the protection of the environment. If we fail to comply with environmental laws or regulations, we may be subject to significant liabilities for fines, penalties or damages, or lose or be denied significant operating permits to conduct our business.

We May Be Unable to Raise Additional Capital on Acceptable Terms to Fund Our Activities in the Future.

    We cannot be certain that the proceeds of this or any future financing, together with any funds provided by operations and present capital, will be sufficient to fund our ongoing needs for product development, manufacturing, marketing, acquisitions and working capital. Additional financing may not be available when needed or may not be available on terms acceptable to us. If additional funds are raised by issuing our equity securities, our stockholders will incur dilution. If we are unable to obtain the necessary capital or financing to fund our activities on acceptable terms, we may be unable to expand our business or fund our existing operations.

If We Were Required to Write Off or Accelerate the Amortization of Our Goodwill, Our Income and Stockholders' Equity Could Be Adversely Affected.

    As a result of our December 1998 reorganization described in the notes to our consolidated financial statements included elsewhere in this prospectus, we have $36.1 million of goodwill recorded on our consolidated balance sheet as of March 31, 2001. Until January 1, 2002, we will be amortizing this goodwill on a straight-line basis over 12 years. Beginning January 1, 2002, we will no longer be able to amortize goodwill on a yearly basis. Instead, we will be required to periodically determine if our goodwill has become impaired, in which case we would be required to write off the impaired portion of goodwill. The amount of goodwill that we amortize in any given year is treated as a charge against earnings under generally accepted accounting principles in the United States. If we were required to write off our goodwill, our results of operations and stockholders' equity could be adversely affected.

Risks Related to This Offering

     There Has Been No Public Market for Our Common Stock. The Market Price for Our Stock May Be Volatile. Prior to this offering, there has been no public market for our common stock. After this offering, an active public market for our common stock may not develop or continue, in which case you may not be able to sell the common stock you own. If you purchase shares of our common stock in this offering, you will pay an initial public offering price that was negotiated and determined with representatives of the underwriters based on several factors. This price may vary from the prevailing market price of our common stock after this offering for a number of reasons, many of which are beyond our control.

    In addition, the stock market in general and the stocks of technology companies in particular have been very volatile in recent months. This volatility may reduce the price of our common stock without regard to our operating performance. Even if the price of our common stock increases following this offering, it could eventually experience a significant decline. As a result, you may be unable to sell your shares of common stock at or above the initial public offering price.

    In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their stock. We may in the future be the target of similar litigation. Regardless of its outcome, securities litigation could result in substantial costs and divert management's attention and resources, which could harm our business.

Our Directors, Executive Officers and Major Stockholders Will Retain Significant Control Over Our Company After the Offering, Which Could Lead to Conflicts With Other Stockholders Over Corporate Governance.

    Following the completion of this offering, our directors, executive officers and holders of five percent or more of our outstanding common stock will beneficially own an aggregate of approximately      % of our outstanding common stock (  % if the underwriters exercise their over-allotment option in full). As a result, these stockholders will be able to exert significant control over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as mergers or other business combination transactions. This control may delay or prevent a third party from acquiring or merging with our company on terms that other stockholders may find favorable.

We Plan to Adopt Anti-Takeover Provisions That Could Prevent or Delay a Change in Control of Our Company, Even If This Change of Control Would Be Beneficial to Our Stockholders.

    Our certificate of incorporation and bylaws will be restated immediately prior to the closing of this offering. Provisions of our restated certificate and our restated bylaws could discourage, delay or deter a merger, acquisition or other change in control of our company, even if the change in control would be beneficial to our stockholders. These provisions, as restated, will include:

  •
  a board that is classified such that only one-third of our directors are elected each year;

  •
  authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and deter a takeover attempt;

  •
  eliminating the ability of stockholders to call special meetings of stockholders;

  •
  prohibiting stockholder action by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders; and

  •
  establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

    In addition, Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% stockholders and other "interested stockholders" as defined by Delaware law that have not been approved by the board of directors. These provisions and other provisions of Delaware law make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the transaction may be considered beneficial by some stockholders.

We Will Have Broad Discretion to Use Proceeds From This Offering and May Not Use Such Proceeds Effectively.

    We have not committed the net proceeds of this offering to any particular purposes, other than to the repayment of obligations outstanding under our bank credit agreement. As a result, our management will have broad discretion in spending the proceeds from this offering, and you must rely on the judgment of our management to apply the proceeds effectively. We may spend such proceeds in ways which our stockholders may not agree with and which may not result in the benefits that we expect.

Of Our Total Outstanding Shares Following This Offering, 330,252 Shares, or    %, Are Restricted From Immediate Resale But May Be Sold into the Market in the Near Future. This Could Cause the Market Price of Our Common Stock to Drop Significantly, Even If Our Business Is Doing Well.

    After this offering, we will have        shares of common stock outstanding based on the number of shares outstanding at             (        shares if the underwriters exercise their over-allotment option in full). The remaining 330,252 shares will become available for resale in the public market as shown in the chart below.

Number of Restricted Shares/% of Total Shares Outstanding Following This Offering	Date of Availability for Resale Into the Public Market
327,028/ %	180 days after the date of this prospectus due to the release of the lock-up agreement these stockholders have with the underwriters, subject to some legal restrictions.
3,224/ %	180 to 365 days from the date of this prospectus, subject to some legal restrictions.

    In addition, within approximately six to twelve months following the date of this prospectus, we plan to register for public resale 72,860 shares of our common stock issuable upon exercise of stock options or upon exchange of shares of our Canadian operating subsidiary held by or on behalf of our employees and an additional 14,957 shares of our common stock that are available for issuance but not yet issued under our employee stock plans. Once registered and acquired by the holder of the options or the exchangeable shares, these shares of our common stock will be freely tradeable in the public market. An additional 4,577 shares of our common stock are issuable upon exercise of an option issued by our Canadian operating subsidiary. We currently have no plans to register these shares for resale, so they could be sold only in accordance with an exemption from the registration requirements of the Securities Act of 1933, to the extent available.

    The market price of our common stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them. For more detailed information, see the section of this prospectus entitled "Shares Eligible for Future Sale."

You Will Incur Immediate and Substantial Dilution in the Book Value of Your Investment.

    The initial public offering price will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock. If you purchase shares of our common stock, you will incur immediate and substantial dilution in the amount of $    per share from the price you pay to purchase our common stock. You will incur additional dilution upon the exercise of outstanding stock options or the issuance of any additional common stock at prices lower than the initial public offering price, including in connection with acquisitions.

FORWARD-LOOKING STATEMENTS

    Some of the statements under "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this prospectus constitute forward-looking statements. These statements involve risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Some of these risks are described under the heading "Risk Factors" in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology.

    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. Except as required by law, we do not intend to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

USE OF PROCEEDS

    We estimate that the net proceeds from this offering will be approximately $    million, assuming an initial public offering price of $    per share, which is the midpoint of the initial public offering price range set forth on the cover of this prospectus, or approximately $    million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and our estimated offering expenses of approximately $1.7 million payable by us.

    We intend to use approximately $12.5 million of the net proceeds we receive to repay all outstanding borrowings under our bank credit agreement, with an estimated weighted average annual interest rate of approximately 7.21% at March 31, 2001 and a maturity date of March 12, 2004. See the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Bank Credit Agreement."

    We intend to use the balance of the net proceeds from the offering for capital expenditures and general corporate purposes, including repurchases of stock from, or loans to, employees under existing contractual commitments described in the sections of this prospectus entitled "Management—Stock Option and Stock Purchase Plans—Other Employee Equity Interests—Employee Put Rights" and "Related Party Transactions—Exchange Agreement."

DIVIDEND POLICY

    We currently do not anticipate paying cash dividends in the foreseeable future. We intend to reinvest earnings, if any, in the development and expansion of our business. Declaration of dividends on our common stock will depend upon, among other things, future earnings, our operating and financial condition, our capital requirements and general business conditions and compliance with restrictions regarding the payment of dividends under our Canadian operating subsidiary's bank credit agreement, if applicable. See the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Bank Credit Agreement."

CAPITALIZATION

    The following table sets forth our capitalization as of March 31, 2001:

  •
  on an actual basis; and

  •
  on an as-adjusted basis to reflect our sale of shares of common stock in this offering at an assumed initial public offering price of $  per share, after deducting underwriting discounts and estimated offering expenses payable by us and the anticipated application of the net proceeds of the offering to repay debt.

    The financial data as of March 31, 2001 in the following table are derived from the unaudited consolidated financial statements as of March 31, 2001. You should read this table together with the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes contained elsewhere in this prospectus.

	March 31, 2001
	Actual	As Adjusted
	(unaudited) (in thousands)
Cash and cash equivalents	$4,932	$

Long-term debt, including current portion	$12,460
Obligations under capital leases, including current portion	423

Total long-term debt and obligations under capital leases	12,883

Minority interest	1,606

Stockholders' equity:
Common stock, issued and outstanding	3
Additional paid-in capital	37,363
Accumulated deficit	(2,051)
Cumulative translation adjustment	(473)

Total stockholders' equity	34,842

Total capitalization	$49,331	$

DILUTION

    The net tangible book value of our common stock as of March 31, 2001 was $(1.2 million), or approximately $(3.76) per share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net pro forma tangible book value per share of our common stock immediately afterwards. After giving effect to our sale of shares of common stock offered by this prospectus at an assumed initial public offering price of $   per share, and after deducting the underwriting discounts and estimated offering expenses payable by us, our net pro forma tangible book value would have been approximately $   million, or $   per share. This represents an immediate increase in net tangible book value of $   per share to existing stockholders and an immediate dilution in net tangible book value of $   per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution.

Per Share
Assumed initial public offering price per share			$
Net tangible book value per share as of March 31, 2001	$
Increase per share attributable to new investors		——
Pro forma net tangible book value per share after the offering

Dilution in pro forma net tangible book value per share to new investors			$

    The following table sets forth, as of March 31, 2001, on the pro forma basis described above, the differences between the number of shares of common stock purchased from us, the total price paid and average price per share paid by existing stockholders and by the new investors in this offering at an assumed initial public offering price of $   per share, calculated before deducting underwriting discounts and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100.0%			$100.0%

    The foregoing discussion and tables are based upon the number of our shares actually issued and outstanding as of March 31, 2001, assuming the exchange of 31,780 outstanding coupled shares of common stock and preferred stock of our Canadian subsidiary that are not held by us for 31,780 shares of our common stock.

    Assuming the exercise in full of all our outstanding options, the issuance of all shares available under our stock plans, the exchange of all outstanding options to purchase common stock and preferred stock of Canadian operating subsidiary for options to purchase our common stock and the exercise of those options, our pro forma net tangible book value as of March 31, 2001 would be $   per share, representing an immediate increase in net tangible book value of $   per share to our existing stockholders and an immediate decrease in net tangible book value of $   per share to new investors.

SELECTED FINANCIAL DATA

    The following selected financial data should be read in conjunction with our consolidated financial statements and related notes included in this prospectus as well as the section of the prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." The financial data for each of the years in the three-year period ended December 31, 2000 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The financial data for each of the years in the three-year period ended December 31, 1998 are for our predecessor, Power Measurement Ltd. The financial data for the three months ended March 31, 2000 and 2001 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited information on the same basis as the audited financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for these periods. Historical results are not necessarily indicative of our future results and interim period results are not necessarily indicative of our annual results.

    We commenced operations on January 1, 1999 following the completion of a reorganization of the shareholdings of our Canadian operating subsidiary, Power Measurement Ltd., more fully described in our audited consolidated financial statements included elsewhere in this prospectus. As our business and operations are the same as those of Power Measurement Ltd., Power Measurement Ltd. is considered to be our predecessor for accounting and financial reporting purposes. Financial information presented prior to the completion of the reorganization referred to above is that of Power Measurement Ltd.

    As used in the following table, "EBITDA" means earnings before interest expense, income taxes, depreciation and amortization, and "EBITDA, as adjusted" means EBITDA, adjusted to exclude management fees paid to GFI One, L.L.C., a stockholder, and stock-based compensation. We have included information concerning EBITDA and EBITDA, as adjusted because we believe that it is a financial indicator frequently used by investors and analysts to compare the operating performance of companies. However, EBITDA and EBITDA, as adjusted should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles, such as net income. In addition, EBITDA and EBITDA, as adjusted may not be calculated on a basis consistent to other entities disclosing similarly titled measures. For information about cash flows or results of operations in accordance with generally accepted accounting principles, please see our consolidated financial statements included elsewhere in this prospectus.

	Predecessor Corporation			Power Measurement, Inc.
	Year Ended December 31,					Three Months Ended March 31,
	1996	1997	1998	1999	2000	2000	2001
						(unaudited)
	(in thousands, except share and per share data)
Statement of Operations Data:
Sales	$22,103	$22,863	$21,010	$26,502	$34,080	$7,348	$15,023
Cost of sales	8,979	8,927	8,145	11,450	13,095	3,307	6,096

Gross margin	13,124	13,936	12,865	15,052	20,985	4,041	8,927

Operating expenses:
Sales, marketing and customer service	3,708	3,909	4,783	5,643	6,557	1,651	1,956
General and administrative	2,963	1,395	2,016	3,023	3,764	677	1,101
Research and development	1,719	2,201	2,139	2,342	2,259	632	725
Depreciation of property, plant and equipment	916	1,067	1,146	1,204	1,114	277	269
Amortization of goodwill	—	—	—	3,700	3,700	920	912

	9,306	8,572	10,084	15,912	17,394	4,157	4,963

Operating income (loss)	3,818	5,364	2,781	(860)	3,591	(116)	3,964
Interest expense	(422)	(276)	(376)	(1,520)	(1,320)	(326)	(280)
Other income (expense)	138	(111)	193	(8)	50	48	18

Income (loss) before income taxes	3,534	4,977	2,598	(2,388)	2,321	(394)	3,702
Income tax expense	1,656	2,184	847	944	2,752	240	1,991

Net income (loss)	$1,878	$2,793	$1,751	$(3,332)	$(431)	$(634)	$1,711

Net income (loss) per share of common stock:
Basic	$6.39	$9.50	$5.96	$(11.33)	$(1.44)	$(2.14)	$5.18

Diluted	$5.91	$8.30	$5.29	$(11.33)	$(1.44)	$(2.14)	$4.65

Weighted average number of shares of common stock:
Basic	293,997	293,997	293,997	294,059	298,484	297,221	330,252

Diluted	317,702	336,388	331,111	294,059	298,484	297,221	368,225

Other Financial Data:
EBITDA, as adjusted	$4,914	$6,581	$4,459	$5,243	$9,202	$1,279	$5,284
EBITDA	4,872	6,320	4,120	4,036	8,455	1,128	5,164
Capital expenditures	1,252	1,009	1,132	755	1,168	170	285
Net cash provided by (used in):
Operating activities	1,684	5,792	1,607	353	6,006	948	4,274
Investing activities	(1,177)	(1,002)	(1,122)	(748)	(1,157)	(170)	(284)
Financing activities	(3,240)	(4,485)	(573)	377	(2,980)	(334)	(992)

	December 31,
			March 31, 2001
	1999	2000
			(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$174	$1,972	$4,932
Working capital	1,281	2,308	4,259
Total assets	55,976	56,372	56,204
Long term-debt including obligations under capital leases	14,086	11,363	10,367
Total stockholders' equity	32,587	33,206	34,842

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    You should read the following discussion with the "Selected Consolidated Financial Data" and our financial statements and related notes included elsewhere in this prospectus.

Overview

    We are a leading provider of enterprise energy management systems to energy consumers and suppliers worldwide. Our ION® intelligent electronic devices and ION Enterprise™ Internet-enabled software comprise a complete, real-time energy management network that enables energy consumers and suppliers to monitor and control the delivery of electricity, improve power quality and reliability and control energy costs by actively managing energy purchases and peak consumption.

  Sales

    We sell our products to major commercial and industrial consumers, energy service providers, grid utilities and independent system operators through our company sales force and through representatives, distributors, value-added resellers and OEMs. Revenue from the sale of products is recognized at the time the product is shipped and title passes, persuasive evidence exists of a sales arrangement, collection is probable and the price is fixed or determinable. If there is a requirement for customer acceptance of any products shipped, a sale is recognized only after customer acceptance has been received. Revenue relating to separate maintenance and service contracts is recognized ratably over the service period.

    We provide a warranty on our standard products and products developed for specific customer or program applications. We estimate the warranty cost based on our historical return rates, which to date have not been significant. We include warranty expense related to these products in cost of sales.

  Cost of Sales

    Our cost of sales consists primarily of:

  •
  direct material costs of product components;

  •
  production wages and benefits;

  •
  labor contracted on a temporary basis;

  •
  quality control and production engineering wages and benefits;

  •
  sales commissions paid to representatives, distributors and value-added resellers;

  •
  supplies consumed in the manufacturing and shipping process; and

  •
  warranty costs.

    We recognize cost of goods sold upon recognition of sales.

  Operating Expenses

    Our operating expenses are classified into three general categories: (1) sales, marketing and customer service, (2) general and administrative, and (3) research and development.

    Our sales, marketing and customer service expenses consist mainly of wages and benefits and costs related to travel, trade shows, advertising and product literature. Our sales programs rely, in part, on delivering products to end-users identified and cultivated through our relationships with representatives, distributors, value-added resellers and OEMs.

    General and administrative expenses consist of wages and benefits, legal, accounting and other professional fees and general administration.

    Our research and development expenses consist mainly of wages and benefits, consulting costs and professional fees, net of investment tax credits received, and are expensed as incurred.

Results of Operations

    The following table sets forth selected items from our statements of operations as a percentage of total sales for the periods indicated:

	As a Percentage of Sales
	Year Ended December 31,			Three Months Ended March 31,
	1998	1999	2000	2000	2001
				(unaudited)
Sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	38.8	43.2	38.4	45.0	40.6

Gross margin	61.2	56.8	61.6	55.0	59.4

Operating expenses:
Sales, marketing and customer service	22.8	21.3	19.2	22.5	13.0
General and administrative	9.6	11.4	11.0	9.2	7.3
Research and development	10.2	8.8	6.6	8.6	4.8
Depreciation of property, plant and equipment	5.4	4.5	3.3	3.8	1.8
Amortization of goodwill	—	14.0	10.9	12.5	6.1

	48.0	60.0	51.0	56.6	33.0

Operating income (loss)	13.2	(3.2)	10.6	(1.6)	26.4
Interest expense	(1.8)	(5.7)	(3.9)	(4.4)	(1.9)
Other income (expense)	1.0	(0.1)	0.1	0.6	0.1

Income (loss) before income taxes	12.4	(9.0)	6.8	(5.4)	24.6
Income tax expense	(4.1)	(3.6)	(8.1)	(3.2)	(13.2)

Net income (loss)	8.3%	(12.6)%	(1.3)%	(8.6)%	11.4%

Comparison of Three Months Ended March 31, 2001 and 2000

  Sales

    Sales increased 104% to $15.0 million in the first quarter of 2001 from $7.3 million in the first quarter of 2000 in large part due to the manufacture and shipment of a portion of a large order of 8000 Series ION® revenue meters for the Comisíon Federal de Electricidad of Mexico, as well as additional sales of 8000 Series ION® revenue meters to ABB.

  Gross margin

    The increase in our gross margin to $8.9 million in the first quarter of 2001 from $4.0 million in the same period in 2000 was due to a significant increase in sales. The increase in our gross margin percentage in the 2001 period was primarily due to a shift in our product mix toward higher margin products and continued improvements in production and procurement.

  Sales, marketing and customer service

    Our sales, marketing and customer service expenses amounted to $2.0 million in the first quarter of 2001, compared to $1.7 million in the same period in 2000, an increase of 18%. This increase was due to new sales and marketing initiatives, costs associated with the launch of our new 6200 ION® intelligent electronic device and additional personnel costs related to the expansion of our U.S.-based direct sales force.

  General and administrative

    General and administrative expenses amounted to $1.1 million in the first quarter of 2001 compared to $678,000 in the same period in 2000, an increase of 62%. This increase was largely due to new finance and information systems personnel and an increase in legal and accounting fees.

  Research and development

    Research and development expenses amounted to $725,000 in the first quarter of 2001, compared to $632,000 in the same period in 2000, an increase of 15%. This increase was primarily attributable to development expenditures relating to our 6200 ION® intelligent electronic device and more intensive levels of development of Internet and communication technologies for our products. Research and development costs decreased as a percentage of sales from the 2000 to the 2001 period as a result of the significant growth in quarter-over-quarter sales. In the first quarter of 2001, we recorded $182,000 in investment tax credits compared to $141,000 in the same period in 2000. Research and development costs are shown net of these investment tax credits.

  Interest expense

    Our interest expense amounted to $280,000 in the first quarter of 2001, compared to $326,000 in the same period in 2000, due to partial repayment of borrowings under our bank credit agreement.

  Income tax expense

    Our income tax provision consists of federal, state and provincial income taxes. Our income tax expense for the first quarter of 2001 was $2.0 million compared to $240,000 in the same period in 2000. Amortization of goodwill in the amounts of $912,000 in the first quarter of 2001 and $920,000 in the same period in 2000 are not deductible for income tax purposes.

Comparison of Years Ended December 31, 2000 and 1999

  Sales

    Sales increased 29% to $34.1 million in 2000 from $26.5 million in 1999 primarily due to product development efforts that resulted in a broader range of product offerings and increased demand from customers. In particular, our increase in sales was attributable to an increase in sales of our 8000 Series ION® and 7000 Series ION® products, offset in part by a decrease in sales of our first generation 3000 Series products.

  Gross margin

    The increase in gross margin to $21.0 million from $15.1 million was due to the increase in sales. The increase in our gross margin percentage was primarily due to continued improvements in production and procurement as we leveraged our fixed costs over a higher sales volume, and material cost reduction initiatives.

  Sales, marketing and customer service

    Our sales, marketing and customer service expenses amounted to $6.6 million in 2000, compared to $5.6 million in 1999, an increase of 16%. This increase was due to new sales and marketing initiatives and additional personnel costs related to the expansion of our U.S.-based direct sales force.

  General and administrative

    General and administrative expenses amounted to $3.8 million in 2000 compared to $3.0 million in 1999, an increase of 27%, as a result of the significant growth in our operations, the addition of senior management personnel, and increased stock-based compensation expense.

  Research and development

    Research and development expenses amounted to $2.3 million in 2000, the same as the prior year. Research and development costs decreased as a percentage of sales as a result of the significant growth in sales. In 2000 we received $698,000 in investment tax credits compared to $492,000 in 1999. Research and development costs are shown net of these investment tax credits.

  Interest expense

    Our interest expense amounted to $1.3 million in 2000, compared to $1.5 million in 1999 as a result of lower borrowings in 2000, following repayment of interest-bearing stockholder loans and a portion of our borrowings under our bank credit agreement.

  Income tax expense

    Our income tax provision consists of federal, state and provincial income taxes. Our income tax expense for 2000 was $2.8 million compared to $944,000 in 1999. Expenses that are not deductible for income taxes include amortization of goodwill in the amount of $3.7 million in each of 2000 and 1999 and stock-based compensation for foreign employees in the amounts of $390,000 in 2000 and $848,000 in 1999. As the majority of our operations are located in Canada, a substantial portion of our income was subject to a Canadian tax rate of 45.6% in each of 2000 and 1999. In 1999 we utilized prior year losses for income tax purposes of $347,000.

Comparison of Years Ended December 31, 1999 and 1998

  Sales

    Sales increased 26% to $26.5 million in 1999 from $21.0 million in 1998 primarily due to product development efforts which resulted in new product offerings, and increased demand from customers for our existing product lines, in particular the 7000 Series ION® products. In addition, our 8000 Series ION® product was introduced in the second quarter of 1999 and achieved sales totaling $1.5 million for 1999.

  Gross margin

    The increase in our gross margin to $15.1 million in 1999 from $12.9 million in 1998 was primarily due to the increase in sales. The decrease in our gross margin percentage was due to a shift in product mix from higher margin products to lower margin products and an increase in the number of full-time manufacturing personnel to support increased sales.

  Sales, marketing and customer service

    Our sales, marketing and customer service expenses amounted to $5.6 million in 1999, compared to $4.8 million in 1998, an increase of 18%. This increase was due to new sales and marketing initiatives and additional personnel costs related to the expansion of our U.S.-based direct sales force.

  General and administrative

    General and administrative expenses amounted to $3.0 million in 1999 compared to $2.0 million in 1998, an increase of 50%, as a result of the significant growth in our operations, additional administrative personnel and increased stock-based compensation expense.

  Research and development

    Research and development expenses amounted to $2.3 million in 1999, compared to $2.1 million in 1998, an increase of 9%. This increase was primarily attributable to increased expenditures for product testing, additional research and development personnel and increased stock-based compensation expense. Research and development costs decreased as a percentage of sales as a result of the significant growth in year-over-year sales. For the fiscal year 1999 we received $492,000 in investment tax credits compared to $479,000 in 1998. Research and development costs are shown net of these investment tax credits.

  Interest expense

    Our interest expense amounted to $1.5 million in 1999, compared to $376,000 in 1998. This increase resulted primarily from interest expense related to our new bank credit agreement with the Canadian Imperial Bank of Commerce that we entered into on March 12, 1999.

  Income tax expense

    Our income tax provision consists of federal, state and provincial income taxes. Our income tax expense for 1999 was $944,000 compared to $847,000 in 1998. Expenses that are not deductible for income tax purposes include amortization of goodwill in the amounts of $3.7 million in 1999 compared to $0 in 1998, and stock-based compensation for foreign employees in the amounts of $848,000 in 1999 and $105,000 in 1998. As the majority of our operations are located in Canada, a substantial portion of our income was subject to a Canadian tax rate of 45.6% in each of 1999 and 1998.

Quarterly Results of Operations

    The following tables set forth, for the periods presented, unaudited quarterly financial results for the eight quarters ended March 31, 2001 and those results expressed as a percentage of total sales for each quarter. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The consolidated statements of operations data is derived from our quarterly unaudited financial statements. We have prepared the unaudited information on the same basis as the audited financial statements and have included all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our operating results for these periods. We have experienced and expect to continue to experience fluctuations in operating results from quarter to quarter. You should not draw any conclusions about our future results from the results of operations for any quarter, as historical quarterly results are not necessarily indicative of future quarterly results or the results for a full fiscal year or any other period.

	Three Months Ended
	June 30, 1999	Sept. 30, 1999	Dec. 31, 1999	Mar. 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001
	(unaudited) (in thousands)
Statement of Operations Data:
Sales	$6,247	$6,701	$7,699	$7,348	$8,491	$8,925	$9,315	$15,023
Cost of sales	2,658	2,893	3,543	3,307	3,187	3,413	3,187	6,096

Gross margin	3,589	3,808	4,156	4,041	5,304	5,512	6,128	8,927

Operating expenses:
Sales, marketing and customer service	1,467	1,431	1,665	1,651	1,639	1,718	1,549	1,956
General and administrative	815	609	1,016	677	896	926	1,265	1,101
Research and development	603	589	584	632	631	536	460	724
Depreciation of property, plant and equipment	306	279	345	277	224	258	354	269
Amortization of goodwill	922	933	933	920	920	930	930	912

	4,113	3,841	4,543	4,157	4,310	4,368	4,558	4,962

Operating income (loss)	(524)	(33)	(387)	(116)	994	1,144	1,570	3,965
Interest expense	(299)	(305)	(516)	(326)	(337)	(321)	(343)	(280)
Other income (expense)	—	(5)	(15)	48	(11)	(18)	37	17

Income (loss) before income taxes	(823)	(343)	(918)	(394)	646	805	1,264	3,702
Income tax expense	(125)	(44)	(467)	(240)	(716)	(793)	(1,003)	(1,991)

Net income (loss)	$(948)	$(387)	$(1,385)	$(634)	$(70)	$12	$261	$1,711

	As a Percentage of Sales
	Three Months Ended
	June 30, 1999	Sept. 30, 1999	Dec. 31, 1999	Mar. 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001
	(unaudited)
Statement of Operations Data:
Sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	42.6	43.2	46.0	45.0	37.5	38.2	34.2	40.6

Gross margin	57.4	56.8	54.0	55.0	62.5	61.8	65.8	59.4

Operating expenses:
Sales, marketing and customer service	23.5	21.4	21.6	22.5	19.3	19.3	16.6	13.0
General and administrative	13.1	9.1	13.2	9.2	10.6	10.4	13.6	7.3
Research and development	9.7	8.8	7.6	8.6	7.4	6.0	4.9	4.8
Depreciation of property, plant and equipment	4.9	4.1	4.5	3.8	2.7	2.9	3.8	1.8
Amortization of goodwill	14.6	13.9	12.1	12.5	10.8	10.3	10.0	6.1

	65.8	57.3	59.0	56.6	50.8	48.9	48.9	33.0

Operating income (loss)	(8.4)	(0.5)	(5.0)	(1.6)	11.7	12.8	16.9	26.4
Interest expense	(4.8)	(4.5)	(6.7)	(4.4)	(4.0)	(3.6)	(3.7)	(1.9)
Other income (expense)	—	(0.1)	(0.2)	0.6	(0.1)	(0.2)	0.4	0.1

Income (loss) before income taxes	(13.2)	(5.1)	(11.9)	(5.4)	7.6	9.0	13.6	24.6
Income tax expense	(2.0)	(0.7)	(6.1)	(3.2)	(8.4)	(8.9)	(10.8)	(13.2)

Net income (loss)	(15.2)%	(5.8)%	(18.0)%	(8.6)%	(0.8)%	0.1%	2.8%	11.4%

Liquidity and Capital Resources

    As of March 31, 2001 and December 31, 2000, the amounts of our net cash and cash equivalents, accounts receivable and borrowings under our operating line of credit were, in each case, as follows:

  •
  net cash and cash equivalents amounted to $4.9 million at March 31, 2001 compared to $2.0 million at December 31, 2000;

  •
  accounts receivable amounted to $5.9 million at March 31, 2001 compared to $6.5 million at December 31, 2000; and

  •
  Cdn.$5.5 million was available for borrowing under our operating line of credit at each of March 31, 2001 and December 31, 2000.

    Net cash provided by operating activities increased to $4.3 million for the first quarter of 2001 compared to $948,000 for the same period in the previous year. The increase resulted in part from increased profitability and in part from a net decrease in our investment in operating assets of $953,000, caused by decreases in inventories and accounts receivable. Net cash provided by operating activities was $6.0 million for the year ended December 31, 2000 compared to $353,000 for the year ended December 31, 1999. The increase in net cash provided by operating activities resulted in part from increased profitability and in part from a net decrease in our investment in operating assets of $3.4 million, caused by increases in income taxes payable and accounts payable.

    Net cash used in investing activities increased to $284,000 for the first quarter of 2001 from $170,000 for the same period in 2000. The increase resulted from an increase in additions to property, plant and equipment. Net cash used in investing activities increased to $1.2 million for the year ended December 31, 2000 from $748,000 for the year ended December 31, 1999. The increase resulted from an increase in additions to property, plant and equipment.

    Net cash used in financing activities increased to $992,000 for the first quarter of 2001 compared to $334,000 for the same period in 2000. In the first quarter of 2001, we used cash of $1.0 million to repay bank indebtedness, long-term debt and advances from stockholders. In the first quarter of 2000, we used cash of $679,000 to repay bank indebtedness and long-term debt and received cash from the issuance of shares of $345,000. Net cash used in financing activities was $3.0 million for the year ended December 31, 2000 and net cash provided by financing activities was $377,000 for the year ended December 31, 1999. For the year ended December 31, 2000, we repaid bank indebtedness and long-term debt of $3.3 million and received cash from the issuance of shares of $345,000. During the year ended December 31, 1999, we received the proceeds of a new bank credit agreement in the amount of $18.1 million and repaid bank indebtedness and long-term debt of $17.4 million.

    The source of funds for our future capital expenditures and commitments is cash on hand, cash that may be generated from operations, borrowings under our bank credit agreement and the proceeds from this offering. We believe that these sources of funds will be sufficient to satisfy our capital expenditures and commitments for the foreseeable future, although we cannot assure you of that. We estimate that our capital expenditures in 2001 will be $1.4 million.

  Description of Bank Credit Agreement

    Our Canadian operating subsidiary, Power Measurement Ltd., is party to a Multi-Option Credit Facility Agreement dated as of March 12, 1999, as amended, with the Canadian Imperial Bank of Commerce. Under this bank credit agreement, the lender has provided us with a revolving credit facility in the principal amount of Cdn.$5.5 million, which can be reduced based on the value of our accounts receivable and inventory, and a term credit facility in the principal amount of Cdn.$25.0 million. We have borrowed the full Cdn.$25.0 million available under the term credit facility. The full Cdn.$5.5 million is available under the revolving term credit facility. Of the proceeds of the term and revolving credit facilities, Cdn.$19.2 million was used to partially repay advances that we owed our investors, Cdn.$1.3 million was used to repay interest on such advances, and Cdn.$5.6 million was used to repay existing debt owed by us to the Royal Bank of Canada.

    We may elect to borrow either U.S. or Canadian funds under the facilities. Advances made in Canadian dollars under the bank credit agreement bear interest at the Canadian Imperial Bank of Commerce's prime lending rate plus 1.75% per annum. Advances made in U.S. dollars bear interest at either the U.S. base rate of the Canadian Imperial Bank of Commerce plus 1.75% per annum or at LIBOR plus 2.75% per annum. Amounts owing under the term credit facility are to be repaid on a quarterly basis. All amounts owing under the bank credit agreement are required to be repaid by March 12, 2004.

    Under the bank credit agreement, we may make prepayments without penalty. Prepayments of the revolving credit facility do not reduce the lender's commitment under that facility. However, prepayments under the term credit facility are applied in inverse order of maturity and will be deemed a reduction of the lender's Cdn.$25.0 million commitment under such facility.

    The bank credit agreement requires that our Canadian operating subsidiary meet certain financial covenants with respect to the ratio of debt outstanding under the facilities to EBITDA (as defined in the agreement), the ratio of EBITDA to interest on debt outstanding under the facilities, shareholder equity, the ratio of current assets to current liabilities, and the ratio of EBITDA to fixed charges. Our Canadian operating subsidiary is in compliance with all of the terms of the bank credit agreement.

    All of the assets and property of our Canadian operating subsidiary are pledged as collateral for our obligations under the bank credit agreement. In addition, our U.S. subsidiary, Power Measurement USA, Inc., has guaranteed our Canadian operating subsidiary's obligations under the bank credit agreement. The bank credit agreement also restricts the ability of our Canadian operating subsidiary to:

  •
  create, incur or assume liens or debts;

  •
  dispose of property or assets with an aggregate value of Cdn.$500,000 or more;

  •
  make any material change in the nature of its business;

  •
  make any capital expenditures other than those approved by the lender pursuant to the business plan;

  •
  enter into or agree to enter into any merger, consolidation or other change of control transaction or sale of all or substantially all of its assets;

  •
  make distributions or pay dividends;

  •
  make loans or equity investments; and

  •
  enter into any agreements or arrangements with an affiliate on terms less favorable than would be obtained from an arm's length third party.

    The bank credit agreement requires our Canadian operating subsidiary to make mandatory principal prepayments of all net proceeds received from securities issuances or disposals of property or assets (other than inventory in the ordinary course of business) having an aggregate value in excess of Cdn.$100,000, or insurance claims or recoveries.

    One of the uses of proceeds of this offering will be to repay all outstanding indebtedness under this bank credit agreement, which totaled approximately Cdn.$19.6 million (approximately $12.5 million) as of March 31, 2001.

Market And Currency Risk

    During the three months ended March 31, 2001, 74.1% of our sales was earned from U.S.-based customers. During the years ended December 31, 2000 and 1999, 56.3% and 53.3%, respectively, of our sales were earned from U.S.-based customers. We are exposed to foreign currency fluctuations because a significant portion of our cost of sales, including production costs and general and administrative costs, are incurred in Canada. Our risk from currency fluctuations between the Canadian and U.S. dollar is reduced by purchasing inventory and other costs of sales and incurring a significant portion of our sales, marketing and customer service expenses in U.S. dollars. We monitor our exposure to fluctuations between the Canadian and U.S. dollars. As the U.S. dollar is our functional currency, our foreign currency risk is to non-U.S. dollar denominated monetary assets and liabilities and the risk of the impact of exchange rate changes relative to the U.S. dollar. To date we have not entered into any futures contracts to hedge exchange rate risk. Consideration will be given to entering into such contracts should we consider it to be necessary to reduce our exposure to foreign exchange fluctuations.

    To date, we have not been adversely affected by significant interest rate fluctuations. We have entered into an interest rate swap transaction with CIBC World Markets, which expires March 2004. The swap provides limited protection against increases in interest rates for approximately 78% of our term credit facility indebtedness through the exchange of floating interest rate obligations for fixed interest rate obligations.

Recent Accounting Pronouncements

    The Financial Accounting Standards Board has issued two new standards related to the accounting for business combinations, goodwill and other intangibles. The new standards are effective for business combinations occurring after June 30, 2001, subject to certain limited exceptions. In part, the new standards indicate that reporting entities with previously recorded goodwill will cease amortizing goodwill effective, for us, January 1, 2002. Instead, the carrying value of goodwill will be subject to a regular test for impairment. We have recognized goodwill amortization of $3.7 million during each of the years ended December 31, 1999 and 2000.

BUSINESS

Overview

    We are a leading provider of enterprise energy management systems to energy consumers and suppliers worldwide. Our ION® intelligent electronic devices and ION Enterprise™ Internet-enabled software comprise a complete, real-time energy management network that enables energy consumers and suppliers to:

  •
  monitor and control the delivery of electricity;

  •
  improve power quality and reliability;

  •
  control energy costs by actively managing energy purchases and peak consumption;

  •
  provide real-time revenue metering and pricing;

  •
  integrate, monitor and control distributed generation systems such as diesel and natural gas generators, fuel cells and microturbines;

  •
  accurately forecast power demand; and

  •
  perform activity-based power cost analysis.

    We sell our products to customers and end-users on both the demand side and the supply side of the energy market. Our demand-side customers and end-users include major commercial and industrial consumers of energy such as Abbott Laboratories, DaimlerChrysler, General Motors, Hewlett Packard and Weyerhaeuser, and energy service providers such as Enerwise. Our supply-side customers and end-users include grid utilities such as DTE (formerly Detroit Edison), Duke Power, Manitoba Hydro, Ontario Hydro and TransAlta and independent system operators such as ERCOT (Electric Reliability Council of Texas), ISO New England and PJME (Pennsylvania, Jersey, Maryland Exchange).

    We sell our enterprise energy management systems through our direct sales organization and a network of manufacturers' representatives, independent distributors and value-added resellers. We also sell our systems through strategic distribution alliances with ABB, General Electric and Siemens in which these original equipment manufacturers (commonly referred to as OEMs) integrate our products into their enterprise energy management solutions or brand our products with their names for resale to their customers.

    During the year ended December 31, 2000 and the three-month period ended March 31, 2001, we had sales of $34.1 million and $15.0 million, respectively, and earnings before interest expense, income taxes, depreciation, amortization, management fees paid to GFI One, L.L.C., a stockholder, and stock-based compensation of $9.2 million and $5.3 million, respectively.

Our Market Opportunity

    Enterprises are making significant investments for the purchase or supply of electric power but exercise relatively little management of these investments. Energy demand is increasing and there is a growing demand for higher quality and more reliable power. Electricity prices have increased and become more volatile, power reliability has become less consistent and power quality has declined.

    Increased demand for power, particularly higher quality and more reliable power, is also creating opportunities for distributed generation systems. Distributed generation refers to electric power generation at or near the point of use. It may either supplement or bypass the electric grid, and it includes products such as diesel and natural gas generators, fuel cells, microturbines and solar panels. In order for distributed generation assets to achieve their full promise, they must be networked, monitored and controlled to manage costs and ensure the highest level of power quality and reliability.

    Enterprises on both the demand and supply side of the energy market are seeking better strategies to manage the cost, quality and reliability of electricity and the assets that produce, deliver, control and consume energy. Enterprises face three fundamental challenges as they seek to improve energy management.

  Enterprises Lack the Information and Control Systems to Buy and Use Energy Efficiently.

    The cost of electricity often goes unchallenged and unmanaged by those purchasing it. It is frequently difficult for companies to track electricity costs, verify electricity bills or allocate electricity costs within their organizations. Moreover, electricity suppliers often design complicated pricing structures that make it difficult for end-users to understand, monitor and manage their energy usage and costs.

    Many large energy consumers can often take advantage of demand management and load curtailment programs offered by energy suppliers. These programs give price concessions in return for the commercial consumer reducing its electricity load at times when energy consumption across the power grid is at a critical peak. In order to participate in these programs, consumers need efficient, automated ways of switching or adjusting non-critical power loads (for example, lighting, heating or air conditioning), using distributed generation assets to reduce the energy drawn from the utility, and controlling other power usage.

  Energy Consumers Are Demanding Improved Power Quality and Reliability.

    The Electric Power Research Institute estimates that electric power quality and reliability problems currently cost U.S. businesses more than $119 billion annually. In addition to the dollars wasted on lost productivity, materials and data, the reputational damage caused by power disruptions could be significant to many enterprises, especially power-sensitive enterprises such as online-exchanges and Web sites.

    Power users and suppliers are increasingly exploring energy management technologies to reduce or prevent these losses. For example, Frost & Sullivan estimated that approximately $5.6 billion would be spent worldwide in 2000 on uninterruptible power supply equipment alone. Some energy suppliers are starting to offer power quality guarantees. In addition, regulators throughout the world are beginning to set standards that enforce minimum power quality and reliability at the grid level. However, the majority of revenue metering devices and supporting information systems that exist today were not designed to take into account these new contracts and requirements.

    In addition, the new digital economy requires higher quality power than the existing power grid was designed to deliver. The power grid was developed to deliver "three nines" of clean, reliable power; that is, a constant flow of energy 99.9% of the time. This is sufficient for lighting systems and motor loads, but new digital assets and processes require very precise streams of electrons at highly regulated voltages, translating to power reliability in the "high nines," generally 99.9999% or higher.

    Many enterprises that have "high nines" power quality and reliability needs have an electrical infrastructure that includes multiple components such as utility feeds, distributed generation assets, a transfer switch that selects between the utility feed and the distributed generation assets, and uninterruptable power supply systems such as power electronics, batteries and flywheels. To achieve the high level of power quality and reliability that is required, all of this equipment must be managed and coordinated with a power monitoring and control system that lets facility personnel or energy service providers monitor electrical and physical characteristics in real time and perform automated control.

  Energy Consumers and Suppliers Are Seeking Real-Time, Market-Based Pricing of Electricity.

    Electricity cannot be stored and, as a result, its generation, delivery and consumption must be managed in real-time. The current electricity metering infrastructure does not allow for a market for electricity in which prices fluctuate dynamically to meet real-time supply and demand. In order to create a real-time market, commercial and industrial consumers need to know continuously how much energy they are consuming and how much this energy costs, and suppliers must be able to generate bills based on constantly changing energy prices.

    Further, the unbundling of vertically integrated utilities as a result of deregulation is producing far more interchanges across the transmission grid. Independent system operators, transmission companies and other parties that control the power grid now need metering at many more places than before to support settlement and to manage large quantities of energy and money flowing through these points. The existing infrastructure for metering and settlement generally does not support the information and transaction requirements of a true real-time, value-based pricing system.

The Power Measurement Solution

    Our enterprise energy management systems are designed to address the three major issues facing the electricity industry: the need for improved energy management information systems, greater power quality and reliability, and market-based pricing. Our enterprise energy management systems are tailored to meet the needs of the demand side of the electricity industry, such as commercial, industrial and institutional customers and end-users and the energy service providers that serve them, and the supply side of the electricity industry, such as utilities, grid operators, generation companies, transmission companies, distribution companies, independent system operators and independent power producers.

    The following is a summary of the distinguishing features of our enterprise energy management systems for both demand-side and supply-side customers and end-users in light of the challenges of today's electricity industry.

    We Offer a Comprehensive Energy Management Information System.  We offer a comprehensive energy management information system capable of collecting and managing data at each point along the power delivery system, from the generation, transmission and distribution facilities of suppliers to the facilities and distributed generation assets of consumers. We offer a one-stop source for intelligent electronic devices that are integrated with enterprise-level network software and tailored to meet the specific requirements of our customers and end-users. In particular, our enterprise energy management systems address the information needs of our customers and end-users in the following ways.

    For Demand-Side Customers and End-Users.  Our enterprise energy management systems enable our demand-side customers and end-users to:

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  manage energy consumption by identifying the amount of electricity used by specific products or departments and determining the cause of peak demands;

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  support management decisions to reduce consumption, outsource various operations or reschedule energy-intensive activities to non-critical periods to avoid surcharges;

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  implement activity-based costing models, revealing otherwise hidden energy costs that should be allocated to the production costs of each unit in order to more accurately determine marginal costs;

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  establish benchmarks for current operations, test the impact of operational modifications and improvements, and compare the performance of various processes, facilities or departments in order to identify and implement cost saving strategies;

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  verify billing information and select among multiple utility rate choices to achieve the most cost-effective rate structure;

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  record and analyze historical data regarding energy consumption to enhance forecasting methods and effectively negotiate long-term power purchase contracts;

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  provide data regarding the capacity of electrical equipment and support decisions regarding maintenance and capital expenditures required to meet projected energy needs;

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  improve bargaining leverage of multi-location enterprises by aggregating electricity usage across all locations;

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  allocate energy costs to individual tenants or clients in multi-tenant or multi-use facilities; and

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  monitor and manage both electricity from the power grid and distributed generation systems.

    For Supply-Side Customers and End-Users.  Our enterprise energy management systems enable our supply-side customers and end-users to:

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  conduct meter reading and verify billing through an automated rather than a manual process to improve accuracy and reduce operating costs;

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  capitalize on cost-effective technologies such as the Internet and email to aggregate and communicate billing, power quality data and other information from billing meters spread over wide geographic areas in real time;

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  record and aggregate energy usage data for purposes of negotiating long-term power sale contracts;

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  provide data regarding grid capacity and support decisions regarding maintenance and capital expenditures;

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  provide data from remote substations to improve reliability and allow the control of devices in these substations;

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  provide information as to the quality and reliability of delivered power to enable energy providers to differentiate their products from their competition; and

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  enable real-time pricing of electricity by cost-effectively transmitting supply and demand information to a centralized location from a widely disparate geographical area.

    Our Systems Improve Power Quality and Reliability.  Power quality refers to whether electricity is delivered in a smooth, steady and precise flow of electrons. Power quality problems can interrupt the operation of or damage sensitive electronic equipment. Power reliability refers to whether power is continuously available, regardless of quality. Our enterprise energy management systems are designed to monitor and control power quality and reliability by recording and in some cases predicting disruptions in electrical service, identifying corrective actions and managing the use of multiple power sources, including distributed generation assets. For our demand-side and supply-side customers and end-users, our enterprise energy management systems enhance their ability to control power quality and reliability in the following ways.

    For Demand-Side Customers and End-Users.  Our enterprise energy management systems assist in controlling the quality and reliability of power by enabling our demand-side customers and end-users to:

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  capture, record and analyze the causes of power quality anomalies, such as sags and swells, so that the source of the anomaly may be identified and remedied;

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  diagnose and alert operations staff and energy service providers to potential disruptions in electricity service, enabling them to correct the problem before it occurs;

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  send alarms via email, the Internet or "PDAs" (personal digital assistants) to operations staff or energy service providers regarding actual disruptions in electricity service so they may rapidly deploy resources to minimize the impact;

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  enhance power reliability by managing and operating distributed generation assets based on information regarding energy usage, operational constraints and power quality events; and

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  monitor and coordinate all power quality mitigation equipment, such as uninterruptable power supply systems.

    For Supply-Side Customers and End-Users.  Our enterprise energy management systems assist in controlling the quality and reliability of power by enabling our supply-side customers and end-users to:

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  enhance power quality by providing advance notification of electrical equipment status and encouraging preventive measures to optimize performance and reduce maintenance time;

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  establish benchmarks for current operations to determine appropriate mitigation technology;

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  provide rate structures based on the quality of the power delivered and monitor the power to confirm performance with the power quality standards;

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  provide real-time and historic data from points across the power delivery system to forecast loads, select the right delivery path and transfer loads; and

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  capture power quality anomalies in real time, transmit alarm messages and provide information necessary to remedy problems.

    Our Systems Enable Proactive Control of Costs and Market-Based Pricing of Electricity.  Traditional power meters must be manually read, which substantially delays the delivery of information to consumers and suppliers. Even more advanced meters that permit automated or remote reading often do not permit continuous, real-time meter reading that is essential for enabling market-based pricing of electricity. Our enterprise energy management systems, however, can provide accurate information regarding electricity consumption and the marginal cost of electricity on a continuous, real-time basis. As this capability is adopted throughout the energy industry, we expect more power consumers and suppliers to engage in market-based pricing of electricity, thereby optimizing their electricity cost structure. Uses of our enterprise energy management systems in connection with improved pricing methodologies include the following.

    For Demand-Side Customers and End-Users.  Our enterprise energy management systems provide our demand-side customers and end-users with technology that enables them to:

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  dynamically control electrical systems to take advantage of load curtailment programs offered by suppliers of electricity by shedding unnecessary loads, activating distributed generation assets and controlling capacitor banks, thereby reducing the cost of the electricity received from the supplier and taking advantage of opportunities to return capacity back to the supplier; and

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  use real-time information regarding power supply, demand and price fluctuations to enter into real-time price contracts that may be less costly than fixed price contracts, as the industry begins to adopt the functionality of our systems and gravitates more toward a real-time pricing model.

    For Supply-Side Customers and End-Users.  Our enterprise energy management systems provide our supply-side customers and end-users with technology that enables them to:

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  facilitate load curtailment programs by providing the high-speed Internet and email communications necessary to contact customers, control distributed generation loads and aggregate demand levels across multiple substations;

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  install durable but highly functional intelligent electronic devices at each point in the electricity delivery system, from the generation, transmission and distribution facilities of suppliers to the facilities and distributed generation assets of consumers, and automatically collect energy data from each location to support settlement and billing; and

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  provide the energy metering, power quality analysis and communications capability required to support real-time pricing.

Our Competitive Strengths

    Our principal competitive strengths include the following:

    Our Integrated Enterprise Energy Management Systems Offer Robust and Cost-Effective Functionality.  We offer our end-users fully integrated enterprise energy management systems that include both intelligent electronic devices and sophisticated networking software. Our expertise with both devices and software enables us to offer enterprise energy management systems with robust functionality that are uniquely fashioned to meet each end-user's requirements in a cost-effective manner. We offer a one-stop source for a complete information infrastructure capable of managing all the energy assets of an enterprise.

    Our enterprise energy management systems are designed to work together with a wide variety of existing management information systems and to integrate these systems with new communications technology, such as the Internet. In particular, our Meter M@il feature allows our intelligent electronic devices to automatically send alarm notifications or scheduled system-status updates as email messages. Our WebMeter Web browser technology adds Internet capabilities within our intelligent electronic devices, allowing our customers' power management personnel to access real-time energy usage and power quality information from any Web browser.

    We Benefit From Serving Both the Demand Side and the Supply Side of the Electricity Industry.  Our products are designed to meet the needs of both the demand side and the supply side of the energy industry. By addressing both markets, we can pursue a larger market opportunity and are also able to:

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  leverage our research and development costs across more markets than many of our competitors, who typically focus on one portion of the industry;

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  enhance our brand image and take advantage of cross-marketing opportunities as power suppliers and consumers see our products in operation at each other's facilities;

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  diversify our sources of sales, making us less dependent on any single customer or end-user; and

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  better understand the needs of energy consumers and suppliers, allowing us to develop products that seamlessly tie together supply- and demand-side enterprise energy management systems.

    We Have a Large Installed Base That Serves as a Platform for Future Growth.  Approximately 4,800 customers and end-users, including commercial and industrial consumers, energy service providers, grid utilities, and independent system operators have installed our products, and we believe more than 200,000 of our intelligent electronic devices are currently in use. Our large installed base serves as a platform for future growth in both the demand-side and supply-side markets. Among our customers and within the power industry generally, we believe our "Power Measurement™" and "ION®" brands are recognized as symbols of quality, reliability and diverse functionality and provide a platform to penetrate further both the demand and supply segments of the energy market.

    We Are Able to Reach a Broad Market Because Our Products Are Designed for a Wide Range of Electrical Systems.  Our enterprise energy management systems provide the sophisticated information systems necessary to monitor and operate the major physical assets used in electrical systems, such as switchgear, generators and circuit breakers. We design our products to be adaptable to a wide range of these physical assets, including electrical systems offered by most of the largest OEMs. This provides us with a competitive advantage relative to some of our larger competitors, who are themselves OEMs and often design their devices and software to meet the needs of only their own electrical system equipment. Because of our products' adaptability, we have also been able to develop strategic, mutually beneficial relationships with OEMs such as ABB, General Electric and Siemens, even though portions of their product lines overlap with our own.

    We Specialize in Enterprise Energy Management Systems and Can Deliver Innovative Products to Market Quickly.  For over 16 years, our business strategy has been to focus on enhancing our core capabilities of designing and manufacturing highly functional enterprise energy management systems. We believe our experience and expertise, coupled with the streamlined size and flexible structure of our organization, position us to react quickly to consumer demands and developments in the energy market and to rapidly deliver new and innovative products to market.

    We Have an Experienced Management Team and a Highly Qualified Workforce in an Industry Marked by High Demand for Skilled Workers.  The five members of our senior management team have a combined 78 years in the energy industry, with 34 of those years spent at our company. Our employees have spent an average of over five years at our company. In addition, 68 of our employees, including three out of five members of our senior management team, have engineering degrees, allowing them to better understand and meet the needs of our end-users and the electricity industry generally. We believe the experience, qualifications and stability of our workforce enable us to compete effectively in an industry where the demand for skilled workers is very high.

Our Growth Strategies

    We will seek to expand our business by capitalizing on the following growth strategies.

    Improve Our Competitive Position in the Enterprise Energy Management Market by Offering More Robust Product Functionality. We will continue to enhance the value of our product offerings by incorporating additional features into our devices and power monitoring systems, including enhanced energy cost analysis capabilities, Web-based monitoring technology and dynamic control features. These enhancements will allow customers and end-users to capture, access, interpret and analyze greater amounts of real-time energy management information, and, in turn, manage loads and generators on a more cost-effective basis. Specifically, we plan to design our energy cost analysis tools to better enable:

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  economic modeling of energy tariffs and the ability to pose and answer hypothetical questions about energy usage, such as the cost impact of entering into real-time pricing contracts;

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  forecasting of energy bills;

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  accurate energy marginal cost analysis of manufacturing processes;

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  aggregation of energy information for business units spread over large areas, such as retail chain stores, to permit volume discounts and better transparency of energy costs; and

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  incorporation of real-time pricing and external factors, such as weather forecasts, into economic analysis.

    Serve New Segments of the Demand-Side Enterprise Energy Management Market.  We expect to generate continued growth in our business by offering our products to end-users beyond our traditional base of commercial and industrial customers and end-users with large power volume and high power quality and reliability requirements. For example, we will continue to enhance our technology to better serve the needs of smaller industrial customers, who require more cost-effective enterprise energy management systems. In addition, we plan to market to national accounts, such as retail chains, that require power monitoring systems for multiple locations spanning a wide geographic area.

    We aim to serve the growing need of enterprises to incorporate distributed generation and load curtailment technologies into their energy management strategies. The success of these technologies depends, in turn, on intelligent monitoring and control devices paired with enterprise energy management software to coordinate the activities of potentially thousands of networked devices. We will continue to enhance our enterprise energy management systems to provide both the system intelligence and control systems necessary to take advantage of distributed generation and load curtailment technologies.

    Broaden Our Distribution Channels.  We will continue to expand our direct sales force and our alliances with existing and additional OEMs, value-added resellers and energy service providers to increase our reach and continue our strategy of making our intelligent electronic devices a preferred technology for integration into enterprise energy management solutions. We currently have strategic alliances with several of the world's largest electrical OEMs, including ABB, General Electric and Siemens. We will continue to explore ways in which our established or prospective business associates can incorporate our products into their electrical equipment and power management systems, thereby providing their end-user customers with the most effective power quality and monitoring solutions. We also expect to expand our direct sales efforts for revenue meters, increasing our relationships with major power generators and energy service providers.

    Continue to Incorporate Enhanced Communications and Internet-Based Technology Into Our Enterprise Energy Management Systems.  The pervasiveness, economy and scalability of the Internet make it an important networking tool for most enterprises. We will continue to incorporate new Web-based technology into our intelligent electronic devices and software, building on our existing Meter M@il and WebMeter Web browser communication technology.

    Expand Our Advanced Revenue Metering Capabilities.  We will continue to develop our technologies to serve our supply-side end-users who desire advanced revenue metering capabilities. We offer a range of revenue metering products, which include varying levels of price and performance, and will develop new revenue meters to expand our portfolio of product capabilities and price points serviced. We will continue to establish alliances with billing systems companies, providing our revenue meters as an additional option for their complete billing solutions.

    Grow Internationally.  We currently use a network of manufacturers' representatives and independent distributors to sell our products outside the United States. We plan to expand this network with additional representatives and distributors and salaried personnel. As international sales grow, we plan to place management personnel locally in other locations outside the United States and Canada to enhance business development and customer service in those regions.

    Pursue Complementary Acquisition Opportunities and Strategic Alliances.  We will continue to review and, as appropriate, take advantage of opportunities to acquire or partner with selected companies. Any acquisitions or partnerships will be structured to provide complementary technology, products or services to strengthen our current portfolio, as well as complement and enhance our marketing and distribution capabilities and serve as platforms for future growth.

Our Products

    Our products consist of four series of intelligent electronic devices, as well as our ION Enterprise™ Internet-enabled software. Our four series of intelligent electronic devices provide robust functionality on a stand-alone basis at any point in an electrical system. Coupled with our ION Enterprise™ Internet-enabled software, our products can provide system-wide, total enterprise energy management tools, linking together multiple devices and harnessing the functionality of each individual ION® or 3000 Series unit installed in an electrical system. Our products can also provide monitoring, analysis and control over other utilities such as gas and water. Revenues from our intelligent electronic devices, and from our ION Enterprise™ Internet-enabled software and related maintenance and service contracts, have historically represented, and continue to represent, approximately 90% and 10% of our sales, respectively. Below is a summary of the features of our products.

    7000 Series ION®.  The 7000 Series ION® line, which includes the 7300 ION®, the 7330 ION®, the 7350 ION®, the 7500 ION®, the 7600 ION® and the 7700 ION®, collectively represents our most widely-used line of products. These are high-end intelligent electronic devices designed for both the demand side and the supply side of the electricity market. The products in the 7000 Series ION® line perform functions ranging from high-accuracy power metering and quality analysis to highly sophisticated economic analysis, control and monitoring of multiple physical electrical assets and advanced communications capabilities.

    8000 Series ION®.  The 8000 Series ION® line includes the 8300 ION®, the 8400 ION® and the 8500 ION®. It is designed for the supply side of the electricity market. The distinguishing features of the products in the 8000 Series ION® line are their high-accuracy revenue metering function and certification for billing and collection.

    6200 ION®.  Our 6200 ION® device, introduced in 2001, is designed for both the demand side and the supply side of the electricity market. It is a lower cost alternative to the 7000 Series ION® and provides an ultra-compact intelligent electronic device available in a variety of flexible configurations for users who require basic high-accuracy power metering and quality analysis.

    3000 Series ACM Power Monitor.  The 3000 Series ACM line, which includes the 3300 ACM, the 3710 ACM and the 3720 ACM, is designed for the demand side and the supply side of the electricity market. Our 3000 Series ACM power monitor was our first intelligent electronic device and performs basic high-accuracy power metering, quality analysis and demand management.

    ION Enterprise™ Internet-Enabled Software.  Our ION Enterprise™ Internet-enabled software operates across an enterprise's existing corporate local or wide area network. It offers quick access to real-time information by automatically capturing power quality and usage information and storing it to our customers' data servers. Our software can be configured to generate online or hardcopy reports in various customized formats, and can provide detailed graphical analysis screens for operations and maintenance personnel to allow them to monitor power quality conditions and identify isolated problems when they occur. Familiar Web browser interfaces provide controlled access to energy and power quality information, while messages to cell phones, pagers or PDAs keep personnel abreast of critical conditions. The system also provides alarm functions and allows energy maintenance personnel to have manual or automated remote control over generators, loads and electrical distribution equipment throughout the enterprise.

Sales and Marketing

    We market our enterprise energy management systems through both a direct sales organization and a network of manufacturers' representatives, independent distributors, value-added resellers and OEMs.

    Our direct sales organization consists of 20 sales engineers based in Victoria, British Columbia, and ten regional sales offices in the U.S. Each regional sales organization is responsible for increasing awareness of our full suite of enterprise energy management systems. We have devoted significant resources to the development of a highly qualified global sales team in order to decrease our reliance on strategic associates.

    Our direct sales representatives generate and qualify sales leads by initiating contact with those customers likely to experience high power quality and reliability needs and who are therefore likely to benefit from an enterprise energy management system. Sales representatives also help educate customers about the appropriate combination of our intelligent electronic devices and software to meet their needs. The typical sales cycle, from lead generation to contract execution, is 12 to 24 months.

    The efforts of our direct sales organization are complemented by their collaboration with a range of strategic business associates, including systems integrators, consultants, major OEMs and value-added resellers, who enter into agreements with us under which we sell our products at discounts to retail rates. Systems integrators and resellers typically combine our intelligent electronic devices with their power system analysis software to offer customers a complete power monitoring solution. System integrators typically have expertise in a specific market and have a high degree of latitude in helping their customers select the appropriate devices to integrate into their system.

    We also rely on a network of independent distributors and manufacturers' representatives. Independent distributors enter into agreements with us under which we sell our products to them at discounts to retail rates. Manufacturers' representatives agree to sell our products in exchange for commissions in accordance with specified policies and procedures.

    We also sell our products to major manufacturers of electrical infrastructure equipment. We currently have strategic alliances with three major OEMs, ABB Power T&D Company Inc., General Electric Company and Siemens Energy & Automation, Inc. General Electric and Siemens purchase our products and install them, together with their own enterprise energy management solutions, in the facilities of their end-user customers. ABB purchases and resells our products to electric utilities. During the year ended December 31, 2000, revenues generated by product sales to each of ABB and Siemens represented more than ten percent of our total sales.

    Our agreement with ABB provides for the sale of our supply-side products and related software and documentation to ABB in accordance with minimum purchase requirements set forth in the agreement. The agreement was entered into on February 5, 1999 and continues in effect for five years, after which it may be terminated by either party upon 90 days' notice. The agreement may be terminated earlier under various circumstances, including by either party upon 90 days' notice of a material breach, by ABB upon 180 days' notice of the obsolescence of the products sold under the agreement or by ABB upon 60 days' notice of a change of control of our company. So long as ABB meets its minimum purchase requirements each year, it has the exclusive right to sell the 8000 Series ION® and subsequent generations of this product to public and private electrical utilities in the United States, Canada, Mexico, Central America, the Caribbean, Taiwan, the Philippines, Korea, Saudi Arabia and the Ivory Coast and any countries that use American National Standards Institute C.12 Style meters.

    Our agreement with General Electric provides for the sale of our demand-side products to General Electric in accordance with the agreement. The agreement was entered into in January 1995 and is terminable by either party upon 90 days' notice. For additional information about our relationship and our patent infringement dispute with General Electric, please refer to the section of this prospectus entitled "Risk Factors—Intellectual Property Infringement Claims Could be Costly and Time-Consuming to Defend, Divert Management's Attention and Cause Product Delays."

    Our agreement with Siemens provides for the sale of our demand-side products and related software and documentation to Siemens in accordance with minimum purchase requirements set forth in the agreement and with quarterly forecasts provided by Siemens. The agreement was entered into on January 1, 1992 and continues in effect until terminated upon 90 days' notice by either party due to the failure of the other party to perform its obligations under the agreement.

Our Customers and End-Users

    We have approximately 4,800 enterprise energy management customers and end-users consisting of commercial and industrial consumers, energy service providers, grid utilities and independent system operators. Our customers and end-users are located in North and South America, Asia, Europe, the Middle East and the South Pacific. For the fiscal years ended December 31, 1999 and 2000 and the three months ended March 31, 2001, 32.8%, 30.7% and 17.6%, respectively, of our sales were to customers outside of the United States and Canada, although we believe some products sold to customers within the United States and Canada during these periods were installed at end-user facilities outside of these countries. We believe that international markets represent a significant growth opportunity for us.

Competition

    The enterprise energy management and power quality markets are rapidly evolving and intensely competitive and we expect competition to increase in the future. We currently compete with a number of companies that provide digital power meters, enterprise energy management software solutions, industrial control and automated systems, power quality and testing equipment, billing software or a combination of these products and services. Competitors vary in size and in the scope and breadth of the products and services they offer. While we are not aware of any one company today that competes with us in all areas, there are companies that address various aspects of our products. For additional information about some of the companies that compete with us, please refer to the section of this prospectus entitled "Risk Factors—Our Industry Is Highly Competitive. Our Customers May Choose to Purchase Competitors' Products and We May Not Be Able to Compete Effectively."

Research & Development

    A strong research and development capability is essential to delivering responsive products to an emerging market, continually improving the quality and functionality of current products, and enhancing core technology. We currently have 52 research and development employees, and we invested $2.3 million in research and development during the year ended December 31, 2000 net of investment tax credits.

    We have assembled a team of highly experienced engineers, software developers, and test engineers to design, implement, and test our products and software. The majority of our research and development activity has been directed toward the continued development of the enterprise energy management products we have introduced in the market and the support of existing products.

Intellectual Property

    Our success depends in large part upon our ability to obtain and maintain protection for our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret protection, and confidentiality and nondisclosure agreements to establish and protect our intellectual property rights. We seek to avoid disclosure of our trade secrets through a number of means, including by requiring persons with access to our proprietary information to execute nondisclosure agreements with us. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual property. Other parties may breach confidentiality agreements or other protective arrangements we have entered into, and we may not be able to enforce our rights or have adequate remedies in the event of these breaches. In addition, our contractual and other protective arrangements may not prevent our competitors from independently discovering our trade secrets or developing functionally equivalent or superior technologies or products. Further, we offer our products internationally, and the laws of some foreign countries may not protect our proprietary rights to the same extent as do the laws of the United States.

    We currently have fourteen issued patents (including several design patents) in the United States and two issued patents and two industrial design registrations in Canada. We also have twenty-two pending U.S. patent applications (including two for design patents), six pending Canadian patent applications and one pending Canadian industrial design application. There is no guarantee that patents will be issued with respect to our current or future patent applications or with respect to any new proprietary technologies that we may develop in the future. Claims allowed under our existing and future patents may not be sufficiently broad to protect our technology. Any patents that have been or are issued to us could be invalidated, circumvented or challenged. If challenged, our patents might not be upheld or their claims could be narrowed. Similar risks may also apply to our current and future design patents and industrial design registrations. In addition, our intellectual property may not be adequate to provide us with a competitive advantage or to prevent competitors from entering the markets for our products or developing functionally equivalent or superior products.

    For additional information concerning our intellectual property, please refer to the sections of this prospectus entitled "Risk Factors—We May Not Be Able to Adequately Protect Our Intellectual Property. As a Result, We May Lose a Valuable Asset"; "Risk Factors—Our Business May Suffer if Our Current Patents Do Not Adequately Protect Our Technology or Our Patent Applications Are Denied"; and "Risk Factors—Intellectual Property Infringement Claims Could Be Costly and Time-Consuming to Defend, Divert Management's Attention and Cause Product Delays." For additional information about the claim by General Electric that certain features of our products may infringe at least one of its patents and that other products of ours may require licenses, please refer to the section of this prospectus entitled "Risk Factors—Intellectual Property Infringement Claims Could Be Costly and Time-Consuming to Defend, Divert Management's Attention and Cause Product Delays."

Manufacturing

    We currently design and manufacture our products at our corporate-owned headquarters and manufacturing facility located near Victoria, British Columbia, Canada. These manufacturing operations consist primarily of electrical design, assembly and final testing. Many of the key processes used in the manufacture and testing of our products are proprietary. Although we generally use standard parts and raw materials, certain parts and components are only available from a limited number of suppliers. Our policy is to maintain a reserve of necessary parts and raw materials to help minimize any disruption as a result of temporary unavailability of such parts. However, in the past we have experienced shortages of supply of component parts, such as computer chips, and we may experience these shortages in the future. We maintain a modular and flexible manufacturing approach to facilitate rapid changes of product mix.

    We typically purchase our components and materials through purchase orders and, in general, we have no guaranteed supply arrangements with any of our suppliers. We currently purchase several key components and materials used to manufacture our products from single or limited source suppliers.

Environmental

    We use hazardous materials in our research and development and manufacturing activities, which are conducted primarily at our owned corporate headquarters and manufacturing facility located near

Victoria, British Columbia. We are therefore subject to a variety of Canadian federal, provincial and local governmental laws and regulations related to the storage, use and disposal of these materials and the protection of the environment. If we fail to comply with environmental laws or regulations, we may be subject to significant liabilities for fines, penalties or damages, or lose or be denied significant operating permits to conduct our business.

Facilities

    We own our corporate headquarters and manufacturing facility located near Victoria, British Columbia, Canada. The table below lists the locations, square footage and, where applicable, lease expiration dates of our facilities.

Location	Square Footage	Lease Expiration Date
Victoria, British Columbia	51,608	Owned
Farmington Hills, Michigan	1,836	June 30, 2004
Perth, Western Australia	1,636	March 31, 2005
Forsheim, Germany	1,184	February 28, 2003
San Rafael, California	949	May 31, 2004
Seattle, Washington	438	January 1, 2002
Somerset, New Jersey	375	February 28, 2003
Chicago, Illinois	360	September 30, 2001
Apex, North Carolina	157	March 31, 2002
Stone Mountain, Georgia	108	December 31, 2001

    We expect to expand our manufacturing capacity during 2002 in order to accommodate the growth of our business. We are currently assessing various alternatives to increase our manufacturing capacity, including the expansion of our existing manufacturing facility located near Victoria, British Columbia, the acquisition of additional manufacturing space in another location or the outsourcing of some manufacturing operations. For a further discussion of our facility needs, please refer to the section in this prospectus entitled "Risk Factors—We Must Expand Our Manufacturing Capacity to Accommodate Our Growth. Any Failure to Expand in a Timely and Cost-Effective Manner May Harm Our Business."

Regulation

    Government regulation of our products, including any regulations relating to installation and servicing of our products, may increase our costs and the price of our products and reduce our sales and profitability. We are currently required to obtain certification of our revenue meters in most of the jurisdictions where they are offered in order to ensure that the meters are sufficiently accurate to be the basis for utilities to bill their customers. Our products may also be subject to other future regulations governing traditional electric utilities and other regulated entities. We expect that our products and their installation will be subject to oversight and regulation at the local level in accordance with state and local ordinances relating to building codes, safety and related matters. We do not know the extent to which any existing or new regulations may impact our ability to distribute, install and service our products.

Product Warranties

    Our standard product warranty covers parts and services from one to three years and is effective from the date of purchase. Under this warranty, we will repair or replace, at our option, any product found to be defective during the warranty period, provided the equipment was installed, wired and operated in accordance with our instruction manual and the applicable sections of the electrical code.

In addition, our agreements with ABB, General Electric and Siemens contain their own warranty provisions, which in some instances can be longer than our standard product warranty.

Employees

    As of May 31, 2001, we had 231 full-time employees and two part-time employees. None of our employees is represented by a labor union. We have not experienced any material business interruption as a result of labor disputes within the past five years, and we consider our employee relations to be good.

Legal Proceedings

    From time to time, we are involved in litigation relating to claims arising out of our ordinary course of business. We are currently engaged in two pending lawsuits. The first, entitled Auslink Investments Pty Ltd. v. Power Measurement (Australia) Pty Ltd., was filed in the District Court of Western Australia on September 1, 2000 (Case No. 2045 of 2000). The plaintiff in this case is a consulting firm that provided our Australian subsidiary with management, marketing, engineering and other consulting services and acted as our Asian marketing manager under a consulting agreement that terminated in July 2000. The plaintiff alleges that we wrongfully terminated the consulting agreement and claims damages in the aggregate amount of approximately $136,000, plus interest and costs. The second lawsuit, entitled Panel Components & Systems, Inc. v. Power Measurement Ltd., was filed in the Superior Court of New Jersey, Morris County in 1997 (Case No. MRS-L-258-97). The plaintiff in this case was formerly a manufacturer representative of our products and alleges that we underpaid its commissions, particularly with respect to sales made to OEMs. It seeks damages in an unspecified amount. The court has ordered the parties to submit to binding arbitration of this matter, which has not yet commenced.

    We believe the claims made in both of these lawsuits are without merit and are defending both lawsuits vigorously. Further, we believe that there are no claims or actions currently pending or threatened against us, including those described above, the ultimate disposition of which would materially harm our business.

MANAGEMENT

Directors and Executive Officers

    Our executive officers and directors and their ages, positions and municipalities of residence as of July 31, 2001 are as follows:

Name	Age	Position
Lawrence D. Gilson Los Angeles, California	52	Chairman of the Board of Directors
J. Bradford Forth Victoria, British Columbia	36	Director, President and Chief Executive Officer
Anthony H. Bloom London, England	62	Director
Christopher S. Brothers Los Angeles, California	35	Director
Ronald G. Hart Sidney, British Columbia	51	Director
Raymond E. Meyer Coronado, California	60	Director
Scott M. Henneberry Winter Springs, Florida	42	Vice President Business Development
W. Gordon Lancaster West Vancouver, British Columbia	57	Vice President Finance, Secretary and Chief Financial Officer
Richard W. Stetler Sidney, British Columbia	48	Vice President Sales and Marketing
Jacques R. Van Campen Saanichton, British Columbia	37	Vice President Operations

    Lawrence D. Gilson has served as Chairman of our board of directors since November 1998 and has served as Chairman of the board of directors of our Canadian operating subsidiary since June 1996. Since 1995, Mr. Gilson has been Chairman and Founding Principal of GFI Energy Ventures LLC, which has an investment through an affiliate in our company and in other companies with products, systems and services used in the distribution, marketing and end-use of gas and electricity in competitive markets. He previously founded and was President of Venture Associates, a leading energy-industry consulting firm, from 1985 to 1995. When Venture Associates was sold to Arthur Andersen & Co. in 1992, Mr. Gilson became Worldwide Head of Arthur Andersen's Utility Consulting Practice. Prior to founding Venture Associates, Mr. Gilson served as Vice President of Corporate Development and Government Affairs for Amtrak from 1979 to 1983 and served as a White House staff member under President Carter advising on energy matters as well as urban and rural policy. He is also the Chairman of the board of directors of Caminus Corporation.

    J. Bradford Forth has been our President since May 1998, our Chief Executive Officer since January 1999, a member of our board of directors since November 1998 and a member of the board of directors of our Canadian operating subsidiary since October 1996. From October 1996 to April 1998, Mr. Forth was our Vice President Sales and Marketing, from January 1992 to September 1996 he was our Marketing Manager and from April 1988 to December 1991 he was an engineer in our research and development group. Mr. Forth holds a Bachelor of Electrical Engineering (Communications) degree from the University of Victoria and has a professional engineering designation in British Columbia.

    Anthony H. Bloom has served as a director since November 1998 and as a director of our Canadian operating subsidiary since June 1996. Mr. Bloom is an international investor now based in London. Prior to his relocation to London in July 1988, he lived in South Africa where he was the Chairman and Chief Executive Officer of The Premier Group, a multi-billion dollar conglomerate involved in agribusiness, retail and consumer products, and was a member of the boards of directors of Barclays Bank South Africa, Liberty Life Association of Africa Ltd. and South African Breweries Ltd. From January 1988 to October 1997, he served as a member of the board of directors of RIT Capital Partners plc, a publicly traded, London-based investment company chaired by Lord Rothschild, and from October 1997 to the present, he has acted as an investment advisor to that entity. He is currently a member of the board of directors of Caminus Corporation, Cherokee International, LLC and Xantrex Technology Inc. He is also currently Chairman of the board of directors of Cine-UK Ltd.

    Christopher S. Brothers has served as a director since November 1998 and as a director of our Canadian operating subsidiary since June 1996. Mr. Brothers is a Managing Director of Oaktree Capital Management, LLC, which is the general partner of OCM Principal Opportunities Fund, L.P., which has an investment in our company. Prior to joining Oaktree in 1996, Mr. Brothers worked at the New York headquarters of Salomon Brothers Inc., where he served as a Vice President in the Mergers and Acquisitions group. Prior to 1992, Mr. Brothers was a Manager in the Valuation Services group of PricewaterhouseCoopers LLP. Mr. Brothers serves on the boards of directors of Caminus Corporation, Cherokee International, LLC, National Mobile Television, Inc., and Xantrex Technology Inc.

    Ronald G. Hart has served as a director since November 1998 and as a director of our Canadian operating subsidiary since October 1986. He was one of our Canadian operating subsidiary's founders and was our Canadian operating subsidiary's President from November 1996 to May 1998 and its Vice President Engineering and Operations prior to that. Mr. Hart holds a Bachelor of Applied Science (Electronics Engineering) degree from the University of British Columbia and has a professional engineering designation in British Columbia. He is the inventor of record for several of our key patents.

    Raymond E. Meyer has served as a director since November 1998. Mr. Meyer has been a Management Consultant at REM Consulting Services since July 1997 and a Group Executive at GFI Energy Ventures LLC since September 1997, where he provides operational, channel development, and strategic leadership to selected GFI portfolio companies in the power supply, back-up power and power technology fields. From 1984 to 1997, he was President of Deltec Corporation, a leading supplier of uninterruptible power systems to the computer industry. Mr. Meyer has held executive positions with the ACDC Division of Emerson Electric Company, an original equipment manufacturer of power supplies, and Intech/FMI, a data acquisition products company.

    Scott M. Henneberry has been Vice President Business Development since December 2000. Prior to joining us, Mr. Henneberry was employed by Siemens Power T&D as Marketing Manager, FACTS & Power Quality Division from January 1999 to November 2000, as Business Unit Manager, Power Quality Business Unit from July 1998 to December 1998, as Marketing Manager, Distribution Automation Division from January 1997 to July 1998 and as Product Manager, ACCESS Systems from February 1991 to January 1997. From August 1980 to January 1991, he held a series of senior marketing, customer service and quality assurance positions with Siemens Energy & Automation. Mr. Henneberry holds a Bachelor of Science degree in Electrical Engineering from the University of Illinois.

    W. Gordon Lancaster has been Vice President Finance and Chief Financial Officer since August 2000 and Secretary since June 2001. From July 1999 to July 2000, Mr. Lancaster was an independent financial consultant and from February 1998 to June 1999 he was Senior Vice President and Chief Financial Officer of Lions Gate Entertainment Corp., an integrated entertainment company. From June 1992 to January 1998, Mr. Lancaster was Senior Vice President and Chief Financial Officer

of the Vancouver International Airport Authority and from May 1982 to May 1992 he was Executive Vice President and Chief Financial Officer of the First City Group of companies. Mr. Lancaster serves as director of Ainsworth Lumber Co. Ltd., and several companies in the provincially-owned BC Rail Group. Mr. Lancaster is a Chartered Accountant.

    Richard W. Stetler has been Vice President Sales and Marketing since March 2001. From May 1998 to March 2001, Mr. Stetler was our Vice President Utility Systems. Prior to joining us, Mr. Stetler was employed by Landis & Gyr Utility Services, a division of Siemens AG, as Director of Regional Marketing from February 1995 to April 1998 and as Director of Business Development from October 1993 to January 1995. From November 1972 to September 1993, he held a series of senior marketing, sales and quality assurance positions at Landis & Gyr. He is a member of the Underwriters Laboratories' utility industry advisory group. Mr. Stetler holds a Bachelor of Science degree in Personnel Management from Purdue University.

    Jacques R. Van Campen has been Vice President Operations since June 1998. From March 1996 to May 1998, Mr. Van Campen was our Manager of Customer Service and from April 1993 to February 1996 he was our Manager of Production. Prior to this time, Mr. Van Campen was a lead development engineer for us from January 1991 through March 1993. Mr. Van Campen holds a Bachelor of Electrical Engineering degree from the University of Victoria.

Board Committees

    We established our audit and compensation committees in July 2001.

    Our audit committee currently consists of Messrs. Bloom, Brothers and Meyer. The audit committee reviews our internal accounting procedures and consults with and reviews the audit and services provided by our independent accountants.

    Our compensation committee currently consists of Messrs. Bloom and Brothers. The compensation committee reviews and recommends to the board of directors the compensation and benefits of our employees.

Compensation Committee Interlocks and Insider Participation

    Prior to establishing the compensation committee, the board of directors as a whole performed the functions now delegated to the compensation committee, and all of the board of directors other than J. Bradford Forth, with respect to his own compensation, participated in deliberations concerning executive compensation. J. Bradford Forth, our Chief Executive Officer and President, is the only member of our board of directors who also serves as an executive officer of our company. No interlocking relationship exists between our board of directors or our compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Director Compensation and Terms

    We do not currently compensate our directors in cash for their service as members of the board of directors, except that directors are reimbursed for expenses in connection with attendance at board of directors and committee meetings. Under our stock option plans, directors are eligible to receive stock option grants at the discretion of the board of directors or other administrators of the plan. Although a securityholders agreement to which we are a party provides for compensation to Mr. Hart for his service as a director, Mr. Hart is not currently compensated for such services. For more information regarding this agreement, please refer to the section of this prospectus entitled "Related Party Transactions—Securityholders Agreement."

    At the completion of the offering described in this prospectus, we will adopt a restated certificate of incorporation that will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. To implement the classified board structure, prior to the completion of this offering, two of the members of the board will be elected to one-year terms, two will be elected to two-year terms and two will be elected to three-year terms. Thereafter, directors will be elected for three-year terms.

Executive Compensation

    The following table shows compensation received for services to us by our Chief Executive Officer and each of our five other most highly compensated executive officers for the years ended December 31, 1998, 1999 and 2000.

Long-term Compensation
Annual Compensation
Name and Principal Position				Securities Underlying Stock Options
	Year	Salary	Bonus
J. Bradford Forth President and Chief Executive Officer	2000 1999 1998	$146,004 101,277 87,773	$58,040 51,969 40,666	8,076 — —
Scott M. Henneberry (1) Vice President Business Development	2000	9,833	7,500	850
W. Gordon Lancaster (2) Vice President Finance, Secretary and Chief Financial Officer	2000	34,230	10,610	1,531
Michael J. Pristas (3) Vice President Commercial and Industrial Systems	2000 1999	121,643 123,354	40,000 63,500	776 380
Richard W. Stetler (4) Vice President Sales and Marketing	2000 1999 1998	107,413 98,490 66,663	37,924 22,677 17,569	1,035 529 —
Jacques R. Van Campen Vice President Operations	2000 1999 1998	83,829 78,407 66,399	27,334 37,882 28,268	776 404 —

(1)
Scott M. Henneberry became Vice President Business Development in December 2000. On an annual basis, Mr. Henneberry's 2000 salary would have been $118,000.

(2)
W. Gordon Lancaster became Vice President Finance and Chief Financial Officer in August 2000. On an annual basis, Mr. Lancaster's 2000 salary would have been $104,885.

(3)
Michael J. Pristas resigned in March 2001. The stock options granted to Mr. Pristas in the fiscal years 1999 and 2000 were not exercised by Mr. Pristas after his resignation and accordingly have been cancelled.

(4)
Richard W. Stetler became Vice President Sales and Marketing in March 2001. From May 1998 to March 2001, he was our Vice President Utility Systems.

  Option Grants

    The following table provides summary information regarding stock option grants to our Chief Executive Officer and our five other most highly compensated executive officers during the fiscal year ended December 31, 2000.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
	Number of Securities Underlying Stock Options Granted (Shares)
		Percentage of Total Stock Options Granted to Employees in 2000(1)
Name			Exercise Price Per Share(2)	Expiration Date	5% ($)	10% ($)
J. Bradford Forth	8,076	34.2%	$143.50	12/11/10	$728,830	$1,846,998
Scott M. Henneberry	850	3.6	143.50	12/11/10	76,709	194,397
W. Gordon Lancaster	1,531	6.5	143.50	12/11/10	138,167	350,143
Michael J. Pristas (4)	—	—	—	—	—	—
Richard W. Stetler	1,035	4.4	143.50	12/11/10	93,405	236,702
Jacques R. Van Campen	776	3.3	143.50	12/11/10	70,031	177,473

(1)
We granted options for an aggregate of 23,591 shares to our employees during the fiscal year ended December 31, 2000. For more information regarding these options, please refer to the section of this prospectus entitled "Management—Stock Option and Stock Purchase Plans."

(2)
Options were granted at an exercise price equal to the fair market value of the common stock on the date of grant, as determined by our board of directors.

(3)
The potential realizable value is calculated assuming the exercise price on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price. All options listed have a term of 10 years. Stock price appreciation of 5% and 10% is assumed pursuant to the rules of the Securities and Exchange Commission. There can be no assurance that the actual stock price will appreciate over the 10-year option term at the assumed 5% and 10% levels or at any other level. Unless the market price of the common stock appreciates over the option term, no value will be realized from the option grants made to the Chief Executive Officer and our five other most highly compensated executive officers.

(4)
Michael J. Pristas resigned in March 2001. The 776 stock options granted to Mr. Pristas during the fiscal year ended December 31, 2000, which had an exercise price of $143.50 per share, were not exercised by Mr. Pristas after his resignation and accordingly have been cancelled.

Aggregate Options in Last Fiscal Year

    The following table provides summary information concerning the shares of our common stock represented by outstanding stock options held by our Chief Executive Officer and our five other most highly compensated executive officers as of December 31, 2000.

	Number of Shares Underlying Unexercised Options at the End of the Last Fiscal Year(#)		Value of Unexercised In-the-money Options at the End of the Last Fiscal Year(1)
Name
	Exercisable	Unexercisable	Exercisable	Unexercisable
J. Bradford Forth	486	12,384
Scott M. Henneberry	—	850
W. Gordon Lancaster	—	1,531
Michael J. Pristas (2)	—	—	—	—
Richard W. Stetler	396	1,168
Jacques R. Van Campen	626	878

(1)
There was no public market for our common stock at December 31, 2000. The value of unexercised in-the-money options at December 31, 2000 has been calculated assuming an initial public offering price of $   per share, the midpoint of the range set forth on the cover page of this prospectus.

(2)
Michael J. Pristas resigned in March 2001. The 380 stock options granted to Mr. Pristas during the fiscal year ended December 31, 1999, and the 776 stock options granted to him during the fiscal year ended December 31, 2000, which had an exercise price of $131.92 and $143.50 per share, respectively, were not exercised by Mr. Pristas after his resignation and accordingly have been cancelled.

Stock Option and Stock Purchase Plans

  1999 Stock Option Plan

    Our 1999 Stock Option Plan was approved by our board of directors and stockholders on November 15, 1999. The 1999 Stock Option Plan provides for the grant of non-qualified stock options to our and our subsidiaries' key employees, consultants and directors and incentive stock options to our and our subsidiaries' employees.

    Number of Shares of Common Stock Available Under the 1999 Plan. A total of 6,990 shares of our common stock have been reserved for issuance pursuant to the 1999 Plan, of which options to purchase 6,610 shares of our common stock with an average exercise price of $78.24 per share were outstanding as of March 31, 2001. We do not intend to authorize the issuance of additional grants under the 1999 Plan.

    Administration of the 1999 Plan.  The compensation committee of our board of directors administers the 1999 Plan. Unless our board of directors expressly resolves to the contrary, from and after such time as any class of our equity securities is subject to the reporting requirements of Sections 13 or 15(d) of the Securities and Exchange Act of 1934, the 1999 Plan will be administered by a committee of our board of directors that are "non-employee directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986.

    Options.  The administrator determines the exercise period, the exercise price and vesting schedule of options granted under the 1999 Plan. However, in the case of an incentive stock option granted to an employee who, at the time of the grant, owns stock representing more than 10% of our voting power or the voting power of our subsidiaries, the exercise price must equal at least 110% of the fair market value of our common stock on the grant date and the term of the option may not exceed five years. In the case of an incentive stock option granted to any other employee, the exercise price must at least equal the fair market value of our common stock on the grant date and the term of the option may not exceed ten years. The term of all other options may also not exceed ten years.

    After the termination of the employment or services of an optionee for reasons other than for death or disability, exercisable options will remain exercisable until the earlier of their expiration as set forth in the notice of grant or 30 days after the date of termination of employment, unless otherwise determined by the administrator. If termination is due to death or disability, exercisable options will remain exercisable until the earlier of their expiration as set forth in the notice of grant or six months after the date of death or termination of employment, unless otherwise determined by the administrator. Most option agreements under this plan also provide for the immediate cancellation of an employee's options upon the employee's termination for cause or upon his or her voluntary resignation.

    Transferability of Options.  The 1999 Plan does not allow for the transfer of options and only the optionee may exercise an option during his or her lifetime.

    Change of Control or Sale.  Upon the occurrence of events that result in a change of our organizational or ownership structure, the administrator has the discretion to do one or more of the following: (1) shorten the exercise period of the options, (2) accelerate the vesting schedule of the options; (3) arrange to have the surviving or successor entity assume or replace the options; or (4) cancel the options and pay to the optionee in cash, with respect to each exercisable option, an amount equal to the excess of the fair market value of the common stock over the exercise price of the option. The administrator may also provide for one or more of the foregoing alternatives in any particular option agreement.

    Amendment and Termination of 1999 Plan.  Provided that it does not impair the rights of any optionee or increase the number of shares for which options may be granted, our board of directors has the authority to amend, alter, suspend or terminate the 1999 Plan.

  2000 Stock Incentive Plan

    Our 2000 Stock Incentive Plan was approved by our board of directors and stockholders on December 11, 2000. The 2000 Plan provides for the grant of non-qualified stock options to our and our subsidiaries' employees, consultants and directors and incentive stock options to our and our subsidiaries' key employees.

    Number of Shares of Common Stock Available Under the 2000 Plan.  A total of 40,000 shares of our common stock have been reserved for issuance pursuant to the 2000 Plan, of which options to purchase 25,423 shares of our common stock with an exercise price of $143.50 per share were outstanding as of March 31, 2001.

    Administration of the 2000 Plan.  The compensation committee of our board of directors administers the 2000 Plan. Unless our board of directors expressly resolves to the contrary, from and after such time as any class of our equity securities is registered pursuant to Section 12 of the Securities and Exchange Act of 1934, the 2000 Plan will be administered by a committee of our board of directors that are "non-employee directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986.

    Stock Awards.  Under the 2000 Plan, the administrator, in its sole discretion, may grant stock awards to our or our subsidiaries' key employees, consultants and directors. The administrator, in its absolute discretion, may also impose restrictions in connection with the stock awards. Such restrictions may include restrictions on resale and forfeiture of the stock awards if the grantee's employment or consultancy relationship is terminated.

    Options.  The administrator determines the exercise period, the exercise price and vesting schedule of options granted under the 2000 Plan. Except in the case of an incentive stock option granted to an employee who, at the time of the grant, owns stock representing more than 10% of our voting power or the voting power of our subsidiaries, the exercise price must equal at least the fair market value of our common stock on the grant date and the term of the option may not exceed ten years. However, in the case of an incentive stock option granted to an employee who, at the time of grant, owns stock representing more than 10% of our voting power or the voting power of our subsidiaries, the exercise price must equal at least 110% of the fair market value of our common stock on the grant date and the term of the option may not exceed five years.

    After the termination of the employment or services of an optionee for reasons other than for cause, death or disability, exercisable options will remain exercisable until the earlier of their expiration as set forth in the option agreement or 30 days after the date of termination of employment, unless otherwise determined by the administrator. If termination is due to death or disability, exercisable options will remain exercisable until the earlier of their expiration as set forth in the option agreement or six months after the date of death or termination of employment, unless otherwise determined by the administrator. However, if termination is for cause, then all options, including vested and exercisable ones, are immediately terminated and cancelled.

    Transferability of Options.  The 2000 Plan does not allow for the transfer of options and only the optionee may exercise an option during his or her lifetime.

    Change of Control or Sale.  Upon the occurrence of events that result in a change of our organizational or ownership structure, the administrator has the discretion to do one or more of the following: (1) shorten the exercise period of the options, (2) accelerate the vesting schedule of the options or stock awards; (3) arrange to have the surviving or successor entity assume or replace the options and stock awards; or (4) cancel the options or stock awards and pay to the optionees or grantees in cash, with respect to each vested or exercisable option or stock award, an amount equal to the excess of the fair market value of the common stock over (in the case of options) the exercise price of the option. The administrator may also provide for one or more of the foregoing alternatives in any particular option agreement or agreement governing a stock award.

    Amendment and Termination of 2000 Plan.  Provided that it does not impair the rights of any optionee or grantee or increase the number of shares for which options or stock awards may be granted, our board of directors has the authority to amend, alter, suspend or terminate the 2000 Plan.

  Other Employee Equity Interests

    EVCC.  Some of our employees beneficially hold equity interests in our Canadian operating subsidiary, Power Measurement Ltd., through the PML Employee (EVCC) Corp., referred to as the "EVCC." The EVCC is a company that was organized under the laws of British Columbia, Canada, to take advantage of benefits for our employees under Canadian tax law. Pursuant to an Employee Venture Capital Plan, the EVCC has acquired shares of the capital stock of our Canadian operating subsidiary as well as options to acquire that capital stock, and it has issued corresponding equity interests in the EVCC to our employees. The Employee Venture Capital Plan is administered by a person designated under the Employee Investment Act (British Columbia).

    Shares of Capital Stock in Our Canadian Operating Subsidiary.  In addition to the shares beneficially owned by our employees through the EVCC, two of our employees, J. Bradford Forth, our Chief Executive Officer and President, and David Giles, our Manager, Revenue Metering, directly own shares of the capital stock of our Canadian operating subsidiary. The following table sets forth the shares of capital stock of our Canadian operating subsidiary currently owned, directly or indirectly, by our employees:

Name of Shareholder	Capital Stock of Power Measurement Ltd.
EVCC	18,266	Coupled Class C Common and Preferred Shares
	5,943	Coupled Class D Common and Preferred Shares
J. Bradford Forth	6,571	Coupled Class E Common and Preferred Shares
David Giles	1,000	Coupled Class E Common and Preferred Shares

    All of these coupled shares are exchangeable, at the option of the employees or, following the closing of the offering contemplated by this prospectus, at our option, into an aggregate of 31,780 shares of our common stock, which would represent, as of March 31, 2001, approximately 8.8% of our outstanding common stock after such exchange. Until exchanged, these shares will remain outstanding shares of the capital stock of our Canadian operating subsidiary. You should refer to the section of this prospectus entitled "Related Party Transactions—Exchange Agreement" for additional terms pertaining to the exchange of the capital stock of our Canadian operating subsidiary.

    Options to Acquire Capital Stock in Our Canadian Operating Subsidiary.  The EVCC also holds options to acquire the capital stock of our Canadian operating subsidiary, for which it has issued corresponding options to acquire the capital stock of the EVCC to our employees pursuant to a separate EVCC stock option plan. In addition, a company that is wholly owned by Ronald G. Hart, one of our directors, directly holds options to acquire the capital stock of our Canadian operating subsidiary.

    The following table summarizes the outstanding options to acquire shares of the capital stock of our Canadian operating subsidiary:

Name of Optionholder	Number and Class of Shares of Capital Stock of Power Measurement Ltd. Subject to Option	Weighted Average Exercise Price
EVCC	9,047 Coupled Class C Common and Preferred Shares	$78.24
Company Owned by Ronald G. Hart	4,577 Coupled Class D Common and Preferred Shares	$152.83

    If these options are exercised, the coupled shares of our Canadian operating subsidiary underlying these options will be exchangeable at the option of the employees or, following the closing of the offering contemplated by this prospectus, at our option, into an aggregate of 13,624 shares of our common stock, which would represent, as of March 31, 2001, approximately 4.0% of our outstanding common stock after such exchange.

    Upon the termination of an employee's employment for any reason, the EVCC must repurchase from the employee the shares of the EVCC the employee purchased through the EVCC stock option plan and our Canadian operating subsidiary must repurchase a corresponding amount of the shares the EVCC owns in our Canadian operating subsidiary. The purchase price of the shares is the fair market value of the shares on the earlier of the January 1 or July 1 following the date of the termination of employment. However, the EVCC's and our Canadian operating subsidiary's obligations to repurchase these shares are subject to certain financial and working capital requirements that are the same as those applicable to the "put" rights of employees who hold shares of capital stock of our Canadian operating subsidiary, as described below under the heading "Employee Put Rights."

    The EVCC stock option plan does not allow for the transfer of options. Unless the EVCC's shares are listed for trading on a public stock exchange or trading facility, the shares acquired upon the exercise of EVCC options may only be resold to the EVCC or an eligible investor, as defined in the EVCC stock option plan.

    Employee Put Rights.  Some of our employees have a "put" right that entitles them to require our Canadian operating subsidiary to repurchase shares of its capital stock. This right applies to all of the EVCC's shares of capital stock of our Canadian operating subsidiary described above, and the shares acquired upon exercise of the EVCC's options in our Canadian operating subsidiary described above. In addition, some of our employees have a similar put right that entitles them to require us to repurchase 3,224 shares of our common stock that were issued directly to these employees in a separate offering.

    The employees may exercise these put rights with respect to all or any portion of their shares on January 1 and July 1 of each year. The price at which shares of our Canadian operating subsidiary are repurchased is determined by a formula based on its income from operations before deductions for interest, income tax, depreciation and amortization. The price at which our shares are repurchased is based on a seven-day average of our public trading price if our common stock is publicly traded, or, if our common stock is not publicly traded, determined by a formula based on our income from operations before deductions for interest, income tax, depreciation and amortization.

    Our Canadian operating subsidiary is not required to repurchase its shares if the repurchase would create a working capital deficiency for it, would represent, in the aggregate in any year, 20% of its retained earnings or 50% of the previous year's net after tax earnings, would cause it to be in default of its financial obligations under a loan agreement, or would render it financially insolvent. We are not required to repurchase any of the 3,224 shares of our common stock issued directly to our employees if the repurchase would create a working capital deficiency for us or our Canadian operating subsidiary, would represent, in the aggregate in any year, 20% of our or our Canadian operating subsidiary's retained earnings or 50% of the previous year's net after tax earnings, would cause us or our Canadian operating subsidiary to be in default of its financial obligations under a loan agreement, or would render us or our Canadian operating subsidiary insolvent.

    For information regarding an additional share repurchase right available to the EVCC and certain other employees, please refer to the section of this prospectus entitled "Related Party Transactions—Exchange Agreement."

Option Agreements with Officers and Directors

    In March 1997, our Canadian operating subsidiary issued an option to J. Bradford Forth, which was exchanged in January 2000 for an option to acquire 4,308 shares of our common stock under our 1999 Stock Option Plan. The exercise price is $68.09 per share. The option vested immediately but is not exercisable until the earlier of (1) December 31, 2001 or (2) the occurrence of certain events that result in a change of our organizational or ownership structure. The option terminates upon the earlier to occur of (A) December 31, 2010, (B) the termination of Mr. Forth's employment for any reason other than by us without cause, or (C) 90 days after the termination by us of Mr. Forth's employment without cause. In addition, upon the occurrence of events that result in changes in our organizational or ownership structure, we have the right to accelerate the option. Finally, under the option agreement, we also have a right of first refusal on all shares that are acquired by Mr. Forth through the exercise of the option.

    On May 11, 1998, our Canadian operating subsidiary issued an option to a company wholly owned by one of our directors, Ronald G. Hart, providing for the purchase of up to 4,577 coupled shares of our Canadian operating subsidiary's Class D Common and Preferred Stock. The option vests at a rate of 25% per year, expires on May 11, 2008 and has an exercise price of $152.83 per share, subject to increase at an annual rate of 5%. Upon the occurrence of certain events that result in a change of our Canadian operating subsidiary's organizational or ownership structure, the option immediately vests and becomes exercisable, and our Canadian operating subsidiary has the right to accelerate the option and require Mr. Hart's company to exercise all or any portion of the option. Our Canadian operating subsidiary also has a right of first refusal on all shares that are acquired through the exercise of the option.

    On December 11, 2000, in consideration of consulting services provided to us, we issued an option to acquire 2,608 shares of our common stock to Raymond E. Meyer, one of our directors, under our 2000 Stock Incentive Plan. The option was fully vested upon issuance, has an exercise price equal to $143.50 per share subject to increase at a cumulative annual rate of nine percent, and will expire on December 31, 2001. Mr. Meyer no longer provides consulting services to us.

    Each of Messrs. Forth, Hart and Meyer is, or has agreed to be, subject to a Securityholders Agreement with us pertaining to any shares of our common stock acquired by them upon exercise of the options described above. You should refer to the section of this prospectus entitled "Related Party Transactions-Securityholders Agreement" for a summary of the terms of the agreement.

Power Measurement USA, Inc. 401(k) Plan

    Our U.S. subsidiary maintains the Power Measurement USA, Inc. 401(k) Plan, which is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986. Employees of our U.S. subsidiary who have attained age 21 are eligible on the first day of each month to make contributions to the 401(k) Plan on a pre-tax basis of up to 15% of the participant's compensation in any year up to the maximum allowed by the Internal Revenue Code of 1986. Under the 401(k) Plan, our U.S. subsidiary makes a non-discretionary matching contribution in an amount equal to the first 3% of a participant's contribution to the 401(k) Plan. In addition, our U.S. subsidiary may make annual discretionary profit-sharing contributions to the 401(k) Plan for participants who have completed at least 501 hours of service during the year. To date, our U.S. subsidiary has not made discretionary profit-sharing contributions to the 401(k) Plan. All contributions except employer matching and employer profit sharing contributions and earnings on those contributions are fully vested. Employer matching and employer profit sharing contributions vest at a rate of 20% per year. The total amount of the contribution made by a participant and by our U.S. subsidiary on behalf of the participant cannot exceed the lesser of 25% of the participant's annual compensation or $35,000 for any one plan year.

Informal Profit-Sharing Plan

    Our Canadian operating subsidiary has an informal profit-sharing plan for all of its non-management employees. Under this plan, if our Canadian operating subsidiary meets performance targets, employees receive a bonus of up to 5% of their annual compensation. In addition, for each 10% that our Canadian operating subsidiary exceeds these targets, the bonus increases by 0.5%. However, if our Canadian operating subsidiary fails to meet these targets, the bonus is correspondingly decreased. The bonus is paid twice per year and is calculated on a yearly basis.

    Management employees may also receive bonuses that are based on performance targets. The terms of these bonuses vary for each individual management employee but generally exceed 5% of annual compensation.

Employment Arrangements

    J. Bradford Forth, our President and Chief Executive Officer, entered into an employment agreement with our Canadian operating subsidiary effective October 18, 1996. Mr. Forth currently receives a base salary of Cdn.$228,470 per year and may receive an annual bonus in an amount determined by our board of directors based on satisfaction of certain performance objectives. The term of the agreement automatically extends for one-year periods each May 10 until our Canadian operating subsidiary, by providing 180 days' written notice, or Mr. Forth, by providing 90 days' written notice, elects to terminate Mr. Forth's employment. So long as Mr. Forth holds the title of President, he is entitled to either sit on our Canadian operating subsidiary's board of directors or have observer status at all meetings of that board. In the case of termination of Mr. Forth's employment by our Canadian operating subsidiary without cause, Mr. Forth would be entitled to receive two months' salary and benefits, plus an additional one month's salary and benefits for each year of employment with our Canadian operating subsidiary, together with any accrued and unpaid salary and benefits as of the date of termination. In the event of termination of employment for any reason, Mr. Forth is restricted from competing with our Canadian operating subsidiary or soliciting its customers for a period of two years.

    Jacques Van Campen, our Vice President Operations, entered into an employment agreement with our Canadian operating subsidiary effective June 4, 1998. Mr. Van Campen currently receives a base salary of Cdn.$131,764 per year and may receive an annual bonus in an amount determined by our board of directors based on satisfaction of certain performance objectives. The term of this agreement automatically extends for additional one-year periods each June 3rd until our Canadian operating subsidiary, by providing 180 days' written notice, or Mr. Van Campen, by providing 90 days' written notice, elects to terminate the agreement. In the case of termination of Mr. Van Campen's employment by our Canadian operating subsidiary without cause, Mr. Van Campen would be entitled to receive one month's salary and benefits, plus an additional one month's salary and benefits for each year of employment with our Canadian operating subsidiary, together with any accrued and unpaid salary and benefits as of the date of termination. In the event of termination of employment for any reason, Mr. Van Campen is restricted from competing with our Canadian operating subsidiary or soliciting its customers for a period of two years.

    Richard Stetler, our Vice President Sales and Marketing, accepted a written offer of employment on April 23, 1998. He currently receives a base salary of Cdn.$159,978 per year and is entitled to a bonus of 30% of our Canadian operating subsidiary's employee profit-sharing rate (as determined on a year-to-year basis) times his base salary, as well as a personal performance bonus in an amount determined by our board of directors. In addition, this offer letter provided Mr. Stetler with a signing bonus of Cdn.$21,000 and reimbursement of his relocation expenses. The offer letter also provided for the awarding of stock options to purchase an aggregate of 529 shares of our common stock to Mr. Stetler. In the event of termination of employment for any reason, Mr. Stetler is restricted from competing with our Canadian operating subsidiary for six months.

    W. Gordon Lancaster, our Vice President Finance, Secretary and Chief Financial Officer, accepted a written offer of employment on August 4, 2000. He currently receives a base salary of Cdn.$155,775 per year and is entitled to a gain-sharing bonus of 5% if our Canadian operating subsidiary meets certain performance targets. This bonus may be increased or decreased, depending on whether these targets are met. Mr. Lancaster may also receive an additional bonus of up to 25% of his base salary based on performance objectives that have been determined by the Canadian operating subsidiary's President and Chief Executive Officer. This offer letter also provides that if Mr. Lancaster continues to reside in Vancouver for the first twelve months of his employment, our Canadian operating subsidiary would pay the cost of travel and relocation expenses to and from Vancouver. The offer letter also provided for the awarding of stock options to purchase an aggregate of 1,531 shares of our common stock to Mr. Lancaster. In the case of termination without cause, Mr. Lancaster would be entitled to receive relocation costs and a severance payment in an amount equal to six months of his base salary plus any accrued bonus on the termination date.

    Scott Henneberry, our Vice-President Business Development, accepted a written offer of employment on November 11, 2000. He currently receives a base salary of $118,000 per year, an annual bonus in an amount determined by our board of directors based on achievement of performance objectives, and an automobile allowance of $550 per month. The offer letter also provided for the awarding of stock options to purchase an aggregate of 850 shares of our common stock to Mr. Henneberry. In the case of termination without cause, Mr. Henneberry would be entitled to receive a severance payment in an amount equal to his average annual cash compensation (base salary plus performance bonus). In the event of termination of employment for any reason, Mr. Henneberry is restricted from competing with our U.S. subsidiary for 18 months.

Limitations on Directors' Liability and Indemnification

    Immediately before the closing of the offering contemplated by this prospectus, we will adopt a restated certificate of incorporation and restated bylaws which will provide our directors and certain key employees with limitations on liability and indemnification rights described below.

    Our restated certificate of incorporation will limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

  •
  any breach of their duty of loyalty to the corporation or its stockholders;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  •
  any transaction from which the director derived an improper personal benefit.

    This limitation of liability may not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

    Our restated certificate of incorporation and our restated bylaws will provide that we will indemnify our directors and certain key employees to the fullest extent permitted by law. We believe that indemnification under our restated bylaws will cover at least negligence and gross negligence on the part of indemnified parties. Our restated bylaws will also permit us to secure insurance on behalf of the indemnified parties for any liability arising out of their actions as officers and directors, regardless of whether our restated bylaws would permit indemnification. We currently maintain a director's and officer's liability insurance policy that provides directors and certain key employees with liability coverage in amounts we consider appropriate.

    We have entered into agreements to indemnify our directors and certain key employees, in addition to indemnification which will be provided for in our restated bylaws. These agreements, among other things, provide for indemnification of our directors and certain key employees against expenses, judgments, fines and settlement amounts incurred by any such person in any action or proceeding arising out of such person's services as a director or key employee at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

    The limited liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative litigation, if successful, might otherwise benefit us and our stockholders. The value of your investment in us may be reduced to the extent we pay the costs of settlement or damage awards against our directors or officers under these indemnification provisions.

    At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

RELATED PARTY TRANSACTIONS

Securityholders Agreement

    We are a party to a Second Amended and Restated Securityholders Agreement dated January 4, 1999 with our Canadian operating subsidiary, Power Measurement Ltd.; our U.S. subsidiary, Power Measurement USA, Inc.; the minority shareholders of our Canadian operating subsidiary, which are listed below; the holders of a majority of our outstanding capital stock, which are listed below; and our employees who acquired 3,224 shares of our common stock in an offering to those employees. The minority shareholders of our Canadian operating subsidiary include J. Bradford Forth, our Chief Executive Officer, President and one of our directors; David Giles, our Manager, Revenue Metering; and the EVCC. The holders of a majority of our outstanding capital stock who are parties to the Securityholders Agreement consist of RIT Capital Partners plc, a U.K. investment company for which Anthony H. Bloom, one of our directors, is an investment advisor; Tinicum Investors, a Delaware limited partnership; Regency Trust, a Barbados trust; GFI Two LLC, a California limited liability company, and GFI One, L.L.C., a Delaware limited liability company, both of which Lawrence D. Gilson, the Chairman of our board, is affiliated with; and OCM Principal Opportunities Fund, L.P., a Delaware limited partnership with which Christopher S. Brothers, one of our directors, is affiliated. In addition, each of Messrs. Hart and Meyer has agreed to be subject to the Securityholders Agreement with respect to any shares of our common stock acquired by them.

    The Securityholders Agreement establishes various rights among the securityholders who are parties to the agreement with respect to the ownership and management of our company and our Canadian operating subsidiary, including the following provisions that continue in effect after completion of this offering:

  •
  Registration rights, which grant the securityholders two types of rights to have our common stock registered for sale under the Securities Act of 1933. First, two of the securityholders, OCM Principal Opportunities Fund, L.P. and RIT Capital Partners plc, have the right to require us to register our common stock that they hold at any time. This right continues only so long as these two securityholders and the other securityholders continue to own, in the aggregate, at least one-half of the securities they owned at the time they entered into the agreement. Second, with certain exceptions, all of the securityholders have the right to join in any registration of our securities proposed by us. This right may be limited or eliminated at the discretion of the managing underwriters in the case of a registered offering.

  •
  A "lock-up" agreement, under which, in the case of an underwritten public offering of our securities for our own account such as the one being made by this prospectus, the securityholders agree not to offer for public sale any securities of the type being registered, any similar securities, or any securities convertible, exchangeable or exercisable into or for similar securities, during the 10 days prior to and up to 180 days after the registration statement for the offering becomes effective.

    Prior to this offering, the Securityholders Agreement also required our Canadian operating subsidiary to pay GFI One, L.L.C., including any affiliate thereof designated for this purpose, Cdn.$300,000 per year in four equal quarterly installments in exchange for management and consulting services provided by this entity. GFI One, L.L.C. is affiliated with Lawrence D. Gilson, the Chairman of our board of directors. Through May 31, 2001, we had paid GFI One, L.L.C. an aggregate of $1,087,610 in management fees. Concurrently with the closing of this offering, GFI One, L.L.C. will receive a final payment from the Canadian operating subsidiary equal to $         , following which this arrangement will terminate.

Exchange Agreement

    We are a party to an Exchange Agreement dated January 4, 1999 with our Canadian operating subsidiary, Power Measurement Ltd.; the EVCC; J. Bradford Forth, our Chief Executive Officer, President and one of our directors; and David Giles, our Manager, Revenue Metering. The EVCC and Messrs. Forth and Giles hold coupled shares of the capital stock of our Canadian operating subsidiary. For information regarding the number and class of these shares, please refer to the section of this prospectus entitled "Management—Stock Option and Stock Purchase Plans—Other Employee Equity Interests." These coupled shares are exchangeable for shares of our common stock on a basis of one share of our common stock for one coupled share of common and preferred stock of our Canadian operating subsidiary. The exchange agreement sets forth the following circumstances under which these exchangeable shares may be exchanged for our securities:

  •
  The holders of the exchangeable shares may elect to exchange the shares at any time upon 30 days' notice;

  •
  We may require our Canadian operating subsidiary to cause the exchange of the exchangeable shares 60 days prior to or any time after the initial public offering of our common stock, a change of control of our company, or January 2, 2009. Our Canadian operating subsidiary is entitled to cause the exchange under these circumstances under its charter, which defines the rights of the exchangeable shares; and

  •
  We may directly require the holders of the exchangeable shares to exchange the shares 60 days prior to or any time after the initial public offering of our common stock, a change of control of our company, or January 2, 2009.

    Under the exchange agreement, if we exercise our right to require the exchange of the exchangeable shares and if the holders of the exchangeable shares receive securities of ours that are not freely tradable for a period in excess of 90 days following the closing of the initial public offering, then the holder of the exchangeable shares will have the right to require us to repurchase one-half of our securities issued to the holder for an amount in cash per share equal to the price in the initial public offering. The maximum number of shares of our common stock that we could become required to repurchase under this provision is 20,414. In lieu of paying this amount in cash, we may elect instead to make a loan to the securityholder in the amount of the purchase price. The loan would be non-interest bearing, with a maturity of not more than one year and would be secured by all of the shares of capital stock of our company and our Canadian operating subsidiary owned by the securityholder. We have not yet determined when or if we will exercise our rights to cause the exchange of the exchangeable shares. A similar repurchase right applies in the case of an exchange in connection with a change of control or at January 2, 2009.

Conversion of Advances

    Effective March 14, 1999, we converted an outstanding principal balance of Cdn.$7,217,264 owed by us to certain of our investors into 33,031 shares of our common stock, representing a price of Cdn.$218.50 per share. The investors consisted of RIT Capital Partners plc, a U.K. investment company for which Anthony H. Bloom, one of our directors, is an investment advisor; Tinicum Investors, a Delaware limited partnership; Regency Trust, a Barbados trust; GFI Two LLC, a California limited liability company, with which Lawrence D. Gilson, the Chairman of our board of directors, is affiliated; and OCM Principal Opportunities Fund, L.P., a Delaware limited partnership with which Christopher S. Brothers, one of our directors, is affiliated. The shares of common stock were issued in December 2000.

Employee Put Rights

    As described more fully above under "Management—Stock Option and Stock Purchase Plans—Other Employee Equity Interests—Employee Put Rights," a number of our employees have a "put" right that entitles them to require us to repurchase our shares and shares of the capital stock of our Canadian operating subsidiary held indirectly through the EVCC. J. Bradford Forth, our Chief Executive Officer and President, Richard Stetler, our Vice President Sales and Marketing, and Jacques Van Campen, our Vice President Operations, by exercising these put rights, could require us or our Canadian operating subsidiary to repurchase, in the aggregate, 1,861 shares and 810 shares subject to options.

Forth Loan

    In December 1993, J. Bradford Forth, our Chief Executive Officer and President and one of our directors, purchased 6,571 shares of the capital stock of our Canadian operating subsidiary, the purchase price for which was paid by an interest-free loan to Mr. Forth in the amount of Cdn.$100,000. On December 1, 1999, this loan was replaced by a credit line from the Royal Bank of Canada to Mr. Forth at an interest rate equal to the Royal Bank of Canada's prime interest rate. Our Canadian operating subsidiary pays the interest on Cdn.$70,000 of this loan. During the year ended December 31, 2000, the interest payments made on behalf of Mr. Forth in respect of this loan were Cdn.$4,650.

SECURITY OWNERSHIP BY MANAGEMENT AND PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information with respect to beneficial ownership of our common stock, as of July 31, 2001, and as adjusted to reflect completion of the offering, by:

  •
  each of the individuals listed on the "Executive Compensation" table on page 51;

  •
  each of our directors;

  •
  each person, or group of affiliated persons, who is known by us to own beneficially 5% or more of our common stock; and

  •
  all current directors and executive officers as a group.

    Except as otherwise indicated in the footnotes below, each beneficial owner has the sole power to vote and to dispose of all shares held by that holder, subject to community property laws where applicable. You should keep the following points in mind as you read the information in the table.

  •
  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of July 31, 2001 are deemed issued and outstanding. These shares, however, are not deemed outstanding for purposes of computing percentage ownership of each other stockholder.

  •
  Percentage of ownership is based on 362,032 shares of common stock outstanding immediately before this offering and           shares assumed to be outstanding after completion of this offering, plus additional shares that are deemed to be outstanding as mentioned immediately above. The number of shares outstanding before and after this offering and the number of shares beneficially owned assumes the exchange of 31,780 coupled shares of common stock and preferred stock of our Canadian operating subsidiary that are not held by us for 31,780 shares of our common stock.

  •
  For purposes of this prospectus only, the address of each of the individuals and entities named below is c/o Power Measurement, Inc., 2195 Keating Cross Road, Saanichton, British Columbia, Canada V8M 2A5.

	Beneficial Ownership of Common Stock Before Offering		Beneficial Ownership of Common Stock After Offering
Name
	Shares	%	Shares	%
OCM Principal Opportunities Fund, L.P. (1)(6)	176,052	48.6%
RIT Capital Partners, plc (1)	109,272	30.2
Entities affiliated with GFI Energy Ventures LLC (1)(2)	9,828	2.7
Tinicum Investors (1)	20,616	5.7
PML Employee (EVCC) Corp. (3)	33,256	9.0
J. Bradford Forth (4)	8,050	2.2
Anthony H. Bloom (1)(5)	109,272	30.2
Christopher S. Brothers (1)(6)	176,052	48.6
Lawrence D. Gilson (1)(2)	9,828	2.7
Ronald G. Hart (7)	3,432	*
Raymond E. Meyer (8)	2,608	*
Scott M. Henneberry	0	*
W. Gordon Lancaster	0	*
Richard W. Stetler (9)	479	*
Jacques R. Van Campen (10)	1,411	*
All directors and executive officers as a group (10 persons)	311,132	85.9

*
The percentage of shares beneficially owned does not exceed 1% of the class.

(1)
Prior to giving effect to an option held by GFI One, L.L.C., a company with which Lawrence D. Gilson, the Chairman of our board of directors, is affiliated, to acquire shares held by OCM Principal Opportunities Fund, L.P., RIT Capital Partners, plc, Tinicum Investors, Regency Trust, GFI Two LLC, and Richard Kolodny.

(2)
Includes 1,549 shares held by GFI One, L.L.C. and 8,279 shares held by GFI Two LLC. Does not give effect to the option described in footnote (1) above. Lawrence D. Gilson, the Chairman of our board of directors, directly or indirectly through his living trust, is a principal of each of these entities and shares investment and voting power over the shares listed in the table with the other principals of those entities. Mr. Gilson disclaims beneficial ownership of the shares owned by such entities except to the extent of his direct pecuniary interest in those shares.

(3)
The EVCC is an entity through which our Canadian employees have invested in our Canadian operating subsidiary. For more information regarding the EVCC, please refer to the section of this prospectus entitled "Management—Stock Option and Stock Purchase Plans—Other Employee Equity Interests." The share information for the EVCC includes 9,047 shares issuable under presently exercisable options for shares of our Canadian operating subsidiary. The share information for the EVCC also includes the shares and options owned by Mr. Forth and Mr. Van Campen described below in footnotes 4 and 10.

(4)
Includes 486 presently exercisable options for shares of our Canadian operating subsidiary exchangable for our shares that are held through the EVCC and 993 shares held through the EVCC. Such shares and options held through the EVCC are also included in the share information for the EVCC.

(5)
Anthony H. Bloom, one of our directors, is a former director of, and currently provides investment advice to, RIT Capital Partners, plc and may be deemed to beneficially own these shares. Mr. Bloom disclaims beneficial ownership of these shares except to the extent of his direct pecuniary interest in them.

(6)
Christopher S. Brothers, one of our directors, is a Managing Director of Oaktree Capital Management, LLC, a registered investment adviser under the Investment Advisers Act of 1940. Oaktree Capital Management, LLC, is the general partner of OCM Principal Opportunities Fund, L.P. and may be deemed to share investment and voting power over the shares listed in the table. Mr. Brothers and Oaktree Capital Management, LLC, disclaim beneficial ownership of such shares except to the extent of his and its direct pecuniary interest in these shares.

(7)
Mr. Hart's option is held through 416606 B.C. Ltd., a personal holding company wholly owned by Mr. Hart. Includes 3,432 shares issuable under an option for shares of our Canadian operating subsidiary exchangeable for our shares that is exercisable within 60 days of July 31, 2001.

(8)
Includes 2,608 shares issuable under options which are exercisable within 60 days of July 31, 2001.

(9)
Includes 396 shares issuable under options which are exercisable within 60 days of July 31, 2001.

(10)
Includes 324 presently exercisable options for shares of our Canadian operating subsidiary exchangeable for our shares that are held through the EVCC and 665 shares held through the EVCC. Such shares and options held through the EVCC are also included in the share information for the EVCC. Also includes 302 shares issuable under options he holds directly which are exercisable within 60 days of July 31, 2001.

DESCRIPTION OF CAPITAL STOCK

General

    Upon the completion of this offering, we will be authorized to issue      shares of common stock, $0.01 par value per share, and       shares of undesignated preferred stock, $0.01 par value per share. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our restated certificate of incorporation and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

    As of July 31, 2001, there were 330,252 shares of our common stock outstanding, which were held by approximately 63 stockholders. In addition, as of July 31, 2001, there were outstanding 31,780 coupled shares of common and preferred stock of our Canadian operating subsidiary not held by us that were exchangeable for 31,780 shares of our common stock. For more information regarding these exchangeable shares, please see the sections of this prospectus entitled "Management—Stock Option and Stock Purchase Plans—Other Employee Equity Interests" and "Related Party Transactions—Exchange Agreement."

    The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

Preferred Stock

    The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

  •
  restricting dividends on the common stock;

  •
  diluting the voting power of the common stock;

  •
  impairing the liquidation rights of the common stock; or

  •
  delaying or preventing a change in control of our company without further action by the stockholders.

    Upon the closing of this offering, no shares of our preferred stock will be outstanding, and we have no present plans to issue any shares of preferred stock.

Registration Rights

    The holders of 285,324 shares of our common stock are entitled to demand the registration of such shares under the Securities Act, which may include a shelf registration on Form S-3. These rights are provided under the terms of the Securityholders Agreement summarized under the section of this prospectus entitled "Related Party Transactions—Securityholders Agreement." This right will be exercisable 180 days after the closing of this offering and will continue until the stockholders subject to the Securityholders Agreement cease to own 50% of the shares they owned on January 4, 1999. Furthermore, in the event we elect to register any of our shares of common stock for purposes of effecting any public offering, the holders of 329,301 shares of our common stock are entitled to include their shares of common stock in the registration, but we may reduce the number of shares proposed to be registered in view of market conditions. All expenses in connection with any registration, other than underwriting discounts and commissions, will be borne by us.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

    Our restated certificate of incorporation and restated bylaws, together with provisions of Delaware law, could make the following more difficult:

  •
  the acquisition of our company by means of a tender offer;

  •
  the acquisition of our company by means of a proxy contest or otherwise; or

  •
  the removal of our incumbent officers and directors.

    These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

    Classified Board.  Our restated bylaws will provide for a classified board such that only one-third of our directors are elected each year.

    Stockholder Meetings.  Our restated bylaws will provide that only the board of directors, the Chairman of the board and the President will be able to call special meetings of stockholders.

    Requirements for Advance Notification of Stockholder Nominations and Proposals.  Our restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors.

    Delaware Anti-Takeover Law.  We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

    No Cumulative Voting.  Our restated certificate of incorporation will not provide for cumulative voting in the election of directors.

    Undesignated Preferred Stock.  The authorization of undesignated preferred stock in our restated certificate of incorporation will make it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company.

Transfer Agent and Registrar

    The transfer agent and registrar for our common stock in the United States is Computershare Trust Company, Inc. and in Canada is Computershare Trust Company of Canada.

Stock Exchange Listings

    We intend to apply for the quotation of our shares on the Nasdaq National Market under the symbol "PWRM" and the listing and posting for trading of our shares on the Toronto Stock Exchange under the symbol "PWM."

SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no public market for our common stock. The sale or availability for sale of substantial amounts of common stock in the public market after this offering, or the perception that these types of sales could occur, could adversely affect market prices prevailing from time to time. Sales of substantial amounts of our common stock in the public market could reduce the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

    Upon the completion of this offering, we will have         shares of our common stock outstanding. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by directors, officers or owners of ten percent or more of our stock may only be sold in compliance with the limitations described below. The remaining 330,252 shares of our common stock will be deemed "restricted securities" as defined in Rule 144 under the Securities Act of 1933. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144(k) or 701 under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701,

  •
  327,028 shares will be eligible for sale upon the expiration of the 180-day lock-up period; and

  •
  3,224 shares will be eligible for sale between 180 and 365 days from the date of this prospectus.

    In addition, within approximately six to twelve months following the date of this prospectus, we plan to register for public resale 72,860 shares of our common stock issuable upon exercise of stock options or upon exchange of shares of our Canadian operating subsidiary held by or on behalf of our employees and an additional 14,957 shares of our common stock that are available for issuance but not yet issued under our employee stock plans. Once registered and acquired by the holder of the options or the exchangeable shares, these shares of our common stock will be freely tradeable in the public market. An additional 4,577 shares of our common stock are issuable upon exercise of an option issued by our Canadian operating subsidiary. We currently have no plans to register these shares for resale, so they could be sold only in accordance with an exemption from the registration requirements of the Securities Act of 1933, to the extent available.

    Shares of our common stock issued by us prior to this offering will also be subject to certain Canadian resale restrictions which are summarized below.

Rule 144

    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year including the holding period of any prior owner except an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately  shares immediately after this offering; or

  •
  the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

    Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

    In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares from us under a stock option plan (prior to its registration described below under "Stock Options") or other written agreement can resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without complying with some of the restrictions, including the holding period, contained in Rule 144. As of March 31, 2001, no shares had been issued as a result of the exercise of stock options.

Lock-Up Agreements

    Stockholders holding 330,252 shares of our common stock have entered into lock-up agreements in connection with this offering. These lock-up agreements provide that these persons will not offer, sell, contract to sell, grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of Salomon Smith Barney. Salomon Smith Barney has advised us that it has no present intention to release any of the shares subject to the lock-up agreements prior to the expiration of the lock-up periods. These lock-up agreements do not restrict the transfer of shares of common stock purchased under the directed share program in connection with this offering or in the open market following the date of this prospectus.

Registration Rights

    Certain holders of shares of our common stock are entitled to demand the registration of their shares under the Securities Act of 1933. These rights are described further in the sections of the prospectus entitled "Related Party Transactions—Securityholders Agreement" and "Description of Capital Stock—Registration Rights."

Stock Options and Exchangeable Shares

    Within approximately six to twelve months following the date of this prospectus, we plan to register for public resale 72,860 shares of our common stock issuable upon exercise of stock options or upon exchange of shares of our Canadian operating subsidiary held by or on behalf of our employees and an additional 14,957 shares of our common stock that are available for issuance but not yet issued under our employee stock plans. Once registered and acquired by the holder of the options or the exchangeable shares, these shares of our common stock will be freely tradeable in the public market. An additional 4,577 shares of our common stock are issuable upon exchange of shares of our Canadian operating subsidiary issuable upon exercise of an option issued by our Canadian operating subsidiary. We currently have no plans to register these shares for resale, so they could be sold only in accordance with an exemption from the registration requirements of the Securities Act of 1933, to the extent available.

Canadian Resale Restrictions

    With respect to Canadian residents, any shares of our common stock previously issued by us, or issued pursuant to the exercise of options granted prior to this offering, will be subject to a hold period under applicable Canadian securities laws. A Canadian holder of previously issued shares of our common stock will be prohibited from trading such shares in Canada for one year from the date on which we become a reporting issuer and disclosure to applicable Canadian securities regulatory authorities has been made under applicable Canadian securities laws, except pursuant to a prospectus filed under such laws, a discretionary exemption from the applicable securities regulatory authorities or a statutory exemption from the prospectus requirements of such laws applicable only in limited circumstances. We expect to apply to the applicable Canadian securities regulatory authorities for exemptive relief to permit sales of such shares without the requirement of having been a reporting issuer for at least 12 months prior to such sales such that the resale restriction for Canadian stockholders will be consistent with those applicable to U.S. stockholders. There can be no assurance that we will be able to obtain such relief. We will become a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario when a final Canadian prospectus is filed and a receipt therefor is issued by the securities regulatory authorities in such provinces. If the shares of our common stock are listed and posted for trading on a stock exchange in Canada, the applicable statutory hold period in certain Canadian jurisdictions will be 12 months from the date on which we become a reporting issuer in such jurisdictions. In addition, sales of our shares of common stock in Canada by any control stockholders (generally, persons or companies who alone or in combination with others hold a sufficient number of securities to affect materially the control of the issuer) will be subject to resale restrictions.

    If the shares of our common stock are listed and posted for trading on a stock exchange in Canada, the shares which are subject to the statutory hold period will also be listed and posted on such stock exchange. However, the certificates representing shares subject to a hold period will be affixed with a legend stating that such shares will not be accepted for settlement of transactions on the Canadian stock exchange. Following the expiration of the applicable hold period, holders of such shares may obtain share certificates with no such restrictive legend from the transfer agent of the shares of our common stock.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES

    The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a person that is not a "United States person" for U.S. federal income tax purposes (a "non-U.S. holder"). For this purpose, a "United States person" is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if (1) a U.S. court is able to exercise primary supervision over the trust's administration and (2) one or more United States persons have the authority to control all of the trust's substantial decisions. The discussion does not consider specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position. Special rules may apply to certain non-U.S. holders, such as dealers in securities, banks, insurance companies, tax-exempt organizations, persons holding their shares as part of a "straddle," "hedge," or "conversion transaction," persons who acquire shares as compensation, "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," and corporations that accumulate earnings to avoid U.S. federal income tax, that are subject to special treatment under the Internal Revenue Code. This discussion is limited to beneficial owners of the common stock who hold the common stock as capital assets. It does not address any aspect of state, local, or foreign law, persons who hold common stock through a partnership or other pass-through entity, or persons who are former citizens or long-term residents of the United States.

    Accordingly, each non-U.S. holder is urged to consult its own tax advisor with respect to the United States tax consequences of the ownership and disposition of common stock, as well as any tax consequences that may arise under the laws of any state, municipality, foreign country or other taxing jurisdiction.

Dividends

    Dividends paid to a non-U.S. holder of our common stock ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate, or at a lower rate under an applicable income tax treaty that provides for a reduced rate of withholding. To claim the benefit of a lower treaty rate, a non-U.S. holder must properly file with the payor an IRS Form W-8BEN, or successor form, or, in the case of payments made outside the United States with respect to an offshore account, comply with certain documentary evidence procedures, directly, or under certain circumstances, through an intermediary. If, however, the dividends are effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder, then the dividends will be exempt from the withholding tax described above, provided an IRS Form W-8ECI, or successor form, is filed with the payor. Such dividends will instead be taxed on a net basis at applicable graduated individual or corporate rates. Effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject as well to a "branch profits tax" at a rate of 30% or a lower applicable treaty rate.

Gain on Disposition of Common Stock

    A non-U.S. holder generally will not be subject to United States federal income tax in respect of a gain realized on a disposition of our common stock, provided that (a) the gain is not effectively connected with a trade or business conducted by the non-U.S. holder in the United States and (b) in the case of a non-U.S. holder who is an individual and who holds our common stock as a capital asset, such holder is present in the United States for less than 183 days in the taxable year of the sale and other conditions are met.

    If a non-U.S. holder is engaged in the conduct of a trade or business in the United States, gain on the disposition of our common stock that is effectively connected with the conduct of such trade or business and, where an income tax treaty applies, is attributable to a United States permanent establishment, will be taxed on a net basis at applicable graduated individual or corporate rates. Effectively connected gain of a foreign corporation may, under certain circumstances, be subject as well to a branch profits tax at a rate of 30% or a lower applicable treaty rate.

Federal Estate Taxes

    Our common stock owned or treated as being owned by a non-U.S. holder at the time of death will be included in that holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. The United States federal estate tax was recently repealed; however, the repeal does not take effect until 2010. In addition, the legislation repealing the estate tax expires in 2011, and thus the estate tax will be reinstated at that time unless future legislation extends the repeal.

U.S. Information Reporting Requirements and Backup Withholding Tax

    U.S. information reporting on IRS Form 1099 and backup withholding tax will not apply to dividends paid on our common stock to a non-U.S. holder, provided that the non-U.S. holder provides an IRS Form W-8BEN (or satisfies certain certification documentary evidence requirements for establishing that it is a non-United States person under U.S. Treasury regulations) or otherwise establishes an exemption. Distributions on our common stock will, however, be reported to the Internal Revenue Service ("IRS") and to that non-U.S. holder on IRS Form 1042-S. Information reporting and backup withholding also generally will not apply to a payment of the proceeds of a sale of our common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of our common stock effected outside the United States by a foreign office of a broker if the broker (1) is a United States person, (2) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (3) is a "controlled foreign corporation" as to the United States, or (4) is a foreign partnership that, at any time during its taxable year, is 50% or more (by income or capital interest) owned by United States persons or is engaged in the conduct of a U.S. trade or business, unless in any such case the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of our common stock will be subject to both backup withholding and information reporting unless the holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. Pursuant to recent tax legislation the rate of backup withholding tax will be 30.5% for payments made after August 6, 2001 and will be reduced to 30% on January 1, 2002, 29% on January 1, 2004 and 28% on January 1, 2006.

    Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against that holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING

    Salomon Smith Barney Inc., Banc of America Securities LLC, CIBC World Markets Corp., Credit Suisse First Boston Corporation and Goldman, Sachs & Co. are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of Shares
Salomon Smith Barney Inc.
Banc of America Securities LLC
CIBC World Markets Corp.
Credit Suisse First Boston Corporation
Goldman, Sachs & Co.

Total

    This offering is being made concurrently in the United States and the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario in Canada. The underwriters will offer the shares for sale in the United States directly and in Canada through their respective broker-dealer affiliates or agents registered as required in each jurisdiction. Subject to applicable law, the underwriters may offer the shares outside the United States and Canada.

    The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions and may be terminated at the underwriters' discretion on the basis of their assessment of the state of the financial markets and upon the occurrence of other events set forth in the underwriting agreement. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

    The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $      per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $      per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

    We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to      additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

    We, our officers and directors, and the holders of all of our stock have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Salomon Smith Barney, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Salomon Smith Barney in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

    At our request, the underwriters have reserved up to    % of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act of 1933 or the applicable Canadian securities legislation, in connection with the sales of the directed shares.

    Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common stock will develop and continue after this offering.

    We intend to apply to have our common stock included for quotation on the Nasdaq National Market under the symbol "PWRM" and listed and posted for trading on the Toronto Stock Exchange under the symbol "PWM."

    The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

Paid by Power Measurement, Inc.
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

    In connection with the offering, Salomon Smith Barney, or its Canadian broker-dealer affiliates on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

    The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

    Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market, on the Toronto Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

    Pursuant to policy statements of the Ontario Securities Commission, the underwriters may not, throughout the period of distribution, bid for or purchase shares of our common stock. The foregoing restriction is subject to exceptions, on the condition that a bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of our shares of common stock. These exceptions include a bid or purchase permitted under the bylaws and rules of the Toronto Stock Exchange relating to market stabilization and passive market making activities and a bid or purchase made for or on behalf of a customer where the order is not solicited during the period of distribution.

    We estimate that our total expenses of this offering will be $1,700,000.

    Some of the underwriters have performed investment and commercial banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us and our subsidiaries and affiliates in the ordinary course of their businesses.

    Because a Canadian chartered bank affiliate of CIBC World Markets is the lender under our bank credit agreement described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Bank Credit Agreement" and will receive more than 10% of the net proceeds of this offering when we repay amounts outstanding under that agreement, it may be deemed to have a "conflict of interest" with us under Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. When a NASD member with a conflict of intererst participates as an underwriter in a public offering, that rule requires that the initial public offering price may be no higher than that recommended by a "qualified independent underwriter," as definded by the NASD. In accordance with this rule, Salomon Smith Barney has assumed the responsibilities of acting as a qualified independent underwriter. In its role as a qualified independent underwriter, Salomon Smith Barney has performed a due diligence investigation and participated in the preparation of this prospectus and the registration statement of which this prospectus is a part. Salomon Smith Barney will not receive any additional fees for serving as qualified indendent underwriter in connection with this offering. We have agreed to indemnify Salomon Smith Barney against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act of 1933.

    In addition, because of this relationship and because we have entered into an interest rate swap transaction with CIBC World Markets discussed in the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Market and Currency Risk," we may be considered a "connected issuer" of CIBC World Markets within the meaning of the applicable securities legislation in Canada. The decision to distribute the common stock being offered, including the terms of the offering, was made through negotiations between us and the underwriters. The lender under the bank credit agreement did not have any involvement in the decision or determination to proceed with the offering. As a consequence of this offering, CIBC World Markets will receive its share of the underwriters' fee, and approximately $12.5 million of the net proceeds of this offering will be used to repay all amounts outstanding under our bank credit agreement with our lender.

    A prospectus in electronic format may be made available on the Web sites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 or the applicable Canadian securities legislation, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

    The validity of the common stock offered hereby will be passed upon for us by Irell & Manella LLP, Los Angeles, California, and for the underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York. Certain matters concerning Canadian law will be passed upon for us by Fraser Milner Casgrain LLP, Vancouver, British Columbia, and for the underwriters by Stikeman Elliott, New York, New York.

EXPERTS

    The financial statements as of December 31, 1999 and 2000 and for each of the years ended December 31, 1998, 1999 and 2000 included in this prospectus and in the registration statement have been so included in reliance on the report of KPMG LLP, independent accountants, also appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules, which are part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other documents are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. Any document we file may be read and copied at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our filings with the Commission are also available to the public from the Commission's Web site at http://www.sec.gov.

    Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the Commission's public reference rooms and the Web site of the Commission referred to above.

POWER MEASUREMENT, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report	F-2
Consolidated Balance Sheets as of December 31, 1999 and 2000 and (unaudited) March 31, 2001	F-3
Consolidated Statements of Operations for each of the years in the three-year period ended December 31, 2000 and (unaudited) for the three-month periods ended March 31, 2000 and 2001	F-4

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) for each of the years in the three-year period ended December 31, 2000 and (unaudited) for the three-months ended March 31, 2001	F-5
Consolidated Statements of Cash Flows for each of the years in the three-year period ended December 31, 2000 and (unaudited) for the three-month periods ended March 31, 2000 and 2001	F-6
Notes to Consolidated Financial Statements	F-7

F–1

When the stock split referred to in note 1(a) of the Notes to Consolidated Financial Statements has been consummated, we will be in a position to render the following report.

/s/ KPMG LLP

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Power Measurement, Inc.

    We have audited the consolidated balance sheets of Power Measurement, Inc. as of December 31, 1999 and 2000 and the consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows for each of the years in the three year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether these financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1999 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

    United States of America generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in Canada. Application of accounting principles generally accepted in Canada would have affected results of operations for each of the years in the three year period ended December 31, 2000 and balance sheets as of December 31, 1999 and 2000 to the extent summarized in note 17 to the consolidated financial statements.

Chartered Accountants

Victoria, Canada

February 15, 2001, except as to notes 1(a), 10(a) and 19
which are as of   , 2001

F–2

POWER MEASUREMENT, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 1999 and 2000 and March 31, 2001

(Expressed in U.S. Dollars)

	December 31, 1999	December 31, 2000	March 31, 2001
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$173,589	$1,971,775	$4,931,765
Accounts receivable	5,788,330	6,462,757	5,909,042
Inventories (note 2)	2,647,501	3,840,675	2,640,810
Prepaid expenses	341,687	221,488	165,932

Total current assets	8,951,107	12,496,695	13,647,549
Advances to PML Employee (EVCC) Corp.	7,779	7,421	7,718
Property, plant and equipment (note 3)	5,768,931	6,144,198	5,863,684
Deferred income taxes (note 4)	273,229	526,281	431,948
Other assets (note 5)	40,974,599	37,197,813	36,252,929

Total assets	$55,975,645	$56,372,408	$56,203,828

Liabilities and Stockholders' Equity
Current liabilities:
Bank indebtedness (note 6)	$1,884,125	$430,037	$43,241
Accounts payable	1,998,873	2,624,109	2,772,599
Accrued liabilities	1,059,545	1,532,174	1,394,969
Income taxes payable	83,966	2,205,259	2,008,518
Deferred revenue	416,115	461,959	501,148
Deferred income taxes (note 4)	187,071	160,053	152,255
Current portion of long-term debt (note 7)	1,905,356	2,500,834	2,378,989
Current portion of obligations under capital leases (note 8)	—	144,217	137,191
Advances from stockholders (note 9)	135,276	130,209	—

Total current liabilities	7,670,327	10,188,851	9,388,910
Long-term debt (note 7)	14,086,053	11,062,882	10,080,911
Obligations under capital leases (note 8)	—	300,161	286,038
Minority interest (note 10(b))	1,632,550	1,614,425	1,605,767

	23,388,930	23,166,319	21,361,626
Stockholders' equity:
Common stock, par value of $0.01:
Authorized:
600,000 Common stock
Issued and outstanding:
330,252 Common stock (1999—297,221)	2,940	3,303	3,303
Additional paid-in capital	31,711,014	37,292,799	37,363,291
Commitment to issue shares of common stock (note 10(d))	4,734,806	—	—
Accumulated deficit	(3,331,996)	(3,762,588)	(2,051,095)
Accumulated other comprehensive loss:
Cumulative translation adjustment	(530,049)	(327,425)	(473,297)

	32,586,715	33,206,089	34,842,202
Commitments and contingencies (note 15)
Subsequent events (notes 1(a), 10(a) and 19)

Total liabilities and stockholders' equity	$55,975,645	$56,372,408	$56,203,828

See accompanying notes to consolidated financial statements.

F–3

POWER MEASUREMENT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 1998, 1999 and 2000 and three-month periods ended March 31, 2000 and 2001

(Expressed in U.S. Dollars)

	Year ended December 31, 1998	Year ended December 31, 1999	Year ended December 31, 2000	Three month period ended March 31, 2000	Three month period ended March 31, 2001
	(note 1(b))			(unaudited)	(unaudited)
Sales	$21,010,348	$26,501,851	$34,079,728	$7,348,326	$15,022,665
Cost of sales	8,144,721	11,449,454	13,094,538	3,307,116	6,095,637

Gross margin	12,865,627	15,052,397	20,985,190	4,041,210	8,927,028
Operating expenses:
Sales, marketing and customer service	4,782,445	5,643,406	6,557,468	1,650,915	1,955,395
General and administrative	2,016,181	3,023,015	3,763,523	677,818	1,101,013
Research and development (note 18(d))	2,139,164	2,342,203	2,258,812	632,053	724,332
Depreciation of property, plant and equipment	1,145,923	1,204,229	1,114,095	276,824	269,092
Amortization of goodwill	—	3,699,766	3,699,766	919,887	912,271

	10,083,713	15,912,619	17,393,664	4,157,497	4,962,103

Operating income (loss)	2,781,914	(860,222)	3,591,526	(116,287)	3,964,925
Other income (expenses):
Interest on long-term debt	(376,011)	(1,237,375)	(1,320,142)	(325,884)	(280,312)
Interest on stockholder loans	—	(282,316)	—	—	—
Other income (expense)	192,533	(7,810)	50,077	48,034	17,975

	(183,478)	(1,527,501)	(1,270,065)	(277,850)	(262,337)

Income (loss) before income taxes	2,598,436	(2,387,723)	2,321,461	(394,137)	3,702,588
Income tax expense (recovery) (note 4):
Current	839,116	1,036,096	3,037,120	265,189	1,991,095
Deferred	8,101	(91,823)	(285,067)	(24,891)	—

	847,217	944,273	2,752,053	240,298	1,991,095

Net income (loss)	$1,751,219	$(3,331,996)	$(430,592)	$(634,435)	$1,711,493

Income (loss) per share of common stock:
Basic	$5.96	$(11.33)	$(1.44)	$(2.14)	$5.18
Diluted	5.29	(11.33)	(1.44)	(2.14)	4.65
Weighted average number of shares of common stock:
Basic	293,997	294,059	298,484	297,221	330,252
Diluted	331,111	294,059	298,484	297,221	368,225

See accompanying notes to consolidated financial statements.

F–4

POWER MEASUREMENT, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

Years ended December 31, 1998, 1999 and 2000 and three months ended March 31, 2001

(Expressed in U.S. Dollars)

	Common shares
			Additional paid-in capital	Commitment to issue shares	Accumulated deficit	Accumulated other comprehensive income (loss)	Total stockholders' equity
	Shares	Amount
Predecessor – Power Measurement Ltd.:
Balance, December 31, 1997 (note 1(b))	295,617	$2,960	$18,449,402	$—	$(12,762,463)	$(183,610)	$5,506,289
Stock compensation	—	—	106,446	—	—	—	106,446
Issuance of shares of common stock	6,365	60	495,334	—	—	—	495,394
Components of comprehensive income (loss):
Net income	—	—	—	—	1,751,219	—	1,751,219
Foreign currency translation adjustment	—	—	—	—	—	(109,087)	(109,087)

Comprehensive income							1,642,132
Dividends paid	—	—	—	—	(2,834,717)	—	(2,834,717)
Common stock redemptions	(7,985)	(80)	(574,036)	—	(686,848)	—	(1,260,964)

Balance, immediately prior to the reorganization	293,997	2,940	18,477,146	—	(14,532,809)	(292,697)	3,654,580
Adjustment to eliminate predecessor, Power Measurement Ltd., at reorganization	(293,997)	(2,940)	(18,477,146)	—	14,532,809	292,697	(3,654,580)
Value assigned to Power Measurement, Inc. shares issued on the reorganization (note 1(b))	293,997	2,940	30,849,510	—	—	—	30,852,450

Balance, December 31, 1998 (note 1(b))	293,997	2,940	30,849,510	—	—	—	30,852,450
Stock compensation	—	—	861,504	—	—	—	861,504
Components of comprehensive income (loss):
Net loss	—	—	—	—	(3,331,996)	—	(3,331,996)
Foreign currency translation adjustment	—	—	—	—	—	(530,049)	(530,049)

Comprehensive loss							(3,862,045)
Issuance of shares of common stock	3,224	32	302,432	—	—	—	302,464
Less note receivable issued on stock subscription	—	(32)	(302,432)	—	—	—	(302,464)
Commitment to issue shares of common stock upon conversion of promissory notes (note 10(d))	—	—	—	4,734,806	—	—	4,734,806

Balance, December 31, 1999	297,221	2,940	31,711,014	4,734,806	(3,331,996)	(530,049)	32,586,715
Stock compensation	—	—	544,878	—	—	—	544,878
Components of comprehensive income (loss):
Net loss	—	—	—	—	(430,592)	—	(430,592)
Foreign currency translation adjustment	—	—	—	—	—	202,624	202,624

Comprehensive loss							(227,968)
Receipt of cash from stock subscription receivable	—	32	302,432	—	—	—	302,464
Issuance of shares of common stock upon conversion of promissory notes (note 10(d))	33,031	331	4,734,475	(4,734,806)	—	—	—

Balance, December 31, 2000	330,252	3,303	37,292,799	—	(3,762,588)	(327,425)	33,206,089
Stock compensation	—	—	70,492	—	—	—	70,492
Components of comprehensive income (loss):
Net income	—	—	—	—	1,711,493	—	1,711,493
Foreign currency translation adjustment	—	—	—	—	—	(145,872)	(145,872)

Comprehensive income							1,565,621

Balance, March 31, 2001 (unaudited)	330,252	$3,303	$37,363,291	$—	$(2,051,095)	$(473,297)	$34,842,202

See accompanying notes to consolidated financial statements.

F–5

POWER MEASUREMENT, INC.

Years ended December 31, 1998, 1999 and 2000 and three-month periods ended March 31, 2000 and 2001

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

	Year ended December 31, 1998	Year ended December 31, 1999	Year ended December 31, 2000	Three month period ended March 31, 2000	Three month period ended March 31, 2001
	(note 1(b))			(unaudited)	(unaudited)
Cash flows from operating activities:
Net income (loss)	$1,751,219	$(3,331,996)	$(430,592)	$(634,435)	$1,711,493
Items not involving cash:
Depreciation and amortization	1,145,923	4,903,995	4,813,861	1,196,711	1,181,363
Amortization of deferred finance costs	—	53,340	67,272	16,819	16,378
Other	1,601	19,250	(37,600)	(48,034)	(1,254)
Stock compensation	106,446	861,504	544,878	99,290	70,492
Deferred income taxes	8,101	(91,823)	(285,067)	(24,891)	—
Changes in operating assets and liabilities (note 18(a))	(1,406,691)	(2,061,325)	1,332,798	342,299	1,295,519

Net cash provided by operating activities	1,606,599	352,945	6,005,550	947,759	4,273,991
Cash flows from investing activities:
Additions to property, plant and equipment	(1,132,084)	(754,611)	(1,167,979)	(170,474)	(285,259)
Proceeds on disposal of property, plant and equipment	10,033	6,675	10,660	670	1,645

Net cash used in investing activities	(1,122,051)	(747,936)	(1,157,319)	(169,804)	(283,614)
Cash flows from financing activities:
Increase in bank indebtedness	10,492	1,774,152	—	—	—
Repayment of bank indebtedness	—	—	(1,454,088)	(368,908)	(386,796)
Proceeds from issuance of long-term debt	539,411	16,368,169	—	—	—
Repayments of long-term debt	—	(4,487,973)	(1,812,689)	(310,473)	(517,455)
Principal payments of obligations under capital leases	—	—	(58,467)	—	(26,359)
Advances from stockholders	2,477,304	—	—	—	—
Repayments of advances from stockholders	—	(12,938,969)	—	—	(130,209)
Proceeds from stock subscription receivable	—	—	302,432	302,432	—
Issuance of share capital of Power Measurement Ltd. to minority stockholders	495,394	—	42,979	42,979	69,204
Dividends paid	(2,834,717)	—	—	—	—
Redemption of shares	(1,260,964)	—	—	—	—
Advances to PML Employee (EVCC) Corp.	—	(7,779)	—	—	—
Deferred financing costs	—	(330,513)	—	—	—

Net cash provided by (used in) financing activities	(573,080)	377,087	(2,979,833)	(333,970)	(991,615)
Effect of changes in foreign exchange rates on cash balances	(15,377)	957	(70,212)	(1,153)	(38,772)

Increase (decrease) in cash and cash equivalents	(103,909)	(16,947)	1,798,186	442,832	2,959,990
Cash and cash equivalents, beginning of period	294,445	190,536	173,589	173,589	1,971,775

Cash and cash equivalents, end of period	$190,536	$173,589	$1,971,775	$616,421	$4,931,765

Supplementary information (note 18)

See accompanying notes to consolidated financial statements.

F–6

    Power Measurement, Inc. (the "Company") was incorporated on November 16, 1998 under the State of Delaware General Corporation Law. It commenced operations on January 1, 1999 following the completion of the reorganization of Power Measurement Ltd.'s shareholdings described in note 1(b). On July 24, 2001, the Company changed its name from Power Measurement Holdings, Inc. to Power Measurement, Inc. Its principal business activity is the design, development, manufacture and marketing of enterprise energy management systems to energy consumers and suppliers worldwide and represents the continuation of business activities previously carried on directly by the Company's subsidiary, Power Measurement Ltd.

1.  Significant accounting policies:

    (a) Basis of presentation:

    These consolidated financial statements have been prepared using generally accepted accounting principles in the United States of America which materially conform with those established in Canada, except as explained in note 17. These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Power Measurement USA, Inc., Power Measurement Europe GmbH, Power Measurement (Australia) Pty Ltd. and its 91.34% (1999 - 90.60%) owned subsidiary, Power Measurement Ltd. All inter-company transactions and balances have been eliminated.

    These consolidated financial statements give retroactive effect to the stock split of the Company's shares of common stock to occur immediately prior to closing of the initial public offering, as described in note 10(a).

    (b) Reorganization:

    Effective the close of business on December 31, 1998, stockholders (the "Investor Group") holding a 90.6% interest in Power Measurement Ltd. exchanged their interests, together with their interests in certain companies holding interests in Power Measurement Ltd., for shares of common stock of the Company. The holding companies had no other activities than the holding of interests in Power Measurement Ltd. The stockholders (the "Employee Group") holding the remaining 9.4% of Power Measurement Ltd. obtained the right to exchange their interests in Power Measurement Ltd. for interests in the Company as described in note 10(b). As a result of this transaction no new assets were contributed to the consolidated group. The Investor Group, representing seven separate parties, including partnerships, had originally acquired their direct and indirect interests in Power Measurement Ltd. in October 1996 and May 1998. The separate members of the Investor Group are independent parties which separately financed their acquisitions of such direct and indirect interests in Power Measurement Ltd.

    As the business and operations of the Company are the same as Power Measurement Ltd., Power Measurement Ltd. is considered to be a predecessor to the Company for accounting and financial reporting purposes. Financial information presented in these consolidated financial statements for the year ended December 31, 1998, which is prior to the completion of the reorganization described above, is that of Power Measurement Ltd.

    The reorganization has been accounted for effective December 31, 1998 as a substantive exchange among the Investor Group as certain individual investors' relative voting power over the underlying

F–7

business changed notwithstanding that relative equity rights did not change. Under this accounting, the transaction is deemed to be like an acquisition by the investor having the largest interest in the Investor Group of the other interests. The value assigned to the shares issued and debt assumed and allocated on the reorganization equals the carrying value of the interest of the holder of the largest interest in the Investor Group plus the fair value of the shares of the consideration issued to its other members for their interests in Power Measurement Ltd. and the holding companies. This amount equals, in aggregate, $46,710,351, of which $30,852,450 has been assigned to the shares issued with the balance to the debt assumed. Based on an assessment of the fair value of the identifiable assets and liabilities of Power Measurement Ltd. as of December 31, 1998, the excess of the value assigned to the consideration issued over the amount attributable to the identifiable net assets deemed to be acquired has been assigned to goodwill which is being amortized as described in note 1(f).

    (c) Cash and cash equivalents:

    Cash and cash equivalents include highly liquid investments, consisting primarily of term deposits, with terms to maturity of three months or less at the date of purchase.

    (d) Inventories:

    Raw materials are stated at the lower of cost, determined on a first-in first-out basis, and replacement cost. Finished goods and work-in-process inventories include materials, labor and manufacturing overhead and are stated at the lower of cost, determined on a first-in first-out basis, and net realizable value. Inventories are recorded net of any obsolescence provisions.

    (e) Property, plant and equipment:

    Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided at rates which will reduce original cost to estimated residual value over the useful life of each asset.

    The annual rates used to compute depreciation on a straight-line basis are as follows:

Asset	Rate
Buildings	4%
Office equipment	20%
Research equipment	25% to 30%
Computer equipment and software	30%
Manufacturing and test equipment	25%

    The cost of maintenance and repairs is expensed as incurred.

    (f)  Other assets:

    Goodwill represents the excess of the value assigned to the consideration issued on the reorganization described in note 1(b) over the fair values assigned to the net assets of Power Measurement Ltd. at December 31, 1998. Goodwill is amortized on a straight-line basis over 12 years.

F–8

    Finance costs incurred relating to the establishment of the term facility are deferred and amortized over the term of the related credit facility of five years. Amortization of deferred finance costs is included in interest expense on long-term debt in the consolidated statements of operations.

    (g) Foreign currency translation:

    The functional currency of the Company is the United States dollar.

    The functional currency of all wholly-owned subsidiaries whose operations are integrated with those of the parent is the United States dollar. For these subsidiaries, monetary assets and liabilities denominated in other currencies are translated into United States dollars at rates in effect at the balance sheet date and other balance sheet items are translated at historical exchange rates. Statements of operations items are translated using the average exchange rates prevailing during their period. Exchange gains and losses on translation are included in income. The Company has recognized immaterial foreign exchange gains and losses during the periods presented.

    The functional currency of the operations of the Company's primary operating subsidiary, Power Measurement Ltd., is the Canadian dollar. Gains and losses on translation of balances in Power Measurement Ltd. originally denominated in other than Canadian dollars are included in the determination of net income. The translation of Power Measurement Ltd.'s Canadian dollar denominated financial statements into the Company's functional currency, the United States dollar, is performed for assets and liabilities using exchange rates in effect at the balance sheet date with statements of operations items translated using average exchange rates prevailing during the period. Exchange gains and losses arising on the translation of Power Measurement Ltd. or other foreign operations having the local currency as its functional currency into the Company's functional currency are excluded from the determination of income and reported as cumulative translation adjustments on the consolidated statements of stockholders' equity and comprehensive income (loss).

    (h) Revenue recognition:

    Revenue from the sale of products is recognized at the time the product is shipped and title passes, persuasive evidence exists of a sales arrangement, collection is probable and the price is fixed or determinable. Provisions are established for estimated product returns and warranty costs at the time revenue is recognized. If there is a requirement for customer acceptance of any products shipped, revenue is recognized only after customer acceptance has been received.

    For multiple element sales arrangements, revenue is recognized for each element when there are no remaining performance obligations required based on the relative fair value at the inception of the sales arrangement. Fair value of the undelivered elements is determined based on the objective evidence from other sales arrangements. Vendor specific objective evidence of fair value is required for arrangements involving software sales and is typically based upon the price charged when an element is sold separately or, in the case of elements not yet sold separately, the price established by authorized management, if it is probable that the price, once established, will not change before market introduction. When fair value cannot be determined, revenue is deferred to be recognized as the final elements are delivered.

    In addition to the core products, elements included in multiple element sales arrangements could consist of post contract support including training and telephone support.

F–9

    Revenue relating to separate maintenance and service contracts is recognized ratably over the service period.

    Payments received in advance of the satisfaction of the Company's revenue recognition policies are recorded as deferred revenue.

    (i)  Research and development:

    Research and development costs are expensed as incurred. Equipment used in research and development is capitalized only if it has an alternative future use. Investment tax credits ("ITCs") are accounted for as a reduction in the cost of the asset or expense when there is reasonable assurance that such credits will be realized. These ITCs are used to reduce current and future federal taxes payable.

    (j)  Income taxes:

    The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis (temporary differences). Changes in the net deferred tax assets or liabilities are included in income. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period of enactment. To the extent that it is not considered more likely than not that a deferred tax asset will be realized, a valuation allowance is provided.

    (k) Use of estimates:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates include the amount of warranty provisions; valuation of stock compensation; and the amortization period of goodwill. Actual results could differ from those estimates.

    (l)  Net income (loss) per share:

    Basic income (loss) per share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted income (loss) per share is computed using the weighted average number of common and potentially dilutive common stock issuances outstanding during the period. For purposes of the calculation of the per share amounts for the year ended December 31, 1998, the shares issued by the Company on the reorganization (note 1(b)) have been assumed to be outstanding for the entire year. Shares of common stock and common stock options of the Company, exchangeable for outstanding minority shares and options of its subsidiary, Power Measurement Ltd., are included in the weighted average number of shares of common stock in calculating diluted income (loss) per share if the effect is dilutive.

F–10

    (m) Stock-based compensation:

    The Company accounts for its employee stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense under fixed plans is recorded only if the market value of the underlying stock at the date of grant exceeds the exercise price. Awards granted where the exercise price increases over the term of the award are treated as variable awards from the date of grant until exercised, forfeited or the options expire unexercised. Under variable award accounting, compensation expense is remeasured at each reporting date to be the excess of the then market value of the underlying common stock over the exercise price with changes in value recognized in income. The Company recognizes compensation expense for stock options, common stock and other equity instruments issued to non-employees for services received based upon the fair value of the services or equity instruments issued, whichever is more reliably determined, as the services are performed and the stock award earned.

    SFAS No. 123, "Accounting for Stock Based Compensation", requires entities that continue to apply the provisions of APB Opinion No. 25 for transactions with employees to provide pro forma net income (loss) and pro forma net income (loss) per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied to these transactions. This information is presented in note 10(c).

    (n) Impairment of long-lived assets:

    The Company monitors the recoverability of long-lived assets, including property, plant and equipment, and goodwill, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company reviews factors such as current market value, future asset utilization and business climate and compares the carrying value of the assets to the future undiscounted cash flows expected to result from the use of the related asset. If such asset is considered to be impaired, the impairment charge to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is generally measured equal to the estimated future discounted net cash flows from the asset or assets.

    (o) Financial instruments and derivatives:

    The Company accounts for financial instruments, other than derivatives, at cost less allowances for impairment.

    Commencing January 1, 2001, the Company has recognized derivative instruments on the consolidated balance sheet at their fair value. On the date a derivative contract is entered into, the Company either designates the derivative as a hedge of the fair value, cash flows or foreign currency risks of an underlying transaction or balance, as appropriate in the circumstances, or accounts for the derivative as a speculative instrument. Where the derivative is to be accounted for as a hedge, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transaction. The Company will also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in the fair values or cash flows of

F–11

the hedged items. When it is determined that a derivative is not highly effective as a hedge, the Company will discontinue hedge accounting prospectively.

    Changes in fair value of a derivative that is identified and highly effective as a hedge are excluded from income to be recognized at the time of the underlying transaction. Changes in the fair value of derivatives that are not accounted for as hedges are recognized in the determination of income as they occur.

    Prior to January 1, 2001, the Company recognized derivative instruments at amortized cost. At adoption, the Company's only derivative instrument was the interest rate swap described in note 12(b). The effect of adopting the new accounting policy described above effective January 1, 2001 was not material.

    (p) Comprehensive income (loss):

    In the consolidated statements of stockholders' equity and comprehensive income (loss), the Company has presented comprehensive income (loss) and its components. Comprehensive income (loss) includes net income (loss) and other changes in the Company's equity that result from recognized transactions and other economic events of the period other than transactions with stockholders in their capacity as stockholders.

    (q) Interim financial information:

    The consolidated financial statements as at March 31, 2001 and for the three month periods ended March 31, 2000 and 2001 are unaudited; however, such financial information reflects all adjustments (consisting solely of normal recurring adjustments) that, in the opinion of management, are necessary to a fair presentation of the financial results for the periods presented.

    (r) Recent accounting pronouncements:

    The Financial Accounting Standards Board has issued two new standards related to the accounting for business combinations, goodwill and other intangibles. The new standards are effective for business combinations occurring after June 30, 2001, subject to certain limited exceptions. In part, the new standards indicate that reporting entities with previously recorded goodwill will cease amortizing goodwill effective, to the Company, January 1, 2002. Instead, the carrying value of goodwill will be subject to a regular test for impairment. Amortization expense on goodwill recognized to March 31, 2001 is set out in the consolidated statements of operations.

F–12

POWER MEASUREMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 1998, 1999 and 2000
Three month periods ended March 31, 2000 and 2001 (unaudited)

(Expressed in U.S. Dollars)

2.  Inventories:

	December 31, 1999	December 31, 2000	March 31, 2001
			(unaudited)

Raw materials	$2,053,702	$2,200,294	$1,683,665
Work-in-progress	358,802	603,388	313,976
Finished goods	234,997	1,036,993	643,169

	$2,647,501	$3,840,675	$2,640,810

3.  Property, plant and equipment:

December 31, 1999	Cost	Accumulated depreciation	Net book value

Land	$1,329,559	$—	$1,329,559
Buildings	3,557,556	703,961	2,853,595
Office equipment	619,711	402,481	217,230
Research equipment	1,467,120	1,139,006	328,114
Computer equipment and software	1,981,458	1,336,281	645,177
Manufacturing and test equipment	2,031,399	1,636,143	395,256

	$10,986,803	$5,217,872	$5,768,931

December 31, 2000	Cost	Accumulated depreciation	Net book value
Land	$1,279,728	$—	$1,279,728
Buildings	3,467,182	819,015	2,648,167
Office equipment	749,223	475,569	273,654
Research equipment	1,529,348	1,275,788	253,560
Computer equipment and software	2,143,233	1,523,237	619,996
Manufacturing and test equipment	2,981,392	1,912,299	1,069,093

	$12,150,106	$6,005,908	$6,144,198

March 31, 2001 (unaudited)	Cost	Accumulated depreciation	Net book value
Land	$1,216,539	$—	$1,216,539
Buildings	3,283,095	812,983	2,470,112
Office equipment	729,143	472,067	257,076
Research equipment	1,493,038	1,266,260	226,778
Computer equipment and software	2,247,338	1,511,881	735,457
Manufacturing and test equipment	2,856,209	1,898,487	957,722

	$11,825,362	$5,961,678	$5,863,684

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4.  Income taxes:

    Income tax expense (recovery) consists of the following:

	December 31, 1998	December 31, 1999	December 31, 2000	March 31, 2000	March 31, 2001
				(unaudited)	(unaudited)

Current:
United States	$30,000	$43,392	$72,082	$19,850	$21,290
Canada	809,116	992,704	2,879,074	245,339	1,969,805
Australia	—	—	85,964	—	—

	839,116	1,036,096	3,037,120	265,189	1,991,095
Deferred:
United States	(664)	(24,521)	(70,947)	(635)	—
Canada	8,765	(67,302)	(198,352)	(24,256)	—
Australia	—	—	(15,768)	—	—

	8,101	(91,823)	(285,067)	(24,891)	—

	$847,217	$944,273	$2,752,053	$240,298	$1,991,095

    Income (loss) before income taxes consists of the following:

	December 31, 1998	December 31, 1999	December 31, 2000	March 31, 2000	March 31, 2001
				(unaudited)	(unaudited)

United States	$(94,997)	$(3,590,114)	$(3,635,601)	$(942,404)	$(817,475)
Canada	2,716,247	1,232,112	5,787,687	493,357	4,440,728
Europe	—	—	(116,442)	—	(13,307)
Australia	(22,814)	(29,721)	285,817	54,910	92,642

	$2,598,436	$(2,387,723)	$2,321,461	$(394,137)	$3,702,588

    A reconciliation of the income tax expense (recovery) at the Canadian effective tax rate of 45.6% applicable to Power Measurement Ltd. for the year ended December 31, 1998 and at the U.S. federal

F–14

statutory tax rate of 35% applicable to the Company for all subsequent periods to income tax expense (recovery) included in the determination of net income (loss) is as follows:

	December 31, 1998	December 31, 1999	December 31, 2000	March 31, 2000	March 31, 2001
				(unaudited)	(unaudited)

Income tax expense (recovery) based on federal statutory tax rates	$1,184,887	$(835,703)	$812,511	$(137,948)	$1,295,906
Effect of:
Non-deductible amortization of goodwill	—	1,294,918	1,294,918	321,960	319,295
Non-deductible stock-based compensation	36,592	296,835	177,852	43,397	31,163
Foreign operations taxed at differing rates	—	130,850	556,775	47,461	427,198
Tax loss carry forwards	(487,729)	(346,771)	—	—	—
Other	113,467	404,144	(90,003)	(34,572)	(82,467)

	$847,217	$944,273	$2,752,053	$240,298	$1,991,095

    The components of the deferred income tax assets and liabilities are as follows:

	December 31, 1999	December 31, 2000

Current portion of deferred income tax assets (liabilities):
Warranty and other reserves—Canada	$22,172	$40,014
Investment tax credits claimed—Canada	(209,243)	(200,067)

	$(187,071)	$(160,053)

Long-term portion of deferred income tax assets (liabilities):
Property, plant and equipment—USA	$(9,861)	$(10,339)
Property, plant and equipment—Canada	194,000	233,410
Warranty and other reserves—Canada	54,044	206,735
Stock-based compensation—USA	5,356	59,615
Intangible assets	29,690	21,672
Loss carry forwards—Australia	—	15,188

	$273,229	$526,281

    The net deferred income tax assets are expected to be recoverable through future taxable income in the approximate aggregate amount of $1,154,000 (1999—$555,000).

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5.  Other assets:

December 31, 1999	Cost	Accumulated depreciation	Net book value

Goodwill	$44,397,192	$3,699,766	$40,697,426
Deferred finance costs	330,513	53,340	277,173

	$44,727,705	$3,753,106	$40,974,599

December 31, 2000	Cost	Accumulated depreciation	Net book value

Goodwill	$44,397,192	$7,399,532	$36,997,660
Deferred finance costs	318,125	117,972	200,153

	$44,715,317	$7,517,504	$37,197,813

March 31, 2001 (unaudited)	Cost	Accumulated depreciation	Net book value

Goodwill	$44,397,192	$8,311,803	$36,085,389
Deferred finance costs	302,627	135,087	167,540

	$44,699,819	$8,446,890	$36,252,929

6.  Bank indebtedness:

    The Company, through its subsidiary Power Measurement Ltd., has entered into a revolving term operating credit facility with the Canadian Imperial Bank of Commerce ("CIBC") in the principal amount of up to $3,700,000 ($5,500,000 Cdn.) maturing March 12, 2004. Interest is charged at the CIBC's Canadian prime lending rate plus 1.75%. The credit facility contains certain financial covenants applicable to Power Measurement Ltd. all of which are satisfied to December 31, 2000 and March 31, 2001. Collateral for this credit facility is provided under joint provisions with the long-term debt credit facility with CIBC described in note 7.

7.  Long-term debt:

	December 31, 1999	December 31, 2000	March 31, 2001
			(unaudited)

CIBC non-revolving reducing term facility maturing March 12, 2004	$15,991,409	$13,563,716	$12,459,900
Less current portion of long-term debt	(1,905,356)	(2,500,834)	(2,378,989)

	$14,086,053	$11,062,882	$10,080,911

    Collateral for the operating credit facility (note 6) and the term facility is provided by a demand debenture in the principal amount of $26,700,000 ($40,000,000 Cdn.), a first fixed and specific charge

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security interest in all assets, and a floating charge on all other property and assets not otherwise specifically charged under the debenture. The CIBC credit facility agreement contains certain financial covenants all of which are satisfied to December 31, 2000 and March 31, 2001. The Company has entered into an interest rate swap derivative instrument (note 12(b)) to hedge interest rate fluctuations on amounts drawn under this term facility in the form of five year fixed term revolving 31 to 90 day bankers' acceptances bearing Canadian market interest rates plus specified stamping fees. During the year, the Canadian market interest rate for bankers' acceptances ranged from 5.14% to 5.80%.

    Long-term debt repayments for each of the next four fiscal years subsequent to December 31, 2000 are as follows:

2001	$2,500,834
2002	3,167,723
2003	3,834,612
2004	4,060,547

$13,563,716

8.  Obligations under capital leases:

    The Company leases manufacturing equipment under leases which are classified as capital leases for accounting purposes. The future minimum annual lease payments are repayable as at December 31, 2000, as follows:

    Year ending December 31:

2001	$144,217
2002	144,217
2003	144,217
2004	84,011

516,662
Less amounts representing interest at 8.8%	(72,284)

Present value of capital lease obligations	444,378
Less current portion	(144,217)

$300,161

    Interest expense incurred during 2000 on capital leases amounted to $18,543. There were no capital leases in 1998 and 1999.

9.  Advances from stockholders:

    Advances from stockholders do not bear interest, are unsecured and have no fixed repayment terms. These advances were repaid to stockholders in January 2001.

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10. Capital stock:

    (a) Stock split:

    On            , 2001, the Company completed a stock split whereby all existing shares of common stock were redesignated to new shares of common stock on a 1.0 to   basis and all existing stock options of the Company and Power Measurement Ltd. were redesignated to new stock options on a 1.0 to  basis. All exchangeable shares described in note 10(b) were redesignated to new exchangeable shares on a 1.0 to  basis. The stock split has been retroactively applied throughout these consolidated financial statements.

    (b) Exchangeable shares and minority interest:

    Pursuant to the terms of the reorganization described in note 1(b), the Company entered into a share exchange agreement with the minority stockholders of Power Measurement Ltd. under which minority stockholders have the right, at any time, to exchange each share unit of Power Measurement Ltd., consisting of one share of common stock paired with one share of preferred stock of the same class, for shares of common stock of the Company on a one-for-one basis.

    In addition, the Company and Power Measurement Ltd. have the right to require all, but not less than all, of the minority stockholders to exchange their share units for shares of common stock of the Company upon the earlier of a public offering, a change in control or January 2, 2009.

    In the event that the Company or Power Measurement Ltd. require the minority stockholders to exchange their share units, then the minority stockholders have the right to require the Company to repurchase 50% of the exchanged shares of common stock at the public offering price or at their fair market value if the exercise event is a change in control or in anticipation of January 2, 2009. In the event of a public offering, in lieu of the repurchase requirement at the public offering price, the Company may make an equivalent non-interest bearing loan to the stockholders maturing not more than one year following issuance. If the Company makes a dividend or distribution and the minority stockholders elect to exchange their share units to participate in such dividend or distribution, those stockholders may require the Company to repurchase 50% of the exchanged shares of common stock at fair market value.

    Share units acquired upon exercise of options granted by Power Measurement Ltd. to the minority stockholders are exchangeable for shares of common stock in the Company on a one-for-one basis.

    Minority interest presented on the consolidated balance sheets primarily reflects the carrying value of preferred shares of Power Measurement Ltd. issued to the minority stockholders. These shares have no cumulative dividend rights and are exchangeable into shares of common stock of the Company as part of a share unit under the terms set out above.

F–18

POWER MEASUREMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 1998, 1999 and 2000
Three month periods ended March 31, 2000 and 2001 (unaudited)

(Expressed in U.S. Dollars)

    (c) Incentive stock options:

    The Company maintains a fixed stock option plan that enables it to grant options to its directors, officers, employees, and other service providers. In addition, the Company's subsidiary, Power Measurement Ltd., has entered into both fixed and variable stock options. Each option agreement with the grantee sets forth, among other things, the number of options granted, the exercise price and the vesting conditions of the options. Stock options are granted with an exercise price equal to the stock's fair value at the date of the grant. Variable awards granted through Power Measurement Ltd. consist primarily of stock option awards with exercise prices which increase by $3.43 ($5.14 Cdn.) or 5% on each anniversary date.

    A summary of the status of the Company's and its subsidiary's, Power Measurement Ltd., issued stock options is as follows:

	Number of options of
				Weighted average exercise price ($Cdn.)
	Company	Power Measurement Ltd.	Total
Balance, December 31, 1997	—	17,780	17,780	$102.83
Options granted	—	6,393	6,393	199.43
Options exercised	—	(1,980)	(1,980)	107.97
Options cancelled	—	(693)	(693)	107.97

Balance, December 31, 1998	—	21,500	21,500	134.14
Options granted	—	866	866	201.62
Options exercised	—	—	—	—
Options cancelled	—	(40)	(40)	113.11
Exchange	2,682	(2,682)	—	—

Balance, December 31, 1999	2,682	19,644	22,326	142.13
Options granted	26,199	—	26,199	218.50
Options exercised	—	(545)	(545)	118.25
Options cancelled	—	(283)	(283)	118.25
Exchange	4,308	(4,308)	—	—

Balance, December 31, 2000	33,189	14,508	47,697	187.23
Options granted	—	—	—	—
Options exercised	—	(884)	(884)	123.40
Options cancelled	(1,156)	—	(1,156)	216.26

Balance, March 31, 2001	32,033	13,624	45,657	$188.86

    On November 15, 1999 and January 31, 2000, 2,682 options and 4,308 options, respectfully, representing 100% of the options previously granted and outstanding by Power Measurement Ltd. under the Key Employees and Contractors Stock Option Plan Agreement and an Employee Stock Option Agreement respectively, were exchanged for 6,990 common share options of the Company. The

F–19

terms of the options remained unchanged after the exchange. The exchange resulted in a new measurement date for the options.

    The following table summarizes information about the total number of fixed and variable stock options outstanding at December 31, 2000:

	Options outstanding			Options exercisable
		Weighted average remaining contractual life
Range of exercise prices ($ Cdn.)	Number outstanding at December 31, 2000		Weighted average exercise price ($ Cdn.)	Number exercisable at December 31, 2000	Weighted average exercise price ($ Cdn.)

$102-$150	14,239	7.24 years	$113.58	9,931	$118.25
$151-$200	1,816	7.27 years	166.52	908	166.52
$200-$250	31,642	8.81 years	221.55	5,113	228.22

	47,697		$187.23	15,952	$156.24

    At December 31, 2000, the weighted average exercise prices for options outstanding and options exercisable were $124.86 and $104.70, respectively (the U.S. dollar amounts have been calculated by multiplying the actual exercise price in Canadian dollars by the U.S.-Canadian exchange rate at December 31, 2000).

    The following table summarizes information about the total number of fixed and variable stock options outstanding at March 31, 2001:

	Options outstanding			Options exercisable
Range of exercise prices ($ Cdn.)	Number outstanding at March 31, 2001	Weighted average contractual life	Weighted average exercise price ($ Cdn.)	Number exercisable at March 31, 2001	Weighted average exercise price ($ Cdn.)

$102-$150	13,355	7.00 years	$116.76	9,047	$123.40
$151-$200	1,816	7.02 years	166.52	908	166.52
$200-$250	30,486	8.56 years	221.55	5,018	228.22

	45,657		$187.78	14,973	$161.14

    At March 31, 2001, the weighted average exercise prices for options outstanding and options exercisable are $119.13 and $102.23, respectively (the U.S. dollar amounts have been calculated by multiplying the actual exercise price in Canadian dollars by the U.S.-Canadian exchange rate at March 31, 2001).

F–20

    The following table disaggregates stock compensation expense by employees and non-employees:

	December 31, 1998	December 31, 1999	December 31, 2000	March 31, 2000	March 31, 2001
				(unaudited)	(unaudited)
Pursuant to variable and fixed stock option grants to employees	$54,155	$689,611	$256,585	$64,147	$41,812
Pursuant to stock option grants to non-employees	52,291	171,893	288,293	35,143	28,680

	$106,446	$861,504	$544,878	$99,290	$70,492

    Had compensation cost for the Company's employee stock option plans been determined based on the fair value at the grant date for awards under the plans consistent with the measurement provisions of SFAS No. 123, the Company's net income (loss) would have been adjusted as follows:

	December 31, 1998	December 31, 1999	December 31, 2000	March 31, 2000	March 31, 2001
				(unaudited)	(unaudited)
Net income (loss) as reported	$1,751,219	$(3,331,996)	$(430,592)	$(634,435)	$1,711,493
Additional compensation expense (recovery) for fair value of employee options	34,741	(440,328)	(54,228)	(13,557)	23,218

Income (loss)—pro forma	$1,716,478	$(2,891,668)	$(376,364)	$(620,878)	$1,688,275

Basic income (loss) per share of common stock—pro forma	$5.84	$(9.83)	$(1.26)	$(2.08)	$5.11
Diluted income (loss) per share of common stock—pro forma	5.18	(9.83)	(1.26)	(2.08)	4.58

    The fair value of each option is established on the date of grant using the Black-Scholes option-pricing model with the following assumptions for options granted during the period specified:

	December 31, 1998	December 31, 1999	December 31, 2000	March 31, 2000	March 31, 2001
				(unaudited)	(unaudited)
Expected dividend yield	0%	0%	0%	0%	0%
Expected stock price volatility	0%	0%	0%	0%	0%
Risk-free interest rate	5.6%	4.9%	5.2%	5.0%	5.0%
Expected life of options (in years)	5.5 years	5.5 years	5.5 years	5.5 years	5.2 years

    Weighted average fair value of options granted in 2000 was $49.36 Cdn. (1999—$28.85 Cdn.; 1998—$2.84 Cdn.).

    (d) Commitment to issue shares of common stock:

    During the year ended December 31, 1998, Power Measurement Ltd. issued convertible promissory notes to certain members of the Investor Group. There was no beneficial conversion feature attached

F–21

to these promissory notes as the conversion price was equal to the fair market value of the underlying shares of common stock at that date. In March 1999, the holders of the promissory notes indicated their intent to exercise the conversion feature in accordance the original terms of the promissory notes. As such, both the Company and Power Measurement Ltd. reserved 33,031 share units in 1999. These share units were legally issued during the year ended December 31, 2000 and the notes were exchanged, at that time, for 33,031 shares of common stock of the Company.

11. Income per share:

    The weighted average number of shares of common stock used in the computation of income (loss) are as follows:

	December 31, 1998	December 31, 1999	December 31, 2000	March 31, 2001
				(unaudited)
Weighted average shares of common stock used in computation of basic income (loss) per share	293,997	293,997	298,484	330,252
Weighted average shares of common stock from assumed conversion of subsidiary minority interest shares	30,351	—	—	31,780
Weighted average shares of common stock from assumed conversion of dilutive stock options	6,763	—	—	6,193

Weighted average shares of common stock used in computing diluted income (loss) per share	331,111	293,997	298,484	368,225

12. Financial instruments:

    (a) Fair value:

    The carrying value of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable, accrued liabilities and income taxes payable approximates their fair value due to the short-term nature of the items. The estimated fair value of long-term debt and capital lease obligations approximates their carrying value as they bear interest at rates approximating current market rates.

    The estimated fair value of advances from stockholders is not practical to determine due to their related party nature and the absence of a secondary market for such instruments. The fair value of the swap transaction described in note 12(b), which represents the amount that would be paid by the Company if the transactions were terminated at December 31, 2000 was $70,757 (1999—$8,115).

    In evaluating the fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts for financial instruments. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

F–22

    (b) Interest rate risk:

    The Company, through its subsidiary Power Measurement Ltd., has entered into an interest rate swap transaction with CIBC World Markets. The swap transaction expires March 30, 2004. It provides the Company with limited protection against increases in interest rates through the exchange of three month bankers' acceptances floating interest rates for a fixed interest rate of 6.5% if the floating interest rate is between 6.50% and 8.00%. However, if the floating interest rates decline to, or are below, 4.50%, the Company will pay a fixed interest rate of 5.93%. No interest rate cap exists if the floating rate is equal to or exceeds 8%. As at December 31, 2000, the notional amount of the swap transaction was $9,700,000 (1999—$11,900,000).

    The Company is exposed to credit losses in the event of non-performance by the counter party to the interest swap agreements. However, the Company does not anticipate non-performance by the counter party as the counter party is a major financial institution.

    (c) Foreign currency risk:

    The Company, through its subsidiaries, operates internationally which gives rise to a risk that earnings and cash flows may be negatively impacted by fluctuations in foreign exchange rates. To the date of these financial statements, the Company has not entered into foreign currency hedging or other derivative arrangements.

    (d) Concentrations of credit risk:

    Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents and trade accounts receivable. To reduce credit risk, cash equivalents are only held at major financial institutions and management performs ongoing credit evaluations of its customers' financial condition. The Company maintains reserves for potential credit losses.

13. Employee benefit plans:

    (a) Employee Bonus Plans:

    The Company has a profit sharing plan which provides for the distribution of a percentage of pre-tax profits to substantially all employees to a maximum percentage of individual compensation. Other plans award annual bonuses to the Company's executives and key contributors based on the achievement of profitability and other specific performance criteria. Charges to expense under these plans were $798,666 for the year ended December 31, 2000 (1999—$1,251,418; 1998—$819,409).

    (b) Employee Savings and Retirement Plan:

    The Company, through its subsidiary Power Measurement USA, Inc., has a 401(k) Plan which covers those employees working in the United States of America. The Company contributes a percentage of each participating employee's salary. The plan allows for employee contributions of up to 15% of compensation, up to the maximum allowed by the Internal Revenue Code. Charges to expense under the plan were $40,210 for the year ended December 31, 2000 (1999—$6,860; 1998—$0).

14. Related party transactions:

    During the year ended December 31, 2000, the Company paid management fees of $201,993 (1999—$345,694; 1998—$231,990) to a company affiliated with a stockholder.

F–23

POWER MEASUREMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years ended December 31, 1998, 1999 and 2000
Three month periods ended March 31, 2000 and 2001 (unaudited)

(Expressed in U.S. Dollars)

15. Commitments and contingencies:

    (a) The Company, through its subsidiary Power Measurement Ltd., is a defendant in a lawsuit alleging underpayment of commissions. Discovery proceedings are in progress. This litigation is in its preliminary stages and management is defending it vigorously. Any costs incurred in excess of the amounts provided to date will be recognized when determinable.

    (b) The Company, through its subsidiary Power Measurement (Australia) Pty Ltd., is a defendant in a lawsuit alleging breach of contract in the dismissal of a former consultant for a claim of approximately $136,000. The Company believes that the claim is without merit and is defending the action. Any costs incurred in excess of the amounts provided to date will be recognized when determinable.

    (c) The Company, through its subsidiaries, leases office space under operating leases expiring at various dates through 2005. Future minimum commitments for non-cancelable operating leases are as follows:

    Year ending December 31:

2001	$83,021
2002	85,841
2003	77,945
2004	25,278
2005	2,730

Total minimum lease payments	$274,815

    Rental expense for operating leases for the year ended December 31, 2000 amounted to approximately $64,762 (1999—$55,143; 1998—$11,845).

16. Industry segment and foreign operations:

    The Company defines an operating segment as a component that engages in business activities whose operating results are reviewed by the chief operating decision maker and for which discrete financial information is available. The Company's chief operating decision maker has been identified as the CEO, who reviews operating results for the entity as a whole in making decisions about allocating resources and assessing performance for the Company. The Company operates in one segment being the design, development, manufacture and marketing of enterprise energy management systems to consumers and suppliers of electricity worldwide. Since the Company operates in one segment, all financial segment information can be found in the consolidated financial statements.

F–24

    Sales to the Company's major customers representing more than 10% of the total revenues included:

	December 31, 1998	December 31, 1999	December 31, 2000	March 31, 2000	March 31, 2001
				(unaudited)	(unaudited)
Customer A	$—	$—	$4,298,411	$1,006,518	$6,936,302
Customer B	3,255,678	3,959,483	3,936,844	769,829	—

    At as December 31, 2000 and 1999, significantly all of the assets related to the Company's operations were located in Canada.

    For geographical reporting, revenues are attributed to the geographic location in which the customer is located as follows:

	December 31, 1998	December 31, 1999	December 31, 2000	March 31, 2000	March 31, 2001
				(unaudited)	(unaudited)
United States	$10,930,218	$14,133,487	$19,171,200	$3,797,586	$11,128,178
Canada	3,404,753	3,680,205	4,457,542	1,173,184	1,253,658
United Kingdom	—	617,793	1,303,318	270,071	435,883
Mexico	511,360	1,917,424	547,589	138,685	117,418
Asia	2,430,185	2,553,182	3,802,391	799,596	1,092,699
Latin America	1,889,488	2,132,988	2,853,190	678,827	476,746
Europe	1,089,314	845,073	1,442,310	355,671	368,251
Australia and Africa	755,030	621,699	502,188	134,706	149,832

	$21,010,348	$26,501,851	$34,079,728	$7,348,326	$15,022,665

F–25

17. Canadian accounting principles:

    The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States. These principles differ in the following respects from those in Canada as summarized below:

    (a) Net income (loss):

	December 31, 1998	December 31, 1999	December 31, 2000	March 31, 2000	March 31, 2001
	(note 1(b))			(unaudited)	(unaudited)
Net income (loss) in accordance with United States GAAP	$1,751,219	$(3,331,996)	$(430,592)	$(634,435)	$1,711,493
Adjustments for differences in accounting for:
Stock-based compensation (note 17(c)(ii))	106,446	861,504	544,878	99,290	70,492
Deferred income tax recovery re stock-based compensation	(644)	(4,692)	(54,257)	(4,727)	—
Amortization of goodwill	—	677,074	677,074	168,343	166,950

Net income (loss) in accordance with Canadian GAAP	$1,857,021	$(1,798,110)	$737,103	$(371,529)	$1,948,935

    (b) Consolidated balance sheets:

    The amounts in the consolidated balance sheets that differ from those reported under United States GAAP are as follows:

	December 31, 1999		December 31, 2000		March 31, 2001
	United States GAAP	Canadian GAAP	United States GAAP	Canadian GAAP	United States GAAP	Canadian GAAP
					(unaudited)	(unaudited)
Deferred income taxes	$273,229	$268,537	$526,281	$472,024	$431,948	$431,948
Other assets (note 17(c)(i))	40,974,599	33,526,787	37,197,813	30,427,075	36,252,929	29,649,140
Additional paid in capital	31,711,014	22,618,178	37,292,799	27,655,085	37,363,291	27,655,085
Accumulated deficit	(3,331,996)	(1,686,972)	(3,762,588)	(895,612)	(2,051,095)	(1,053,322)

    (c) Differences between Canadian and United States GAAP include:

  (i)
  Other assets:

    As described in note 1(b), the reorganization has been accounted for as a substantive exchange among the Investor Group. Under Canadian generally accepted accounting principles, the transaction would be accounted for as a non-recurring related party transaction and the value assigned and allocated on the reorganization would represent the basis in the interest of the deemed acquirer plus the carrying value of the other members' interest in Power Measurement Ltd.

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  (ii)
  Stock-based compensation:

    The Company or its subsidiary, Power Measurement Ltd., has granted stock options to certain employees and non-employees and has recorded compensation expense under United States GAAP as described in note (1)(m). For Canadian GAAP purposes, the Company does not recognize compensation expense for option grants to employees. Any consideration paid by the employees on exercise, or by the Company on redemption, of the stock options is accounted for as a capital transaction. Accordingly, no compensation expense would be recognized for Canadian GAAP purposes.

  (iii)
  Income taxes:

    Under United States GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. Under Canadian GAAP, future tax assets and liabilities are recorded at substantially enacted tax rates. As at the dates indicated, there are no substantively enacted rates that differ from enacted rates. If calculated under Canadian GAAP there would be no difference to recognized deferred tax assets and liabilities due to this issue.

  (iv)
  Comprehensive income:

    Under United States GAAP SFASB 130 "Reporting Comprehensive Income", the Company is required to disclose components and changes therein in comprehensive income. Comprehensive income includes changes in equity during the period from transitions and circumstances from non-owner sources and would include both net income (loss) and foreign currency translation adjustments recorded in shareholders' equity. There is no similar disclosure requirement under Canadian GAAP.

F–27

18. Supplemental information:

		Year ended December 31, 1998	Year ended December 31, 1999	Year ended December 31, 2000	Three month period ended March 31, 2000	Three month period ended March 31, 2001
					(unaudited)	(unaudited)
(a)	Cash flow information:
	Changes in operating assets and liabilities:
	Accounts receivable	$(958,241)	$(898,254)	$(900,522)	$(488,493)	$244,916
	Inventories	(489,347)	(930,063)	(1,303,821)	102,937	1,042,688
	Prepaid expenses	9,120	(200,666)	109,104	22,477	(184,197)
	Accounts payable	1,264,959	(673,834)	702,155	422,991	284,250
	Accrued liabilities	111,099	341,226	517,381	262,829	(66,157)
	Income taxes payable	(1,372,882)	121,826	2,146,452	(86,234)	(89,686)
	Deferred revenue	28,601	176,240	62,049	105,792	63,705

		$(1,406,691)	$(2,061,325)	$1,332,798	$342,299	$1,295,519

(b)	Supplementary cash flow disclosure:
	Cash paid for:
	Interest	$209,340	$2,221,445	$1,311,267	$335,702	$290,941
	Income taxes	633,842	649,738	612,494	10,412	1,897,503
	Non-cash transactions:
	Value assigned to shares issued on reorganization (note 1(b))	30,852,450	—	—	—	—
	Issuance of shares of common stock for note receivable	—	302,432	—	—	—
	Issuance of shares of common stock upon conversion of promissory notes	—	—	4,734,806	—	—
	Property and equipment acquired by capital lease	—	—	507,157	—	—
(c)	Allowance for doubtful accounts:
	Opening balance	$34,920	$91,308	$97,007	$97,007	$116,706
	Bad debt expense	139,819	16,311	143,289	10,490	124,684
	Write offs and settlements	(81,231)	(10,612)	(123,590)	(5,386)	(79,618)

	Closing balance	$91,308	$97,007	$116,706	$102,111	$161,772

(d)	Research and development expenses:
	Research and development expenses	$2,617,689	$2,834,194	$2,956,360	$771,248	$906,108
	Less investment tax credits	478,525	491,991	697,548	141,395	181,776

		$2,139,164	$2,342,203	$2,258,812	$632,053	$724,332

F–28

19. Initial public offering:

    On            , 2001, the Company entered into an underwriting agreement to issue      shares of common stock at a price of $      per share for aggregate consideration of $      before fees and expenses. In connection with this offering, the Company has granted the underwriters an over-allotment option, exercisable until 30 days following the date of the underwriting agreement, to purchase up to an additional      shares of common stock at a price of $      per share.

    Concurrently with the closing of this offering, the Company will be required to make a final management fee payable of $         to a company affiliated with a stockholder (note 14).

F–29

                 Shares

Power Measurement, Inc.

Common Stock

[LOGO]

P R O S P E C T U S

           , 2001

Salomon Smith Barney
Banc of America Securities LLC
CIBC World Markets
Credit Suisse First Boston
Goldman, Sachs & Co.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  Other Expenses of Issuance and Distribution

    The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of common stock being registered, all of which will be paid by the Registrant:

Amount
SEC registration fee	$28,750
NASD filing fee	12,000
Nasdaq National Market listing fee	*
Toronto Stock Exchange listing fee	41,892
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue sky fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous	*

Total	*

*
To be filed by amendment.

ITEM 14.  Indemnification of Directors and Officers

    Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation has the power to indemnify its officers, directors, employees and agents (or persons serving in such positions in another entity at the request of the corporation) against expenses, including attorney's fees, judgments, fines or settlement amounts actually and reasonably incurred by them in connection with the defense of any action by reason of being or having been directors or officers, if such person shall have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation (and, with respect to any criminal action, had no reasonable cause to believe the person's conduct was unlawful), except that if such action shall be by or in the right of the corporation, no such indemnification shall be provided as to any claim, issue or matter as to which such person shall have been judged to have been liable to the corporation unless and to the extent that the Court of Chancery of the State of Delaware, or another court in which the suit was brought, shall determine upon application that, in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity. The Registrant's Restated Certificate of Incorporation will provide that the Registrant will indemnify its officers and directors to the fullest extent permitted by Delaware law.

    As permitted by Section 102 of the DGCL, the Registrant's Restated Certificate of Incorporation will provide that no director shall be liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as a director other than (i) for breaches of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the unlawful payment of dividends or unlawful stock purchases or redemptions under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

    The Underwriting Agreement is expected to provide that the underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Registrant against

II–1

certain liabilities, including liabilities under the Securities Act. Reference is made to the form of Underwriting Agreement to be filed as Exhibit 1.1 hereto.

    The Registrant maintains directors and officers liability insurance for the benefit of its directors and certain of its officers, and it has entered into indemnification agreements (in the form of exhibit  hereto) for the benefit of its directors and certain of its officers.

ITEM 15.  Recent Sales of Unregistered Securities

    The following is a summary of the transactions by the Registrant during the past three years involving sales of the Registrant's securities that were not registered under the Securities Act:

    (a) Effective March 14, 1999 and with a date of issuance of December 17, 2000, advances made by five investors in the aggregate amount of Cdn.$7,217,264 were converted into a total of 33,031 shares of the Registrant's Common Stock.

    (b) On December 24, 1999, the Registrant issued an aggregate of 1,300 shares of Common Stock to its employees for a purchase price of Cdn.$109.20 per share and an aggregate of 1,924 shares of Common Stock to its employees for a purchase price of Cdn.$156.00 per share.

    (c) On December 31, 1998, the Registrant issued an aggregate of 293,997 shares of Common Stock to seven investors in exchange for the following securities held by such investors: (i) all of the outstanding capital stock of OCM-PML Acquisition Corp., GFI-PML Investors Corp., GFI-PML Investors Two Corporation and Power Measurement USA, Inc. and (ii) 107,702 shares of Class A Preferred Stock of the Registrant's Canadian operating subsidiary.

    (d) Under the Registrant's 1999 Stock Option Plan and 2000 Stock Incentive Plan, it has granted options to purchase an aggregate of 32,033 shares of Common Stock to directors, executive officers, employees and consultants, with original exercise prices ranging from $68.09 to $143.50.

    None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the Registrant believes that each transaction was exempt from the registration requirements of the Securities Act of 1933 by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701.

ITEM 16.  Exhibit and Financial Statement Schedules

    (A) Exhibits

Exhibit No.	Title
1.1	Form of Underwriting Agreement*
3.1	Certificate of Incorporation of the Registrant (as currently in effect)
3.2	Amendment to Certificate of Incorporation (as currently in effect)
3.3	Form of Restated Certificate of Incorporation of the Registrant (to be filed with the Delaware Secretary of State prior to the closing of the offering)*
3.4	Form of Restated Bylaws of the Registrant (to become effective concurrently with the closing of the offering)
4.1	Form of Specimen of Common Stock Certificate*
5.1	Opinion of Irell & Manella LLP (including consent)*

II–2

10.1	Multi-Option Credit Facility, dated March 12, 1999, between Power Measurement Ltd. and the Canadian Imperial Bank of Commerce
10.2	Letter Agreement, dated December 6, 1999, between Power Measurement Ltd. and the Canadian Imperial Bank of Commerce
10.3	Consent and Amendment Agreement dated January 1, 2001 between Power Measurement Ltd. and the Canadian Imperial Bank of Commerce
10.4	Letter Agreement, dated February 8, 2001, between Power Measurement Ltd. and the Canadian Imperial Bank of Commerce
10.5	Power Measurement Holdings, Inc. 2000 Stock Incentive Plan
10.6	1999 Stock Option Plan of Power Measurement Holdings, Inc.
10.7	PML Employee (EVCC) Corp. Stock Option Plan, dated January 13, 1997
10.8	EVCC/Eligible Business Investment Agreement dated September 25, 1996 between PML Employee (EVCC) Corp. and Power Measurement Ltd.
10.9	Amendment dated January 14, 1997 to EVCC/Eligible Business Investment Agreement between PML Employee (EVCC) Corp. and Power Measurement Ltd.
10.10	Exchange Agreement, dated January 4, 1999, by and among Power Measurement Ltd., Power Measurement Holdings, Inc., PML Employee (EVCC) Corp. and each of J. Bradford Forth and David Giles
10.11
Second Amended and Restated Securityholders Agreement, dated January 4, 1999, by and among Power Measurement Ltd., GFI-PML Investors Corp., the Holdco Investors (as defined therein), PML Employee (EVCC) Corp., J. Bradford Forth, David Giles, Power Measurement Holdings, Inc. and Power Measurement USA, Inc.
10.12
Amendment No.1 to Second Amended and Restated Securityholders Agreement, dated December 14, 1999, by and among Power Measurement Ltd., GFI-PML Investors Corp., the Holdco Investors (as defined therein), PML Employee (EVCC) Corp., J. Bradford Forth, David Giles, Power Measurement Holdings, Inc. and Power Measurement USA, Inc.
10.13	Form of Indemnification Agreement, dated as of June 27, 2001, by and between Power Measurement Holdings, Inc. and Indemnitee
10.14
Option Agreement, dated as of January 4, 1999 by and among GFI-PML Ventures, L.P., OCM Principal Opportunities Fund, L.P., RIT Capital Partners plc, Tinicum Investors, GFI-PML Partners, L.P., Richard Kolodny and Power Measurement Holdings, Inc.*
10.15	Letter Agreement, dated January 31, 2000, between Power Measurement Ltd. and J. Bradforth Forth*
10.16	Power Measurement Holdings, Inc. Stock Option Agreement, dated as of January 31, 2000 between Power Measurement Holdings, Inc. and J. Bradford Forth*
10.17	Form of 2000 Stock Incentive Plan Power Measurement Holdings Stock Option Agreement*
10.18	Form of Power Measurement Holdings, Inc. 1999 Stock Option Plan Agreement*
10.19	Employment Agreement, dated as of October 18, 1996, between Power Measurement Ltd. and J. Bradford Forth*

II–3

10.20	Amendment to Employment Agreement, dated as of July 29, 1998, between Power Measurement Ltd. and J. Bradford Forth*
10.21	Employment Agreement, dated as of June 4, 1998, between Power Measurement Ltd. and Jacques Van Campen*
10.22	Offer of Employment Letter, dated April 23, 1998, from Power Measurement Ltd. to Rick Stetler*
10.23	Offer of Employment Letter, dated August 2, 2000, from Power Measurement Ltd. to W. Gordon Lancaster*
10.24	Offer of Employment Letter, dated November 11, 2000 from Power Measurement USA, Inc. to Scott Henneberry*
21.1	Subsidiaries of the Registrant
23.1	Consent of KPMG LLP
23.7	Consent of Irell & Manella LLP (included in Exhibit No. 5.1)*
24.1	Powers of Attorney (included on signature page)

*
To be filed by amendment.

    (B) Financial Statement Schedules

    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  Undertakings

    The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II–4

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Victoria, British Columbia, on the 28th day of August, 2001.

POWER MEASUREMENT, INC.
By:	/s/ W. GORDON LANCASTER Chief Financial Officer

POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, Lawrence D. Gilson, J. Bradford Forth and W. Gordon Lancaster and each of them acting individually, as true and lawful attorneys-in-fact and agents each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments to said Registration Statement (including post-effective amendments and registration statements filed pursuant to Rule 462 and otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ J. BRADFORD FORTH J. Bradford Forth	President, Chief Executive Officer and Director (Principal Executive Officer)	August 28, 2001
/s/ W. GORDON LANCASTER W. Gordon Lancaster	Chief Financial Officer (Principal Financial and Accounting Officer)	August 28, 2001
/s/ LAWRENCE D. GILSON Lawrence D. Gilson	Chairman of the Board	August 28, 2001
/s/ ANTHONY H. BLOOM Anthony H. Bloom	Director	August 28, 2001
/s/ CHRISTOPHER S. BROTHERS Christopher S. Brothers	Director	August 28, 2001

II–5

/s/ RONALD G. HART Ronald G. Hart	Director	August 28, 2001
/s/ RAYMOND E. MEYER Raymond E. Meyer	Director	August 28, 2001

II–6

EXHIBIT INDEX

Exhibit No.	Title
1.1	Form of Underwriting Agreement*
3.1	Certificate of Incorporation of the Registrant (as currently in effect)
3.2	Amendment to Certificate of Incorporation (as currently in effect)
3.3	Form of Restated Certificate of Incorporation of the Registrant (to be filed with the Delaware Secretary of State prior to the closing of the offering)*
3.4	Form of Restated Bylaws of the Registrant (to become effective concurrently with the closing of the offering)
4.1	Form of Specimen of Common Stock Certificate*
5.1	Opinion of Irell & Manella LLP (including consent)*
10.1	Multi-Option Credit Facility, dated March 12, 1999, between Power Measurement Ltd. and the Canadian Imperial Bank of Commerce
10.2	Letter Agreement, dated December 6, 1999, between Power Measurement Ltd. and the Canadian Imperial Bank of Commerce
10.3	Consent and Amendment Agreement dated January 1, 2001 between Power Measurement Ltd. and the Canadian Imperial Bank of Commerce
10.4	Letter Agreement, dated February 8, 2001, between Power Measurement Ltd. and the Canadian Imperial Bank of Commerce
10.5	Power Measurement Holdings, Inc. 2000 Stock Incentive Plan
10.6	1999 Stock Option Plan of Power Measurement Holdings, Inc.
10.7	PML Employee (EVCC) Corp. Stock Option Plan, dated January 13, 1997
10.8	EVCC/Eligible Business Investment Agreement dated September 25, 1996 between PML Employee (EVCC) Corp. and Power Measurement Ltd.
10.9	Amendment dated January 14, 1997 to EVCC/Eligible Business Investment Agreement between PML Employee (EVCC) Corp. and Power Measurement Ltd.
10.10	Exchange Agreement, dated January 4, 1999, by and among Power Measurement Ltd., Power Measurement Holdings, Inc., PML Employee (EVCC) Corp. and each of J. Bradford Forth and David Giles
10.11
Second Amended and Restated Securityholders Agreement, dated January 4, 1999, by and among Power Measurement Ltd., GFI-PML Investors Corp., the Holdco Investors (as defined therein), PML Employee (EVCC) Corp., J. Bradford Forth, David Giles, Power Measurement Holdings, Inc. and Power Measurement USA, Inc.
10.12
Amendment No.1 to Second Amended and Restated Securityholders Agreement, dated December 14, 1999, by and among Power Measurement Ltd., GFI-PML Investors Corp., the Holdco Investors (as defined therein), PML Employee (EVCC) Corp., J. Bradford Forth, David Giles, Power Measurement Holdings, Inc. and Power Measurement USA, Inc.
10.13	Form of Indemnification Agreement, dated as of June 27, 2001, by and between Power Measurement Holdings, Inc. and Indemnitee
10.14
Option Agreement, dated as of January 4, 1999 by and among GFI-PML Ventures, L.P., OCM Principal Opportunities Fund, L.P., RIT Capital Partners plc, Tinicum Investors, GFI-PML Partners, L.P., Richard Kolodny and Power Measurement Holdings, Inc.*

10.15	Letter Agreement, dated January 31, 2000, between Power Measurement Ltd. and J. Bradforth Forth*
10.16	Power Measurement Holdings, Inc. Stock Option Agreement, dated as of January 31, 2000 between Power Measurement Holdings, Inc. and J. Bradford Forth*
10.17	Form of 2000 Stock Incentive Plan Power Measurement Holdings Stock Option Agreement*
10.18	Form of Power Measurement Holdings, Inc. 1999 Stock Option Plan Agreement*
10.19	Employment Agreement, dated as of October 18, 1996, between Power Measurement Ltd. and J. Bradford Forth*
10.20	Amendment to Employment Agreement, dated as of July 29, 1998, between Power Measurement Ltd. and J. Bradford Forth*
10.21	Employment Agreement, dated as of June 4, 1998, between Power Measurement Ltd. and Jacques Van Campen*
10.22	Offer of Employment Letter, dated April 23, 1998, from Power Measurement Ltd. to Rick Stetler*
10.23	Offer of Employment Letter, dated August 2, 2000, from Power Measurement Ltd. to W. Gordon Lancaster*
10.24	Offer of Employment Letter, dated November 11, 2000 from Power Measurement USA, Inc. to Scott Henneberry*
21.1	Subsidiaries of the Registrant
23.1	Consent of KPMG LLP
23.7	Consent of Irell & Manella LLP (included in Exhibit No. 5.1)*
24.1	Powers of Attorney (included on signature page)

*
To be filed by amendment.

QuickLinks

FORM S–1 REGISTRATION STATEMENT
PROSPECTUS
TABLE OF CONTENTS
SUMMARY
Corporate Information
The Offering
Summary Financial Data
RISK FACTORS
Risks Related To Our Business
Risks Related to This Offering
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
RELATED PARTY TRANSACTIONS
SECURITY OWNERSHIP BY MANAGEMENT AND PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
CONSOLIDATED STATEMENTS OF CASH FLOWS
PART II
ITEM 13. Other Expenses of Issuance and Distribution
ITEM 14. Indemnification of Directors and Officers
ITEM 15. Recent Sales of Unregistered Securities
ITEM 16. Exhibit and Financial Statement Schedules
ITEM 17. Undertakings
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX